  As filed with the Securities and Exchange Commission on January 22, 1998
                                                    Registration No. 333-

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                          ----------------------------

                          LOCKHEED MARTIN CORPORATION
             (Exact name of registrant as specified in its charter)

     Maryland                       3760                       52-1893632
 (State or other             (Primary Standard             (I.R.S. Employer
 jurisdiction of          Industrial Classification       Identification No.)
 incorporation or               Code Number)
   organization)

                             6801 ROCKLEDGE DRIVE
                           BETHESDA, MARYLAND 20817
                                 301-897-6000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                          ---------------------------

                            Stephen M. Piper, Esq.
                          Lockheed Martin Corporation
                             6801 Rockledge Drive
                           Bethesda, Maryland 20817
                                 301-897-6000
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                  Copies to:
     William J. Phillips, Esq.                  Charles M. Nathan, Esq.
    Jonathan L. Freedman, Esq.        Fried, Frank, Harris, Shriver & Jacobson
      Dewey Ballantine LLP                       One New York Plaza
   1301 Avenue of the Americas             New York, New York 10004-1980
   New York, New York 10019-1035
                          ---------------------------

   Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this Registration Statement and the satisfaction or waiver of all other conditions to the merger of a wholly-owned subsidiary of the Registrant with and into Northrop Grumman Corporation pursuant to the Merger Agreement described in the Joint Proxy Statement/Prospectus forming part of this Registration Statement.

   If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box [_].
                          ---------------------------
                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================
 Title of each class of             Amount to be           Proposed maximum              Proposed maximum            Amount of
 securities to be registered        registered(1)       offering price per share(2)  aggregate offering price    registration fee(3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 par value     86,028,440 shares                 $99.65625           $8,573,271,724                $2,529,116
====================================================================================================================================

(1) Based upon the maximum number of shares expected to be issued in connection with the transactions described herein (86,028,440 shares).

(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(f)(1). Based upon the average of the high and low prices of Lockheed Martin Common Stock on January 15, 1998 on the New York Stock Exchange ($99.65625).

(3) Pursuant to Rule 457(b), includes the fee of $1,437,146.00 previously paid in connection with the filing with the Commission of the preliminary proxy materials relating to the transactions described herein on November 26, 1997.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Lockheed Martin Corporation
6801 Rockledge Drive Bethesda, MD 20817

                    [LOGO OF LOCKHEED MARTIN APPEARS HERE]

NORMAN R. AUGUSTINE
Chairman of the Board
                               January 22, 1998
Dear Fellow Stockholder:

  You are cordially invited to attend a special meeting of stockholders of Lockheed Martin Corporation on Thursday, February 26, 1998, at 1:00 p.m. at The Peabody Orlando Hotel, 9801 International Drive, Orlando, Florida. At the special meeting, you will be asked to approve the issuance of shares of Lock-heed Martin common stock to the stockholders of Northrop Grumman Corporation in connection with the merger of a subsidiary of Lockheed Martin and Northrop Grumman.

  In the merger:

  . Northrop Grumman will become a wholly-owned subsidiary of Lockheed Martin and its businesses will be integrated into Lockheed Martin's businesses;

  . each outstanding share of Northrop Grumman common stock will be converted into 1.1923 shares of Lockheed Martin common stock; and

  . stockholders of Northrop Grumman will become stockholders of Lockheed
    Martin and own approximately 29% of Lockheed Martin common stock immedi-ately after the merger.

  Based on the closing price on January 9, 1998, the market value of 1.1923 shares of Lockheed Martin common stock was $119.08.

  At the special meeting you will also be asked to approve an amendment to Lockheed Martin's charter to increase the number of authorized shares of Lock-heed Martin common stock from 750 million to 1.5 billion.

  The Board of Directors has concluded that the merger with Northrop Grumman represents an important strategic opportunity for Lockheed Martin which will further enhance Lockheed Martin's position as a leading global aerospace and defense company. If the merger is completed, Lockheed Martin will be more com-petitive in commercial, civil, defense and international markets.

  The Board has reviewed the proposed issuance of shares and the proposed charter amendment, and believes that they are fair to, and in the best inter-ests of, the stockholders. We unanimously recommend that you vote for the pro-posal to issue Lockheed Martin shares to Northrop Grumman stockholders in the merger and the proposal to amend Lockheed Martin's charter.

  Your vote is most important to assure your representation at the special meeting. Please complete, sign and date the enclosed proxy card and return it in the enclosed prepaid envelope. Alternatively, you may vote by telephone by calling the toll-free number printed on your proxy card. If you plan to attend the special meeting, please let us know by indicating your attendance on your proxy card.

                              Sincerely yours,

                              /s/ Norman R. Augustine

                              Norman R. Augustine
                              Chairman of the Board

--------------------------------------------------------------------------------
 Neither the Securities and Exchange Commission nor any state securities regulators have approved the Lockheed Martin Common Stock to be issued in connection with the merger, nor have they determined if this Joint Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

 THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED JANUARY 22, 1998 AND IS FIRST
          BEING MAILED TO STOCKHOLDERS ON OR ABOUT JANUARY 27, 1998.

                    [LOGO OF LOCKHEED MARTIN APPEARS HERE]

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                               ----------------

                               JANUARY 22, 1998

  Lockheed Martin will hold a special meeting of stockholders on Thursday, February 26, 1998, at 1:00 p.m. at The Peabody Orlando Hotel, 9801 Interna-tional Drive, Orlando, Florida. Stockholders of record on January 20, 1998 are entitled to vote at the special meeting on the following proposals:

    1. To approve the issuance of shares of Lockheed Martin common stock to the stockholders of Northrop Grumman Corporation in connection with the ac-quisition of Northrop Grumman as a subsidiary.

    2. To approve an amendment to Lockheed Martin's charter to increase the number of authorized shares of Lockheed Martin common stock from 750 mil-lion to 1.5 billion.

    3. To transact any other business that is properly brought before the meeting.

  The accompanying joint proxy statement and prospectus describes the planned merger with Northrop Grumman in detail.

  To assure your representation at the special meeting, please complete, date, sign and return the enclosed proxy card in the prepaid return envelope, or register your vote by calling the toll-free number on your proxy card.

     By Order of the Board of Directors

     /s/ Lillian M. Trippett
     Lillian M. Trippett
     Vice President, Corporate Secretary
     and Associate General Counsel

                    [LOGO OF NORTHROP GRUMMAN APPEARS HERE]

                               January 22, 1998

Dear Fellow Stockholder:

  You are cordially invited to attend a special meeting of the stockholders of Northrop Grumman Corporation on Thursday, February 26, 1998, at 10:00 a.m. at the Los Angeles Airport Marriott Hotel, 5855 West Century Boulevard, Los Ange-les, California.

  At this meeting you will be asked to approve a merger pursuant to which Northrop Grumman will become a wholly-owned subsidiary of Lockheed Martin Cor-poration. When the merger is completed, each outstanding share of Northrop Grumman common stock will be converted into 1.1923 shares of Lockheed Martin common stock. Based on the closing price on January 9, 1998, the market value of 1.1923 shares of Lockheed Martin common stock was $119.08. The transaction is subject to governmental review and approval.

  Northrop Grumman's Board of Directors believes this strategic business com-bination will create a leading aerospace and defense company. The combined company will have the critical mass necessary to compete effectively in the current environment of lower defense procurement spending and increased indus-try consolidation. The combined company will benefit from increased economies of scale, product and market diversification, and increased financial flexi-bility and strength.

  The Northrop Grumman Board has approved the merger agreement, believes that the merger is fair to, and in the best interests of, Northrop Grumman and rec-ommends that you vote for approval of the merger.

  To assure your representation at the special meeting, please complete, sign, date and return the enclosed proxy form promptly. This will allow your shares to be voted whether or not you attend the meeting. If you plan to attend the meeting, check the appropriate box on the proxy card. Please do not send in your stock certificates with your proxy cards.

     Sincerely yours,

     /s/ Kent Kresa

     Kent Kresa
     Chairman of the Board, President and
     Chief Executive Officer

--------------------------------------------------------------------------------
 Neither the Securities and Exchange Commission nor any state securities regulators have approved the merger, nor have they determined if this
 Joint Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

 THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED JANUARY 22, 1998 AND IS FIRST
          BEING MAILED TO STOCKHOLDERS ON OR ABOUT JANUARY 27, 1998.

                    [LOGO OF NORTHROP GRUMMAN APPEARS HERE]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                                     NOTICE

  We are holding a special meeting of stockholders of Northrop Grumman Corpora-tion Thursday, February 26, 1998, at 10:00 a.m. at the Los Angeles Airport Marriott Hotel, 5855 West Century Boulevard, Los Angeles, California.

  Stockholders at the close of business on January 20, 1998, are entitled to vote at the special meeting. The following items are on the agenda:

 . Proposal to approve a merger agreement, pursuant to which the Company will become a wholly-owned subsidiary of Lockheed Martin Corporation. When the merger is completed, each outstanding share of common stock of Northrop Grumman will be converted into the right to receive 1.1923 shares of Lockheed Martin common stock.

 . Other business that may properly come before the special meeting.

     By order of the Board of Directors.

     /s/ James C. Johnson

     James C. Johnson
     Corporate Vice President, Secretary and Assistant General Counsel

1840 Century Park East
Los Angeles, California 90067

January 22, 1998

                                   IMPORTANT
                                   ---------

  TO ASSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY. A RETURN ENVELOPE IS PROVID-ED. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE MERGER....................................   1
SUMMARY...................................................................   5
  The Companies...........................................................   5
  The Special Meetings....................................................   5
  Recommendations to Stockholders.........................................   6
  The Merger..............................................................   7
  Lockheed Martin Summary Selected Historical Financial Information.......  10
  Northrop Grumman Summary Selected Historical Financial Information......  11
  Summary Selected Unaudited Pro Forma Combined Condensed Financial
   Information............................................................  12
  Comparative Per Share Information.......................................  13
RISK FACTORS..............................................................  14
THE SPECIAL MEETINGS......................................................  15
  Times and Places; Purposes..............................................  15
  Voting Rights; Votes Required for Approval..............................  15
  Proxies.................................................................  17
THE MERGER................................................................  19
  Background of the Merger................................................  19
  Reasons for the Merger; Recommendations of the Boards of Directors......  21
  Opinions of Financial Advisors..........................................  24
  Interests of Certain Persons in the Merger..............................  33
  Accounting Treatment....................................................  36
  Certain Federal Income Tax Consequences.................................  36
  Regulatory Approvals....................................................  38
  Resale Restrictions.....................................................  39
THE MERGER AGREEMENT......................................................  40
  The Merger..............................................................  40
  Exchange Procedures.....................................................  40
  Representations and Warranties..........................................  42
  Conduct of Business Pending the Merger..................................  42
  No Solicitation of Transactions.........................................  43
  Certain Covenants.......................................................  44
  Employee Benefits.......................................................  45
  Governance..............................................................  46
  Indemnification and Insurance...........................................  46
  Conditions..............................................................  46
  Termination.............................................................  47
  Termination Fees........................................................  48
  Expenses................................................................  48
  Amendment...............................................................  48
BUSINESS OF LOCKHEED MARTIN...............................................  49
  Recent Developments.....................................................  50
BUSINESS OF NORTHROP GRUMMAN..............................................  52
  Recent Developments.....................................................  53
MARKET DATA...............................................................  54
LOCKHEED MARTIN SELECTED HISTORICAL FINANCIAL INFORMATION.................  55

                                                                           PAGE
                                                                           ----
NORTHROP GRUMMAN SELECTED HISTORICAL FINANCIAL INFORMATION................  56
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS...............  57
NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS......  61
COMPARISON OF STOCKHOLDERS' RIGHTS........................................  65
PROPOSAL TO AMEND LOCKHEED MARTIN'S CHARTER...............................  75
CERTAIN TRANSACTIONS......................................................  75
LEGAL MATTERS.............................................................  76
EXPERTS...................................................................  76
AVAILABLE INFORMATION.....................................................  76
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................  77
FORWARD LOOKING STATEMENTS--SAFE HARBOR PROVISIONS........................  78
FUTURE STOCKHOLDER PROPOSALS..............................................  79
Appendix I   Agreement and Plan of Merger
Appendix II  Opinion of Bear, Stearns & Co. Inc.
Appendix III Opinion of Salomon Brothers Inc

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHY ARE THE TWO COMPANIES PROPOSING TO MERGE?

A: Lockheed Martin and Northrop Grumman are proposing to merge because they believe the combined company will be a leading global aerospace and defense company. In addition, Lockheed Martin and Northrop Grumman believe the merger will allow the combined company to be more competitive in commercial, civil, defense and international markets than either company on a stand-alone basis.

   Lockheed Martin and Northrop Grumman also believe that the merger will accelerate long-term growth and create stockholder value in years to come.

Q: HOW WILL THE MERGER AFFECT ME?

A: When the merger is completed, Northrop Grumman stockholders will receive
   1.1923 shares of Lockheed Martin common stock in exchange for each share of Northrop Grumman common stock they own.

   Lockheed Martin will not issue fractional shares. Instead, Northrop Grumman stockholders will receive cash for any fractional share of Lockheed Martin common stock owed to them based on the market value on a date close to the date of the merger.

   Following the merger, each Lockheed Martin share will remain outstanding. Persons who are stockholders of Lockheed Martin immediately before the merger will own approximately 71%, and former stockholders of Northrop Grumman will own approximately 29%, of the common stock of Lockheed Martin immediately after the merger.

   After the merger, Northrop Grumman's businesses will be integrated into Lockheed Martin's businesses.

   Example:

   . If you currently own 10,000 shares of Northrop Grumman common stock, then after the merger you will receive 11,923 shares of Lockheed Martin common stock.

   . If you currently own 100 shares of Northrop Grumman common stock, then after the merger you will receive 119 shares of Lockheed Martin common stock and a check for the market value of the .23 fractional share.

   . If you currently own 100 shares of Lockheed Martin common stock, you will continue to own those 100 shares of Lockheed Martin common stock after the merger.

Q: WHAT DO I NEED TO DO NOW?

A: Indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible so that your shares may be represented at your stockholders' meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposals described in these proxy materials. If you fail to sign and send in your proxy or you sign and send in your proxy but you abstain from voting, it will be equivalent to a vote against the proposals described in these proxy materials. Approval of the proposal to issue shares of Lockheed Martin common stock to Northrop Grumman stockholders is independent from and not conditioned upon approval of the proposal to amend Lockheed Martin's charter.

   The Lockheed Martin stockholders' special meeting and the Northrop Grumman stockholders' special meeting will each take place on February 26, 1998. You may attend your stockholders' meeting and vote your shares in person rather than voting by proxy. You may also use the toll-free telephone number on your proxy card to vote your Lockheed Martin shares. In addition, you may revoke your proxy up to and including the day of your stockholders' meeting by following the directions on page 18 and either change your vote or attend your stockholders' meeting and vote in person.

  THE BOARD OF DIRECTORS OF NORTHROP GRUMMAN RECOMMENDS VOTING IN FAVOR OF THE PROPOSED MERGER.

  THE BOARD OF DIRECTORS OF LOCKHEED MARTIN RECOMMENDS VOTING IN FAVOR OF THE ISSUANCE OF LOCKHEED MARTIN SHARES IN CONNECTION WITH THE MERGER AND IN FAVOR OF THE PROPOSED CHARTER AMENDMENT TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF LOCKHEED MARTIN COMMON STOCK.

Q: I AM A LOCKHEED MARTIN OR NORTHROP GRUMMAN EMPLOYEE AND I HOLD MY SHARES IN
   AN EMPLOYEE BENEFIT PLAN. WILL I BE ABLE TO VOTE THOSE SHARES?

A: Certain benefit plans sponsored by Lockheed Martin and Northrop Grumman permit each plan participant to direct the trustee how to vote shares attributable to the participant's plan account. If you participate in one of those plans, you will receive information from a plan fiduciary concerning the procedures for submitting an instruction card with your voting directions.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Your broker will vote your shares if you provide instructions on how to vote. You should instruct your broker to vote your shares, following the directions provided by your broker. If you are a Northrop Grumman stockholder, your broker will not be able to vote your shares on the proposed merger without instructions. If you are a Lockheed Martin stockholder, your broker will not be able to vote your shares on the proposed issuance of shares to Northrop Grumman stockholders without instructions, but will be able to vote your shares on the proposed amendment to Lockheed Martin's charter.

Q: I AM A NORTHROP GRUMMAN STOCKHOLDER. SHOULD I SEND IN MY STOCK CERTIFICATES
   NOW?

A: No. After the merger is completed, Northrop Grumman stockholders will be sent written instructions for exchanging their stock certificates. Lockheed Martin stockholders will keep their existing certificates.

Q: WILL NORTHROP GRUMMAN STOCKHOLDERS HAVE APPRAISAL RIGHTS?

A: Under Delaware corporate law, Northrop Grumman stockholders do not have any rights to an appraisal of the value of their shares in connection with the merger.

Q: IS THE EXCHANGE RATIO FIXED?

A: The 1.1923 exchange ratio for common stock will not change even if the market price for Lockheed Martin common stock decreases before the merger is completed. Accordingly, the market value of Lockheed Martin common stock you receive may be lower than its current market value. To review certain risks associated with the merger, see page 14.

Q: HOW WILL THE MERGER BE TREATED FOR ACCOUNTING PURPOSES?

A: The merger will be accounted for as a purchase of Northrop Grumman by Lockheed Martin, which means the purchase price, including costs directly related to the merger, will be allocated to the assets acquired and liabilities assumed based on their estimated fair values at the time of completion of the merger. To the extent the purchase price exceeds the fair value of Northrop Grumman's identified net assets, the excess will be recorded as cost in excess of net assets acquired and amortized to expense over a period of 40 years. Results of operations of Northrop Grumman will be included in Lockheed Martin's financial statements after the closing of the merger.

Q: WHAT HAPPENS TO MY FUTURE DIVIDENDS?

A: No changes are expected to Lockheed Martin or Northrop Grumman dividend policies before the merger. Following the merger, Lockheed Martin expects to continue to pay dividends on its common stock in the amount of $0.40 per share per quarter, or $1.60 per share per year. This represents an approximately 19% increase for current Northrop Grumman stockholders from the $1.60 per share per year historic dividend rate paid to Northrop Grumman stockholders because the number of shares held by Northrop Grumman stockholders will be increased by the exchange ratio of 1.1923. Although Lockheed Martin currently expects to pay the dividends described, Lockheed Martin cannot assure those payments. Members of Lockheed Martin's Board of Directors will use their discretion to decide whether to declare dividends and the amount of any dividends. In making their decision, the Lockheed Martin directors will consider various factors, including Lockheed Martin's business conditions, financial position, earnings and other factors.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

A: The exchange of shares by Northrop Grumman stockholders will be tax-free to Northrop Grumman stockholders for United States federal income tax purposes. However, Northrop Grumman stockholders will recognize gain on cash received in lieu of fractional shares of Lockheed Martin's common stock. The merger will be tax-free to Lockheed Martin stockholders for United States federal income tax purposes. To review the tax consequences to Northrop Grumman stockholders and Lockheed Martin stockholders in greater detail, see page 36.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: Lockheed Martin and Northrop Grumman are working toward completing the merger as quickly as possible. In addition to stockholder approvals, regulatory approvals must also be obtained. Lockheed Martin and Northrop Grumman anticipate completing the merger in the first quarter of 1998.

                       WHO CAN HELP ANSWER MY QUESTIONS?

        If you have more questions about the merger you should contact:

                         LOCKHEED MARTIN STOCKHOLDERS:

                          Lockheed Martin Corporation
                              6801 Rockledge Drive
                            Bethesda, Maryland 20817
                              Attn: James R. Ryan
                       Vice President, Investor Relations
                          Phone Number: (301) 897-6584

                         NORTHROP GRUMMAN STOCKHOLDERS:

                          Northrop Grumman Corporation
                             1840 Century Park East
                         Los Angeles, California 90067
                           Attention: J. Gaston Kent
                          Director, Investor Relations
                          Phone Number: (310) 201-3423

If you would like additional copies of the Joint Proxy Statement/Prospectus, or if you have questions about the merger, you should contact:

                         LOCKHEED MARTIN STOCKHOLDERS:

                               Morrow & Co., Inc.
                                909 Third Avenue
                                   20th Floor
                            New York, New York 10022
                          Phone Number: (888) 882-8595

                         NORTHROP GRUMMAN STOCKHOLDERS:

                            Georgeson & Company Inc.
                               Wall Street Plaza
                            New York, New York 10005
                          Phone Number: (800) 223-2064

                                    SUMMARY

  This summary highlights certain information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents referred to in the "Incorporation of Certain Documents by Reference" section at the end of this document.

THE COMPANIES (page 49)

Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, Maryland 20817
(301) 897-6000

  Lockheed Martin is a highly diversified global enterprise principally engaged in the conception, research, design, development, manufacture and integration of advanced technology products and services. Lockheed Martin conducts its principal business through five operating sectors: Space & Strategic Missiles; Electronics; Information & Services; Aeronautics; and Energy & Environment.

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067
(310) 553-6262

  Northrop Grumman is an advanced technology company operating in the aircraft, electronics and information technology industry segments of the aerospace in-dustry. The aircraft segment includes the design, development and manufacturing of aircraft and aircraft sections. The electronics segment includes the design, development, manufacturing and integration of electronic systems for military and commercial use and the operation and support of computer systems for scien-tific and management information. The information technology segment includes the design and development of military and commercial information systems and services for defense, civil and industrial customers.

THE SPECIAL MEETINGS (page 15)

  When and where the meetings will be held. The Lockheed Martin stockholders meeting will be held at 1:00 p.m., local time, on February 26, 1998, at The Peabody Orlando Hotel, 9801 International Drive, Orlando, Florida. The Northrop Grumman stockholders meeting will be held at 10:00 a.m., local time, on Febru-ary 26, 1998, at the Los Angeles Airport Marriott Hotel, 5855 West Century Bou-levard, Los Angeles, California.

  Purposes of the meetings. At the Lockheed Martin stockholders meeting, Lock-heed Martin stockholders will be asked:

  . to approve the issuance of shares of Lockheed Martin common stock to Northrop Grumman stockholders upon completion of the merger, and

  . to approve an amendment to Lockheed Martin's charter to increase the num-ber of authorized shares of Lockheed Martin common stock from 750 million to 1.5 billion.

  At the Northrop Grumman stockholders Meeting, Northrop Grumman stockholders will be asked to approve the merger agreement.

  Record Date; Voting Power. Stockholders who owned shares as of the close of business on January 20, 1998, the record date, are entitled to vote at their respective stockholder meetings.

  On the record date, there were 194,601,427 shares of Lockheed Martin common stock allowed to vote at the Lockheed Martin stockholders meeting. At the Lock-heed Martin stockholders meeting, Lockheed Martin stockholders will have one vote for each share of Lockheed Martin common stock they owned on the record date for each matter voted upon.

  On the record date, there were 67,310,563 shares of Northrop Grumman common stock allowed to vote at the Northrop Grumman stockholders meeting. At the Northrop Grumman stockholders meeting, Northrop Grumman stockholders will have one vote for each share of Northrop Grumman common stock they owned on the rec-ord date for the matter voted upon.

  Votes Required. The affirmative vote of a majority of the shares of Lockheed Martin common stock outstanding on the record date is required to approve the issuance of shares of Lockheed Martin common stock to Northrop Grumman stock-holders upon completion of the merger and Lockheed Martin's charter amendment.

  The affirmative vote of a majority of the shares of Northrop Grumman common stock outstanding on the record date is required to approve the merger agree-ment.

RECOMMENDATIONS TO STOCKHOLDERS (page 21)

  Lockheed Martin. The Board of Directors of Lockheed Martin believes that the proposed issuance of shares and the proposed charter amendment are fair to, and in the best interests of, Lockheed Martin and Lockheed Martin stockholders, and recommends that Lockheed Martin stockholders vote FOR the proposal to approve the issuance of shares of Lockheed Martin common stock to Northrop Grumman stockholders in connection with the merger and FOR the proposal to amend Lock-heed Martin's charter to increase the number of authorized shares of Lockheed Martin common stock.

  Northrop Grumman. The Board of Directors of Northrop Grumman believes that the merger is fair to, and in the best interests of, Northrop Grumman stock-holders, and recommends that Northrop Grumman stockholders vote FOR the pro-posal to approve the merger.

  Other Interests of Officers and Directors in the Merger. (page 33) In consid-ering the Boards' recommendations with regard to the merger, stockholders should be aware that a number of Northrop Grumman officers and directors have employment agreements, severance agreements or benefit plans that provide them with interests in the merger that are different from, and in addition to, the interests of Northrop Grumman stockholders generally.

  Generally, the named executive officers (the five most highly compensated ex-ecutive officers of Northrop Grumman) hold stock options, restricted perfor-mance stock rights, restricted stock rights and restricted award shares having the following approximate value, which will vest upon approval by the Northrop Grumman stockholders of the merger:

Kent Kresa             $16,085,296
Richard B. Waugh, Jr.  $ 4,747,249
James B. Roche         $ 4,859,759
John E. Harrison       $ 4,126,294
Richard R. Molleur     $ 4,067,448

The aggregate value of such benefits for all elected officers as a group is ap-proximately $61,575,588. In addition, if employment of a named executive offi-cer were to terminate following the merger in circumstances entitling such ex-ecutive officer to benefits pursuant to a severance agreement to which he is a party, the approximate total amount of salary, bonus and termination lump sum cash payments for such named executive officer would be as follows:

Kent Kresa              $7,808,299
Richard B. Waugh, Jr.   $3,585,966
James B. Roche          $3,067,877
John E. Harrison        $4,015,061
Richard R. Molleur      $2,725,687

The approximate amount of such payments for all elected officers as a group would be $38,068,872. The approximate value of the stock units and retirement payments which would be payable to the Northrop Grumman Board upon Northrop Grumman stockholder approval would be $1,487,929.

  The approximate value of the consulting and non-competition payments which would be payable to the Northrop Grumman Board upon completion of the merger and termination of the directors' services would be $720,000 to the extent all eligible directors who will not be continuing directors of Lockheed Martin en-ter into such agreements. Additionally, Lockheed Martin and Kent Kresa have agreed in principle that Mr. Kresa will act as a consultant to Lockheed Martin for a period of two years after the closing of the merger; it is expected that Mr. Kresa's compensation in the first year will be $1,400,000 and in the second year between $700,000 and $1,050,000 depending on the amount of time devoted to the consulting activities.

  Ownership of Lockheed Martin Following the Merger. Existing Lockheed Martin stockholders will own approximately 71%, and former Northrop Grumman stockhold-ers will own approximately 29%, of outstanding Lockheed Martin common stock im-mediately following the merger. Based on a comparison of September 30, 1997 historical financial data, the following percentages of revenues, net earnings, total assets and stockholders' equity of the two companies combined would have been attributable to Lockheed Martin and Northrop Grumman, respectively:

                      LOCKHEED NORTHROP
                       MARTIN  GRUMMAN
                      -------- --------
Revenues                 75%      25%
Net earnings             76       24
Total assets             75       25
Stockholders' equity     75       25

  Since the Merger will be accounted for as a purchase of Northrop Grumman by Lockheed Martin, to the extent the purchase price exceeds the fair value of Northrop Grumman's identifiable net assets, the excess will be recorded as cost in excess of net assets acquired. The percentages described above do not take into account any such purchase accounting adjustments nor do they take into account the effect of the GE Transaction which was consummated subsequent to September 30, 1997.

THE MERGER (page 19)

  The merger agreement is attached as Appendix I to this document. We encourage you to read the merger agreement. It is the legal document governing the merger.

  What Northrop Grumman Stockholders Will Receive in the Merger. As a result of the merger, Northrop Grumman stockholders will receive 1.1923 shares of Lockheed Martin common stock in exchange for each share of Northrop Grumman common stock. No fractional shares will be issued. Instead, Northrop Grumman stockholders will receive a check in payment of any fractional share based on the market value of Lockheed Martin common stock on a date close to when the merger occurs. Based on the closing price on January 9, 1998, the market value of 1.1923 shares of Lockheed Martin Common Stock was $119.08.

  Lockheed Martin Board of Directors and Management Following the
Merger. Following the merger, it is expected that there will be a total of 21 directors of Lockheed Martin. The Lockheed Martin Board of Directors will con-sist of the 18 current directors of Lockheed Martin, plus three directors from the Northrop Grumman Board, Kent Kresa, John E. Robson and Robert A. Lutz. Norman R. Augustine will remain Chairman of the Board of Lockheed Martin. Vance D. Coffman will remain Chief Executive Officer and a Vice Chairman of the Board of Lockheed Martin. Kent Kresa, who is currently Chairman of the Board, Chief Executive Officer and President of Northrop Grumman, will become a Vice Chairman of the Board of Lockheed Martin.

  Lockheed Martin Dividend Policy Following the Merger. Following the merger, Lockheed Martin expects to continue to pay dividends on its common stock in the amount of $0.40 per share per quarter, or $1.60 per share per year. This represents an approximately 19% increase for current Northrop Grumman stock-holders from the $1.60 per share per year historic dividend rate paid to Northrop Grumman stock holders because the number of shares held by Northrop Grumman stockholders will be increased by the exchange ratio of 1.1923. Lock-heed Martin's Board of Directors will decide whether to declare dividends and the amount of any dividends. In making its decision the Board will consider various factors, including Lockheed Martin's business condition, financial po-sition, earnings and other factors.

  Conditions to the Merger. The completion of the merger depends upon meeting a number of conditions, including the following:

  . the approval of the merger by the holders of a majority of outstanding
    Northrop Grumman common stock;

  . the approval of the issuance of Lockheed Martin common stock by a major-ity of the votes cast at the Lockheed Martin stockholders meeting;

  . no law shall be enacted or injunction entered which effectively prohibits the merger or which causes a material adverse effect on either Lockheed Martin or Northrop Grumman;

  . no material adverse change shall occur to the businesses, results of op-erations or financial condition of Lockheed Martin or Northrop Grumman, other than changes resulting from general economic, financial or industry conditions;

  . the approval of governmental authorities without burdensome demands; and

  . the receipt of opinions by each company from its tax counsel stating that the merger will be tax free to that company's stockholders.

  Certain of the conditions to the merger may be waived by the company enti-tled to assert the condition. However, neither Lockheed Martin nor Northrop Grumman currently intend to waive any conditions.

  Approval of the proposed Lockheed Martin charter amendment is not a condi-tion to the consummation of the merger.

  Termination of the Merger Agreement. The companies can agree to terminate the merger agreement without completing the merger, and either of the companies can terminate the merger agreement without triggering payment of the termination fee de-scribed below if any of the following occurs:

  . the merger is not completed by March 31, 1998;

  . the required approvals of either Lockheed Martin stockholders or Northrop
    Grumman stockholders are not received;

  . a court or other governmental authority permanently prohibits the merger;
    or

  . the other company materially breaches any of its representations, warran-ties, covenants or agreements under the merger agreement.

  In addition, Lockheed Martin can terminate the merger agreement if the Board of Directors of Northrop Grumman:

  . withdraws or modifies in any materially adverse manner its approval or recommendation in favor of the merger; or

  . approves or recommends a business combination with a third party.

  Northrop Grumman can terminate the merger agreement if it has received an offer to enter into a business combination with a third party, and its Board of Directors determines that its fiduciary obligations require it to terminate the merger agreement.

  Termination Fee. A termination fee of $200 million will be payable by North-rop Grumman to Lockheed Martin if Northrop Grumman receives a proposal for an alternative transaction under either of the following circumstances:

  . the merger agreement is terminated because the Northrop Grumman Board de-termines that its fiduciary obligations require such action, or because the Northrop Grumman Board recommends the alternative transaction, then the termination fee becomes immediately payable; or

  . the merger agreement is terminated because the Northrop Grumman Board has withdrawn its recommendation or because of failure to obtain Northrop Grumman stockholders approval, and Northrop Grumman enters into an alter-nate agreement or a third party acquires a majority of Northrop Grumman common stock within six months of such termination, then the termination fee is payable on the signing of such agreement or consummation of such acquisition.

  Regulatory Approvals. The Hart-Scott-Rodino Antitrust Improvements Act pro-hibits the companies from completing the merger until after the companies have furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission, and a required waiting period has ended. On August 28, 1997, the companies furnished the required in-formation. On September 26, 1997, the Department of Justice requested that the companies furnish additional information and materials. The companies are in the process of complying with this request. The Department of Justice is cur-rently reviewing the merger.

  Accounting Treatment. The merger will be accounted for as a purchase of Northrop Grumman by Lockheed Martin, which means the purchase price, including costs directly related to the merger, will be allocated to the assets acquired and liabilities assumed based on their estimated fair values at the time of the completion of the merger. To the extent the purchase price exceeds the fair value of Northrop Grumman's identified net assets, the excess (approxi-mately $7.3 billion as of September 30, 1997, which includes Northrop Grumman's historical balance of costs in excess of net assets acquired of $3.4 billion) will be recorded as cost in excess of net assets acquired and amor-tized to expense over a period of 40 years resulting in annual amortization of $183 million. Results of operations of Northrop Grumman will be included in Lockheed Martin's financial statements after the closing of the merger.

  Opinions of Financial Advisors. In deciding to approve the merger, the Board of each company considered opinions from its respective financial advisors as to the fairness of the exchange ratio from a financial point of view. Lockheed Martin received an opinion from its financial advisor, Bear, Stearns & Co. Inc., and Northrop Grumman received an opinion from its financial advisor, Salomon Brothers Inc. These opinions are attached as Appendices II and III to this Joint Proxy Statement/Prospectus. Stockholders are encouraged to read these opinions. If the merger is consummated, Bear Stearns will receive from Lockheed Martin a fee of $29 million in connection with the merger, less $9.0 milion previously paid. If the merger is consummated, Salomon will receive a fee from Northrop Grumman equal to 0.25% of the aggregate consideration to be received by Northrop Grumman stockholders in the merger, less $5.0 million previously paid. If Salomon's fee were calculated based on the trading price of Lockheed Martin common stock on January 20, 1998, the aggregate fee payable to Salomon, assum-ing the merger were consummated, would be approximately $28 million.

  In connection with delivering these opinions, the financial advisors per-formed a variety of analyses. The analyses included comparing Lockheed Martin and Northrop Grumman historical stock prices and financial multiples to each other and to those of other selected publicly traded companies, comparing the financial terms of the merger to those of other publicly announced transactions and estimating the relative values and contributions of Lockheed Martin and Northrop Grumman based on past and estimated future performance and anticipated benefits of the merger.

  Federal Income Tax Consequences. Except for tax payable by Northrop Grumman stockholders because of cash received instead of fractional shares, no gain or loss will be recognized by either Lockheed Martin, the Lockheed Martin stock-holders, Northrop Grumman, or the Northrop Grumman stockholders as a result of the merger. The merger is conditioned on receipt by each company of legal opin-ions to this effect.

  Tax matters are very complicated and the tax consequences of the merger to each stockholder will depend on the facts of each individual stockholder's cir-cumstances. Stockholders should consult their own tax advisors for a full un-derstanding of the tax consequences of the merger.

  No Appraisal Rights. Under Delaware law, Northrop Grumman stockholders have no right to an appraisal of the value of their shares in connection with the merger.

  Comparative Per Share Market Price Information. Shares of Lockheed Martin common stock are listed on the New York Stock Exchange and shares of Northrop Grumman common stock are listed on the New York and Pacific Stock Exchanges. On July 2, 1997, the last full trading day on the New York Stock Exchange prior to the public announcement of the proposed merger, Northrop Grumman common stock closed at $88 7/8 per share and Lockheed Martin common stock closed at $104 per share. On January 9, 1998, Northrop Grumman common stock closed at $117 3/8 per share and Lockheed Martin common stock closed at $99 7/8 per share. Stockhold-ers are urged to obtain current market quotations for Lockheed Martin common stock and Northrop Grumman common stock.

  Listing of Lockheed Martin Common Stock. Lockheed Martin will list the shares of Lockheed Martin common stock to be issued in connection with the merger on the New York Stock Exchange.

  Forward-Looking Statements May Prove Inaccurate. Each company has made for-ward- looking statements in this document (and in documents that are incorpo-rated by reference in this document) that are subject to risks and uncertain-ties. Forward-looking statements include information concerning possible or as-sumed future results of operations of Lockheed Martin, Northrop Grumman or the combined company following the merger. Also, when words such as "believes," "expects," "anticipates" or similar expressions are used, they are intended to identify forward-looking statements. Stockholders should note that many fac-tors, some of which are discussed elsewhere in this document and in the docu-ments which are incorporated by reference herein, could affect the future fi-nancial results of Lockheed Martin, Northrop Grumman or the combined company following the merger and could cause those results to differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this document.

       LOCKHEED MARTIN SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION

  Lockheed Martin is providing the following financial information to aid you in your analysis of the financial aspects of the merger. This information was derived from audited financial statements for 1992 through 1996, except for the balance sheet data for 1992 which was derived from unaudited financial information, and unaudited financial statements for the nine months ended September 30, 1997 and 1996. The information is only a summary and you should read it in conjunction with Lockheed Martin's historical financial statements (and related notes) contained in its annual reports and other information that have been filed with the Securities and Exchange Commission (the "Commission"). See "Incorporation of Certain Documents by Reference" on page 77.

                            AT OR FOR
                           NINE MONTHS
                              ENDED                      AT OR FOR
                          SEPTEMBER 30,           YEAR ENDED DECEMBER 31,
                         --------------- ------------------------------------------
                          1997   1996(1) 1996(1)(2) 1995(3) 1994(4) 1993(5) 1992(6)
                         ------- ------- ---------- ------- ------- ------- -------
                                (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales............... $20,191 $19,213  $26,875   $22,853 $22,906 $22,397 $16,030
Earnings before
 cumulative effect of
 changes in accounting..     929     882    1,347       682   1,055     829     649
Net earnings (loss).....     929     882    1,347       682   1,018     829    (361)
Net earnings (loss) per
 common share:
 Assuming no dilution:
  Before cumulative
   effect of changes in
   accounting...........    4.78    4.40     6.80      3.28    5.32    3.99    3.31
  Net earnings (loss)...    4.78    4.40     6.80      3.28    5.12    3.99   (1.84)
 Assuming full dilution:
  Before cumulative
   effect of changes in
   accounting...........    4.25    3.93     6.04      3.05    4.83    3.75    3.31
  Net earnings (loss)...    4.25    3.93     6.04      3.05    4.66    3.75   (1.84)
Cash dividends per
 common share...........    1.20    1.20     1.60      1.34    1.14    1.09    1.04
BALANCE SHEET DATA:
Total assets............  29,577  30,269   29,257    17,558  17,979  17,082  10,827
Short-term borrowings...   1,012     787    1,110       --      --      --      --
Long-term debt
 (including current
 maturities)............  10,235  11,252   10,368     3,732   3,879   4,372   2,130
Stockholders' equity....   7,654   7,189    6,856     6,433   6,086   5,201   3,482

--------
(1) Amounts displayed for 1996 include the effects of the business combination with Loral Corporation from April 1, 1996.
(2) Net earnings for 1996 included a nonrecurring gain from divestitures of $351 million, or $1.58 per common share assuming full dilution, offset by nonrecurring charges totaling $209 million, or $.94 per common share assuming full dilution, related to Lockheed Martin's strategy for its environmental remediation business and other corporate actions to improve efficiency, increase competitiveness and focus on core businesses.
(3) Net earnings for 1995 included charges totaling $436 million, or $1.96 per common share assuming full dilution, for merger related and consolidation expenses related to the formation of Lockheed Martin.
(4) Amounts displayed for 1994 reflect the acquisition of the Space Systems Division of General Dynamics Corporation ("GD") effective May 1, 1994. In addition, net earnings for 1994 included nonrecurring gains of $100 million, or $.46 per common share assuming full dilution, related to an initial public offering of a portion of the common stock of a subsidiary and an acquisition termination fee, and also included a cumulative effect adjustment related to Lockheed Martin's change in the method of accounting for its Employee Stock Ownership Plan.
(5) Amounts displayed for 1993 reflect the acquisitions of the GD Fort Worth Division effective February 28, 1993 and the aerospace businesses of General Electric Company effective April 2, 1993.
(6) The net loss for 1992 included the cumulative effect of accounting changes relative to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106, Employers' Accounting for Post-Retirement Benefits Other than Pensions, and SFAS No. 112, Employers' Accounting for Post-Employment Benefits.

       NORTHROP GRUMMAN SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION

  Northrop Grumman is providing the following financial information to aid you in your analysis of the financial aspects of the merger. The information for 1994 through 1996, except for the balance sheet data for 1994, was derived from audited financial statements which were included in the Form 8-K that Northrop Grumman filed regarding its merger with Logicon Inc. ("Logicon") on August 1, 1997. The information for the 1992 through 1993 periods, and for the 1994 balance sheet data, was derived by combining audited information from Northrop Grumman's and Logicon's annual reports for those periods. The information for the interim periods was derived from unaudited financial statements for the nine months ended September 30, 1997 and 1996. The information is only a summary and you should read it in conjunction with Northrop Grumman's recent Form 8-K filed to reflect its merger with Logicon. See "Incorporation of Certain Documents by Reference" on page 77.

                           AT OR FOR
                          NINE MONTHS
                             ENDED                     AT OR FOR
                         SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                         -------------- ---------------------------------------
                          1997  1996(1) 1996(1)(2)  1995  1994(3)  1993   1992
                         ------ ------- ---------- ------ ------- ------ ------
                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales............... $6,643 $6,194    $8,607   $7,272 $7,025  $5,385 $5,870
Net income..............    290    240       264      277     53     116    136
Earnings per share......   4.35   3.90      4.22     4.79    .92    2.04   2.42
Cash dividends per
 common share...........   1.20   1.20      1.60     1.60   1.60    1.60   1.60
BALANCE SHEET DATA:
Total assets............  9,778  9,709     9,645    5,642  6,192   3,063  3,275
Short-term debt.........    168    245       228       65    171     --     100
Long-term debt
 (including current
 maturities)............  3,020  3,289     3,150    1,307  1,763     160    410
Stockholders' equity....  2,503  2,258     2,282    1,586  1,391   1,420  1,335

--------
(1) Amounts displayed for 1996 reflect the acquisition of the defense and electronics systems business of Westinghouse Electric Corporation effective March 1, 1996.
(2) Net income for 1996 included a charge of $58 million, or $.93 per share, related to the closure of four plants.
(3) Amounts displayed for 1994 reflect the acquisition of Grumman Corporation effective April 1, 1994. Net income for 1994 included a charge of $183 million, or $3.18 per share, related to an early retirement incentive program.

 SUMMARY SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

  Lockheed Martin and Northrop Grumman are providing the following unaudited pro forma combined condensed financial information to give you a better picture of what the results of operations and financial position of the combined business of Lockheed Martin and Northrop Grumman might have been had the merger and the GE Transaction (as hereinafter defined) occurred on an earlier date. For a description of the GE Transaction, see "Business of Lockheed Martin-- Recent Developments" on page 50. The unaudited pro forma combined condensed income statement data combines information from the historical consolidated statements of earnings of Lockheed Martin and Northrop Grumman giving effect to the merger and the GE Transaction as if they occurred at the beginning of the earliest period presented. The unaudited pro forma combined condensed balance sheet data combines information from the historical consolidated balance sheets of Lockheed Martin and Northrop Grumman giving effect to the merger and the GE Transaction as if they had been completed on September 30, 1997.

  We are providing this information for illustrative purposes only. It does not necessarily reflect what the results of operations or financial position of the combined company would have been if the merger and the GE Transaction had actually occurred on the dates noted above. This information also does not necessarily indicate what the combined company's future consolidated results of operations or financial position will be. This information does not reflect (a) the effect of any potential changes in revenues or any operating synergies which we may achieve by combining the resources of our companies, or (b) costs associated with the combining of our companies, which we cannot presently estimate.

  The merger will be accounted for as a purchase of Northrop Grumman by Lockheed Martin. In connection with the merger, the purchase price will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the consummation of the merger, with any excess allocated to goodwill. For a description of the purchase method of accounting with respect to the merger, see "The Merger--Accounting Treatment" on page 36.

  Refer to "Unaudited Pro Forma Combined Condensed Financial Statements" on page 57 for more details related to the information displayed.

                               AT OR FOR                       FOR
                           NINE MONTHS ENDED               YEAR ENDED
                           SEPTEMBER 30, 1997           DECEMBER 31, 1996
                         ----------------------       ----------------------
                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales...............      $    25,203                 $     33,675
Net earnings............            1,002                        1,373
Net earnings per common
 share..................             3.77                         5.08
Cash dividends per
 common share...........             1.20                         1.60
BALANCE SHEET DATA:
Total assets............           44,547                          N/A
Short-term debt.........            1,180                          N/A
Long-term debt
 (including current
 maturities)............           14,994                          N/A
Stockholders' equity....           13,501                          N/A

                       COMPARATIVE PER SHARE INFORMATION

  The following table sets forth historical and pro forma Lockheed Martin and historical and pro forma equivalent Northrop Grumman information on a per share basis for earnings, dividends declared and book value.

  Pro forma net earnings were derived from the pro forma information presented under "Unaudited Pro Forma Combined Condensed Financial Statements" on page 57. Pro forma cash dividends declared per share reflect Lockheed Martin's cash dividends declared in the periods indicated. The information for "Per equivalent Northrop Grumman share" was calculated by multiplying the related information for "Per share of Lockheed Martin common stock" by 1.1923, which is the Exchange Ratio of Lockheed Martin common stock for each share of Northrop Grumman common stock. The historical book value per share information was based upon outstanding shares of common stock for each respective company. The number of outstanding shares of Lockheed Martin common stock have been adjusted, for the pro forma data presented, to include the shares of Lockheed Martin common stock estimated to be issued in the merger.

  The information set forth below is only a summary and you should read it in conjunction with the "Unaudited Pro Forma Combined Condensed Financial Statements" on page 57, and the respective audited and unaudited consolidated financial statements of Lockheed Martin and Northrop Grumman. The audited and unaudited consolidated financial statements of Lockheed Martin and Northrop Grumman are incorporated into this Joint Proxy Statement/Prospectus by reference. See "Incorporation of Certain Documents by Reference" on page 77.

                                               AT OR FOR          AT OR FOR
                                           NINE MONTHS ENDED     YEAR ENDED
                                           SEPTEMBER 30, 1997 DECEMBER 31, 1996
                                           ------------------ -----------------
HISTORICAL:
Per share of Lockheed Martin Common
 Stock:
  Book value assuming:
    No dilution..........................        $35.75            $31.81
    Full dilution........................         34.89             31.55
  Cash dividends.........................          1.20              1.60
  Net earnings assuming:
    No dilution..........................          4.78              6.80
    Full dilution........................          4.25              6.04
Per share of Northrop Grumman Common
 Stock:
  Book value.............................         37.49             34.30
  Cash dividends.........................          1.20              1.60
  Net earnings...........................          4.35              4.22
UNAUDITED PRO FORMA:
Per share of Lockheed Martin Common
 Stock:
  Book value.............................        $50.54            $48.33
  Cash dividends.........................          1.20              1.60
  Net earnings...........................          3.77              5.08
Per equivalent Northrop Grumman share:(1)
  Book value.............................         60.26            $57.62
  Cash dividends.........................          1.43              1.91
  Net earnings...........................          4.49              6.06

--------
(1) Per equivalent common share data is calculated by multiplying the pro forma amounts per share of Lockheed Martin Common Stock by the exchange ratio to be used in the merger of 1.1923 shares of Lockheed Martin Common Stock for each share of Northrop Grumman Common Stock.

                                 RISK FACTORS

  In addition to general investment risks and those factors set forth elsewhere in this document (including the risks that actual results may vary materially from those anticipated in the forward-looking statements contained in and incorporated by reference into this document as described under the caption "Forward-Looking Statements--Safe Harbor Provisions" on page 78), stockholders of Lockheed Martin Corporation ("Lockheed Martin") and Northrop Grumman Corporation ("Northrop Grumman") should consider the following risks in deciding whether to approve the proposals described herein.

RISKS ASSOCIATED WITH THE INTEGRATION OF THE TWO COMPANIES

  The Merger involves the integration of two companies that have previously operated independently. The consolidation of functions, the integration of departments, systems and procedures, and relocation of staff present significant management challenges. There can be no assurance that such actions will be successfully accomplished as rapidly as currently expected. Moreover, although the primary purpose of such actions will be to realize direct cost savings and other operating efficiencies, there can be no assurance of the extent to which such cost savings and efficiencies will be achieved.

RISKS ASSOCIATED WITH FIXED EXCHANGE RATIO

  Upon completion of the Merger, each share of Northrop Grumman Common Stock will be converted into the right to receive 1.1923 shares of Lockheed Martin Common Stock. The Exchange Ratio is a fixed number and will not be adjusted in the event of any increase or decrease in the price of either Lockheed Martin Common Stock or Northrop Grumman Common Stock. As a result, the value of the shares of Lockheed Martin Common Stock received by Northrop Grumman stockholders in the Merger will vary depending on fluctuations in the value of Lockheed Martin Common Stock. Such fluctuations may be the result of changes in business, operations or prospects of Lockheed Martin, general market and economic conditions and other factors. Accordingly, there can be no assurance that the value of the merger consideration on the date of this Joint Proxy Statement/Prospectus will be the same as on the date of the special meetings of the stockholders of Lockheed Martin and Northrop Grumman or the effective time of the Merger.

RISKS ASSOCIATED WITH GOVERNMENTAL APPROVALS

  The Hart-Scott-Rodino Antitrust Improvements Act of 1976 prohibits us from completing the Merger until expiration or termination of a waiting period. It is possible that governmental authorities may impose conditions for granting approval. We may be required to divest one or more of either company's product lines, or agree to various operating restrictions before or after receipt of shareholder approval, in order to establish compliance with the antitrust laws. We have agreed with each other in the merger agreement that in order to gain such antitrust approval we would divest any assets such government authorities require so long as such divestiture would not have a significant adverse effect on the combined company. We do not plan to seek shareholder approval after the Special Meetings if any divestitures or operational restrictions are subsequently required to establish compliance with the antitrust laws.

DILUTION

  For the holders of Lockheed Martin Common Stock, on a pro forma basis, the Merger would have a dilutive effect on earnings per share for the fiscal year ended December 31, 1996 and the nine month period ended September 30, 1997. In addition, based on Lockheed Martin management's projections, the Merger is expected to result in dilution to Lockheed Martin's earnings per share in the years 1998 and 1999.

  The shares of Lockheed Martin Common Stock to be issued to Northrop Grumman stockholders at the Effective Time are expected to represent approximately 29% of the number of shares of Lockheed Martin Common Stock outstanding immediately after the Effective Time. Accordingly, the Merger will have the effect of reducing the percentage voting interest in Lockheed Martin represented by a share of Lockheed Martin Common Stock immediately prior to the Effective Time. However, as a result of the Merger, stockholders of Lockheed Martin will own a voting interest in a significantly larger enterprise.

                             THE SPECIAL MEETINGS

  This Joint Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies (i) from the holders of common stock, par value $1.00 per share, of Lockheed Martin (the "Lockheed Martin Common Stock") by the Lockheed Martin Board of Directors (the "Lockheed Martin Board") for use at a special meeting of stockholders or any adjournment or postponement thereof (the "Lockheed Martin Stockholders Meeting") and (ii) from the holders of common stock, par value $1.00 per share, of Northrop Grumman (the "Northrop Grumman Common Stock") by the Northrop Grumman Board of Directors (the "Northrop Grumman Board") for use at a special meeting of stockholders or any adjournment or postponement thereof (the "Northrop Grumman Stockholders Meeting").

TIMES AND PLACES; PURPOSES

  Lockheed Martin. The Lockheed Martin Stockholders Meeting will be held at The Peabody Orlando Hotel, 9801 International Drive, Orlando, Florida, on Thursday, February 26, 1998, starting at 1:00 p.m., local time. At the Lockheed Martin Stockholders Meeting, the stockholders of Lockheed Martin (the "Lockheed Martin Stockholders") will be asked to consider and vote upon a proposal that Lockheed Martin issue shares of Lockheed Martin Common Stock to Northrop Grumman Stockholders upon consummation of the merger (the "Merger") contemplated by the Agreement and Plan of Merger, dated as of July 2, 1997, as amended (the "Merger Agreement"), among Lockheed Martin, Hurricane Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Lockheed Martin ("Merger Sub") and Northrop Grumman (the "Share Issuance Proposal"). A copy of the Merger Agreement is included as Appendix I to this Joint Proxy Statement/Prospectus. At the Lockheed Martin Stockholders Meeting, the stockholders of Lockheed Martin will also be asked to consider and vote upon a proposal to amend Lockheed Martin's Charter to increase the number of authorized shares of Lockheed Martin Common Stock from 750 million to 1.5 billion (the "Charter Amendment Proposal" and, together with the Share Issuance Proposal, the "Lockheed Martin Proposals") and such other matters as may properly come before the Lockheed Martin Stockholders Meeting. This proposed increase in the number of authorized shares will provide the Lockheed Martin Board with the flexibility to take advantage of potential future opportunities as they arise. The Lockheed Martin Board believes the proposed increase provides a sufficient number of authorized shares for possible acquisitions, stock dividends and financings, as well as for the grant of stock options for other employee and director plans. Approval of the Charter Amendment Proposal, however, is not a condition to consummation of the Merger.

  Northrop Grumman. The Northrop Grumman Stockholders Meeting will be held at the Los Angeles Airport Marriott Hotel, 5855 West Century Boulevard, Los Angeles, California, on Thursday, February 26, 1998, starting at 10:00 a.m., local time. At the Northrop Grumman Stockholders Meeting, the stockholders of Northrop Grumman (the "Northrop Grumman Stockholders") will be asked to consider and vote upon a proposal (the "Northrop Grumman Proposal") to approve the Merger Agreement, pursuant to which Northrop Grumman will become a wholly-owned subsidiary of Lockheed Martin. When the Merger is completed, each outstanding share of Northrop Grumman Common Stock will be converted into the right to receive 1.1923 shares of Lockheed Martin Common Stock (the "Exchange Ratio").

VOTING RIGHTS; VOTES REQUIRED FOR APPROVAL

  Lockheed Martin. The Lockheed Martin Board has fixed the close of business on January 20, 1998, as the Lockheed Martin Record Date. Only holders of record of shares of Lockheed Martin Common Stock on the Lockheed Martin Record Date are entitled to notice of and to vote at the Lockheed Martin Stockholders Meeting and any adjournments or postponements thereof. As of the Lockheed Martin Record Date, there were 194,601,427 shares of Lockheed Martin Common Stock, held by approximately 41,071 stockholders of record, outstanding and entitled to vote at the Lockheed Martin Stockholders Meeting.

  Each holder of record, as of the Lockheed Martin Record Date, of Lockheed Martin Common Stock is entitled to vote in accordance with the terms of Lockheed Martin's Charter, as amended (the "Lockheed Martin Charter"), which provides that holders of Lockheed Martin Common Stock will be entitled to one vote per share of Lockheed Martin Common Stock held.

  Participants in certain of Lockheed Martin's employee benefit plans are entitled to direct a plan fiduciary as to the voting of each share held for the participant's account under those plans. In the case of the Lockheed Martin Corporation Salaried Savings Plan, participants who have ESOP match shares allocated to their accounts in that plan may also direct the voting of shares not allocated to anyone's account. Shares held in participant accounts under the Lockheed Martin Dividend Reinvestment and Stock Purchase Plan (the "Dividend Reinvestment Plan") are included in the proxy sent to the account owner.

  Under the Lockheed Martin Charter, Lockheed Martin Bylaws and the Maryland General Corporation Law (the "Maryland Corporate Law"), the affirmative vote, in person or by proxy, of the holders of a majority of the shares of Lockheed Martin Common Stock outstanding on the Lockheed Martin Record Date and entitled to vote on the Lockheed Martin Proposals is required to approve the Lockheed Martin Proposals. Approval of the Share Issuance Proposal and the consummation of the Merger are not conditioned upon approval of the Charter Amendment Proposal.

  As of January 1, 1998, directors and executive officers of Lockheed Martin and their affiliates as a group beneficially owned 1,082,869 shares of Lockheed Martin Common Stock, or approximately 0.9% of the outstanding shares of Lockheed Martin Common Stock.

  If fewer shares of Lockheed Martin Common Stock are voted in favor of the Share Issuance Proposal than the number required for approval, it is expected that the Lockheed Martin Stockholders Meeting will be postponed or adjourned for the purpose of allowing additional time for soliciting and obtaining additional proxies or votes and, at any subsequent reconvening of the Lockheed Martin Stockholders Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Lockheed Martin Stockholders Meeting, except for any proxies that have effectively been revoked or withdrawn. Since the consummation of the Merger is not conditioned on approval of the Charter Amendment Proposal, if fewer shares of Lockheed Martin Common Stock are voted in favor of the Charter Amendment Proposal than the number required for approval, it is expected that the Lockheed Martin Stockholders Meeting will not be postponed or adjourned, unless the Share Issuance Proposal also fails to obtain approval.

  Northrop Grumman. The Northrop Grumman Board has fixed the close of business on January 20, 1998, as the Northrop Grumman Record Date. Only holders of record of shares of Northrop Grumman Common Stock on the Northrop Grumman Record Date are entitled to notice of and to vote at the Northrop Grumman Stockholders Meeting and any adjournments or postponements thereof. On the Northrop Grumman Record Date, there were 67,310,563 shares of Northrop Grumman Common Stock, held by approximately 10,804 stockholders of record, outstanding and entitled to vote at the Northrop Grumman Stockholders Meeting.

  Each holder of record of Northrop Grumman Common Stock on the Northrop Grumman Record Date is entitled to one vote per share of Northrop Grumman Common Stock held. The presence, in person or by proxy, of the holders of a majority of the shares then issued and outstanding and entitled to vote at the Northrop Grumman Stockholders Meeting is necessary to constitute a quorum at the Northrop Grumman Stockholders Meeting.

  Under the Northrop Grumman Certificate of Incorporation (the "Northrop Grumman Certificate") and the Delaware General Corporation Law (the "Delaware Corporate Law"), the affirmative vote, in person or by proxy, of the holders of a majority of the shares of Northrop Grumman Common Stock outstanding on the Northrop Grumman Record Date and entitled to vote on the Northrop Grumman Proposal is required to approve the Northrop Grumman Proposal.

  As of January 20, 1998, directors and executive officers of Northrop Grumman and their affiliates as a group beneficially owned 1,186,027 shares of Northrop Grumman Common Stock, or approximately 1.8% of the shares of the outstanding Northrop Grumman Common Stock.

  If fewer shares of Northrop Grumman Common stock are voted in favor of the Northrop Grumman Proposal than the number required for approval, it is expected that the Northrop Grumman Stockholders Meeting will be postponed or adjourned for the purpose of allowing additional time for soliciting and obtaining additional proxies or votes and, at any subsequent reconvening of the Northrop Grumman Stockholders Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Northrop Grumman Stockholders Meeting, except for any proxies that have effectively been revoked or withdrawn.

PROXIES

  Lockheed Martin. Stockholders of record of Lockheed Martin Common Stock may vote by proxy using the toll-free number listed on their proxy card or they may sign, date and mail their proxies in the postage paid envelope provided. The telephone voting procedure is designed to authenticate votes cast by use of a Personal Identification Number. The procedure allows Lockheed Martin Stockholders to appoint a proxy to vote their shares and to confirm that their instructions have been properly recorded. Specific instructions to be followed by any stockholder of record interested in voting by telephone are set forth on the enclosed proxy card.

  All shares of Lockheed Martin Common Stock represented by properly executed proxies (either signed and returned or by the toll-free telephone procedure described above) received prior to or at the Lockheed Martin Stockholders Meeting and not revoked, will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated on a properly executed and returned proxy, such proxy will be voted "FOR" the Lockheed Martin Proposals. A properly executed proxy marked "ABSTAIN," although counted for purposes of determining whether there is a quorum, will not be voted. Because the affirmative vote of a majority of the shares of Lockheed Martin Common Stock outstanding and entitled to vote on the Lockheed Martin Record Date is required for approval of the Lockheed Martin Proposals, a proxy marked "ABSTAIN" will have the effect of a vote against the Lockheed Martin Proposals. Under New York Stock Exchange ("NYSE") rules, brokers and nominees are precluded from exercising their voting discretion on the Share Issuance Proposal and, for this reason, absent specific instructions from the beneficial owner of shares, are not permitted to vote such shares on the Share Issuance Proposal (a "broker non-vote"). However, under NYSE rules, brokers and nominees are not precluded from exercising their discretion on the Charter Amendment Proposal and therefore even without specific instructions from the beneficial owner of shares may vote such shares. Because the affirmative vote of the majority of the shares of Lockheed Martin Common Stock outstanding and entitled to vote on the Share Issuance Proposal is required for approval of the Share Issuance Proposal, a broker non-vote with respect to the Share Issuance Proposal will have the effect of a vote against the Share Issuance Proposal. Shares represented by broker non-votes will, however, be counted for purposes of determining whether there is a quorum at the Lockheed Martin Stockholders Meeting.

  Each participant in certain Lockheed Martin savings and 401(k) plans will receive an instruction card on which the participant may instruct a plan fiduciary as to the voting of shares attributable to the participant's account. Any allocated shares for which instructions are not received will be voted by the applicable plan fiduciary in accordance with the terms of the respective plan document. In addition, participants in the Lockheed Martin Corporation Salaried Savings Plan may instruct a plan fiduciary as to the voting of a portion of unallocated shares held by the plan's trust. Unallocated shares for which no instructions are received are to be voted by a plan fiduciary in the same proportion as unallocated shares for which instructions are received. Participants in these plans will receive information from a plan fiduciary concerning procedures for submitting instructions to the applicable plan fiduciary.

  Northrop Grumman. All shares of Northrop Grumman Common Stock represented by properly executed proxies received prior to or at the Northrop Grumman Stockholders Meeting and not revoked will be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated on a properly executed and returned proxy, such proxy will be voted "FOR" the Northrop Grumman Proposal. A properly executed proxy marked "ABSTAIN," although counted for purposes of determining whether there is a quorum, will not be voted. Because the affirmative vote of a majority of the shares of Northrop Grumman Common Stock outstanding on the Northrop Grumman Record Date is required for approval of the Northrop Grumman Proposal, a proxy marked "ABSTAIN" will have the effect of a vote against the Northrop Grumman Proposal. Under NYSE rules, brokers and nominees are precluded from exercising their voting discretion on the Northrop Grumman Proposal and, for this reason, absent specific instructions from the beneficial owner of shares, are not permitted to vote such shares on the Northrop Grumman Proposal. Because the affirmative vote of a majority of the shares of Northrop Grumman Common Stock outstanding on the Northrop Grumman Record Date is required for approval of the Northrop Grumman Proposal, a broker non-vote with respect to the Northrop Grumman Proposal will have the effect of a vote against the Northrop Grumman Proposal. Shares represented by broker non-votes will, however, be counted for purposes of determining whether there is a quorum at the Northrop Grumman Stockholders Meeting.

  General. It is not expected that any matter not referred to herein will be presented for action at either of the Special Meetings. If any other matters are properly brought before the Lockheed Martin Stockholders Meeting or the Northrop Grumman Stockholders Meeting or any adjournments or postponements thereof, the persons named in the proxies as proxy appointees will have discretion to vote on such matters in accordance with their best judgment. The grant of a proxy will also confer discretionary authority on the persons named in the proxy as proxy appointees to vote in accordance with their best judgment on matters incident to the conduct of the Special Meetings, including (except as stated in the following sentence) postponement or adjournment for the purpose of soliciting additional votes. However, shares represented by proxies that have been voted "AGAINST" the Lockheed Martin Proposals or the Northrop Grumman Proposal will not be used to vote "FOR" postponement or adjournment of the Lockheed Martin Stockholders Meeting or the Northrop Grumman Stockholders Meeting, for the purpose of allowing additional time for soliciting additional votes "FOR" the Lockheed Martin Proposals or the Northrop Grumman Proposal, as the case may be.

  A Lockheed Martin Stockholder or Northrop Grumman Stockholder may revoke that stockholder's proxy at any time prior to its use by delivering to the Corporate Secretary of the appropriate corporation, as the case may be, a signed notice of revocation, by a later dated vote by proxy (either signed and returned or by the toll-fee telephone procedure described above), or by attending the Lockheed Martin Stockholders Meeting or the Northrop Grumman Stockholders Meeting, as the case may be, and voting in person. Attendance at the Lockheed Martin Stockholders Meeting or the Northrop Grumman Stockholders Meeting will not in itself constitute the revocation of a proxy.

  Lockheed Martin and Northrop Grumman will each bear one-half of the cost of printing and mailing this Joint Proxy Statement/Prospectus. The cost of solicitation of proxies will be paid by Lockheed Martin for the Lockheed Martin proxies and by Northrop Grumman for the Northrop Grumman proxies. In addition to solicitation by mail, proxies may be solicited in person by directors, officers and employees of Lockheed Martin or Northrop Grumman, as the case may be, without additional compensation, and by telephone, telegram, facsimile or similar method. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners; and Lockheed Martin and Northrop Grumman, as the case may be, will, upon request, reimburse them for their reasonable expenses in so doing. Lockheed Martin has retained Morrow & Co. to aid in the solicitation of proxies at a fee of $30,000 plus expenses. Northrop Grumman has retained Georgeson & Co. to aid in the solicitation of proxies at a fee of $12,000 plus expenses. To the extent necessary in order to ensure sufficient representation at the Lockheed Martin Stockholders Meeting and the Northrop Grumman Stockholders Meeting, Lockheed Martin or Northrop Grumman, respectively, may request by telephone or telegram the return of proxies. The extent to which this will be necessary depends entirely upon how promptly proxies are returned.

  NORTHROP GRUMMAN STOCKHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING NORTHROP GRUMMAN COMMON STOCK WITH THE ENCLOSED PROXY CARD. A LETTER OF TRANSMITTAL WITH INSTRUCTIONS FOR THE SURRENDER OF STOCK CERTIFICATES FOR NORTHROP GRUMMAN COMMON STOCK WILL BE MAILED TO NORTHROP GRUMMAN STOCKHOLDERS AS SOON AS PRACTICABLE AFTER THE CONSUMMATION OF THE MERGER.

                                  THE MERGER

BACKGROUND OF THE MERGER

  Reductions in the Federal defense budget for research, development, test and evaluation, and procurement over the last several years have caused continued pressures on participants in the aerospace and defense industry to consolidate in order to maintain critical mass and achieve production economies. Both Lockheed Martin and Northrop Grumman have been active participants in the consolidation of the industry. In light of the continuing consolidations in the aerospace and defense industry, Lockheed Martin's management and the Lockheed Martin Board periodically review Lockheed Martin's strategic plans, which include the possibility of making acquisitions and entering into joint ventures and business combinations with other aerospace companies.

  On February 27, 1997, at a regularly scheduled meeting of the Lockheed Martin Board, Mr. John E. Montague, Corporate Vice President, Financial Strategies of Lockheed Martin, who regularly briefs the Board on developments in the continuing consolidation of the industry and potential strategic responses by Lockheed Martin to these developments, provided the Lockheed Martin Board with a general overview of Northrop Grumman's business and financial condition.

  On March 26, 1997, Mr. Norman R. Augustine, the Chairman of the Board and then Chief Executive Officer of Lockheed Martin met with Mr. Kent Kresa, Chairman of the Board and Chief Executive Officer of Northrop Grumman. At this meeting Mr. Augustine raised the possibility of a business combination between Lockheed Martin and Northrop Grumman. The strategic benefits and potential issues associated with such a transaction were discussed.

  On April 9, 1997, Mr. Marcus C. Bennett, Executive Vice President and Chief Financial Officer of Lockheed Martin, and Mr. Richard B. Waugh, Jr., Corporate Vice President and Chief Financial Officer of Northrop Grumman, met to discuss the overall strategic benefits of a business combination between Lockheed Martin and Northrop Grumman and conducted a broad review of the financial implications of such a transaction.

  On April 10, 1997, Lockheed Martin and Northrop Grumman entered into a confidentiality agreement relating to, among other things, the information to be provided by each company to the other and limiting the ability of each party for two years to acquire securities or assets of, or solicit proxies or make a public announcement of a proposal for any extraordinary transaction with respect to, the other party.

  During April and May 1997, representatives of the two companies had several meetings and telephone conversations reviewing various aspects of a possible business combination.

  On April 24, 1997, at a regularly scheduled meeting of the Lockheed Martin Board, Mr. Montague updated the Lockheed Martin Board regarding the continued consolidation in the industry and reviewed the proposed transaction with Northrop Grumman and the benefits of such a transaction in light of such consolidation. Mr. Augustine then discussed certain timing and other considerations raised by the transaction, and the Lockheed Martin Board instructed management to continue to pursue a transaction with Northrop Grumman.

  The Northrop Grumman Board held a special meeting in April 1997 at which it was advised of the overture from Lockheed Martin regarding a potential business combination. On May 21, 1997, at a regularly scheduled meeting of the Northrop Grumman Board, Mr. Kresa updated the Northrop Grumman Board regarding the status of discussions with Lockheed Martin.

  On June 15, 1997, Mr. Augustine again met with Mr. Kresa. At this meeting, Mr. Augustine made a proposal to Mr. Kresa with respect to a potential transaction and presented the strategic and financial rationale for a transaction.

  During the second half of June, senior management of Lockheed Martin and Northrop Grumman met with their respective financial advisors, Bear, Stearns & Co. Inc. ("Bear Stearns") and Salomon Brothers Inc

("Salomon"), to discuss the June 15 Lockheed Martin proposal and the proposed transaction structure and financial parameters.

  On June 25, 1997, the Northrop Grumman Board held a special meeting to consider the proposal from Lockheed Martin for a potential transaction. Representatives of Northrop Grumman management made an extensive presentation concerning strategic, operational and financial matters in relation to the proposed transaction. The strategic review analyzed Northrop Grumman's prospects on a stand-alone basis and concluded that, particularly taking into account the uncertainties inherent in pursuing a course of independence, a combination with Lockheed Martin at a per share consideration in the range of the Exchange Ratio would produce a higher risk-adjusted return to Northrop Grumman Stockholders. The strategic review also analyzed the likelihood and quality of strategic fit of a Northrop Grumman combination with Boeing or Raytheon, the other two most likely merger candidates, and concluded that a combination with Lockheed Martin would produce a better strategic fit than these alternatives. Lockheed Martin was viewed as the strongest strategic partner and presented the greatest opportunity for cost savings because Northrop Grumman believed that Lockheed Martin best complemented Northrop Grumman in each of Northrop Grumman's business segments (i.e., military aircraft, commercial aerostructures, military electronics, missiles and weapons, systems integration and information systems). In contrast, Raytheon's business (after consummation of its then pending acquisitions of the defense businesses of each of Texas Instruments Incorporated and Hughes Electronics Corporation) was concentrated in the military electronics and missiles and weapons segments, including the airborne surveillance and air-to-air weapons sectors, and would only modestly complement Northrop Grumman's other business segments. Conversely, Boeing's business (after consummation of its then pending acquisition of McDonnell Douglas Corporation) was focused on commercial aerostructures and military aircraft and had only a modest potential to complement in Northrop Grumman's other business segments. In addition, Boeing and Raytheon were fully engaged in consummating other large strategic mergers and there was no assurance whether or when either company might be in a position to contemplate a combination with Northrop Grumman or wish to do so. Salomon also reviewed financial information concerning Northrop Grumman, Lockheed Martin, and the proposed combined entity, and various issues associated with the proposed transaction. At the conclusion of the meeting, the Northrop Grumman Board directed management to continue its discussions of a possible transaction with Lockheed Martin.

  On June 27, 1997, the Lockheed Martin Board met and discussed the potential strategic benefits of a transaction with Northrop Grumman and the associated valuation parameters. At that meeting, the Lockheed Martin Board instructed management to continue discussions with Northrop Grumman.

  Between June 28 and July 2, 1997, each company conducted a detailed due diligence review of the other, and representatives of the two companies negotiated the terms of the Merger Agreement.

  During the course of the negotiations related to the Merger, at various times the parties' discussions revolved around proposed exchange ratios ranging from those that would produce a modest premium over then-current trading levels for Northrop Grumman Common Stock to those that would produce substantial premiums. In addition to varying as a result of negotiations, the ratios considered varied as a result of changes in the transaction structure and form of consideration under discussion. The two companies' financial advisers provided input during the course of these discussions as to the appropriateness of the exchange ratios under discussion. The 1.1923 Exchange Ratio to which the two companies ultimately agreed was the result of arm's-length negotiations.

  A special meeting of the Lockheed Martin Board was held commencing on the evening of July 2 and continuing into the morning of July 3, 1997 to consider the proposed transaction. Mr. Augustine reviewed for the Lockheed Martin Board the background of the proposed transaction, including his overview of and outlook for the aerospace and defense industry generally and for Lockheed Martin in particular. Senior management then reported the results of Lockheed Martin's due diligence review of Northrop Grumman's organization, business, management, financial condition and other matters. Dewey Ballantine LLP, Lockheed Martin's outside legal counsel with respect to the transaction, reviewed with the Lockheed Martin Board the duties of directors in considering such a transaction. Mr. Frank H. Menaker, Jr., Senior Vice President and General Counsel of Lockheed Martin, reviewed various legal issues relating to Northrop Grumman and the potential transaction as well as the provisions of the proposed Merger Agreement. Bear Stearns reviewed the financial analysis and valuation it conducted with respect to the proposed transaction and delivered to the Lockheed Martin Board its written opinion to the effect that the Merger was fair, from a financial point of view, to Lockheed Martin Stockholders. After receiving such advice and after reviewing additional information relating to the transaction, the Lockheed Martin Board unanimously approved the Merger and the Merger Agreement.

  A special meeting of the Northrop Grumman Board was held on the evening of July 2, and continued into the morning of July 3, 1997 to consider the proposed transaction. Members of management reviewed material aspects of the proposed transaction and reported on the due diligence review of Lockheed Martin's business and financial condition and related issues. Fried, Frank, Harris, Shriver & Jacobson, Northrop Grumman's outside legal counsel with respect to the transaction, reviewed various provisions of the proposed Merger Agreement and the fiduciary duties of the Northrop Grumman Board. Salomon reviewed and updated the financial analysis of the transaction it had presented to the Board on June 25, 1997 and advised that the Exchange Ratio was fair to Northrop Grumman Stockholders from a financial point of view. After receiving such reports and advice and reviewing additional information relating to the transaction, the Northrop Grumman Board unanimously approved the Merger and the Merger Agreement (with two outside directors absent, each of whom has indicated that he would have voted in favor of the Merger).

  Following the meetings of their respective Boards of Directors, Lockheed Martin and Northrop Grumman executed the Merger Agreement and publicly announced the Merger prior to the opening of trading on July 3, 1997.

REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

 Lockheed Martin.

  THE LOCKHEED MARTIN BOARD, BY UNANIMOUS VOTE, HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, LOCKHEED MARTIN AND ITS
STOCKHOLDERS. THE LOCKHEED MARTIN BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL OF THE SHARE ISSUANCE PROPOSAL.

  The Lockheed Martin Board believes that the Merger represents an excellent strategic alternative for Lockheed Martin and that it will enhance Lockheed Martin's position as a leading global aerospace and defense company. The Lockheed Martin Board also believes that the Merger will provide important economies of scale for Lockheed Martin that will further solidify Lockheed Martin's stable program base by enabling Lockheed Martin to make its products and services more competitive across a wide range of commercial, civil, defense and international businesses.

  In reaching its determination to approve the Merger Agreement and recommend approval of the Share Issuance Proposal, the Lockheed Martin Board considered a number of factors, including without limitation, the following:

  . the present and anticipated environment in the aerospace and defense industry, the strategic options available to Lockheed Martin and the effects on Lockheed Martin of potential further consolidation within the industry;

  . the judgment, advice and analysis of Lockheed Martin's management with respect to the strategic, financial and operational benefits of the Merger, based in part on the business, financial, accounting, and legal due diligence investigations performed with respect to Northrop Grumman;

  . the fact that the Merger would further reduce the dependence of Lockheed
    Martin on any single project or program and the associated risk of cessation of a project or program;

  . the synergies, cost reductions and operating efficiencies that may be realized by the combined company as a result of the Merger which, if realized, should serve to make the combined company more competitive;

  . the Lockheed Martin Board's belief that its systems integration leadership would be enhanced by the Merger;

  . information concerning the financial condition, results of operations, businesses, prospects and stock price performance of Lockheed Martin and Northrop Grumman;

  . current industry, economic and market conditions;

  . the terms and conditions of the Merger Agreement and the Exchange Ratio, which were considered fair from the standpoint of Lockheed Martin in light of the financial condition, results of operations, businesses, prospects and stock price performance of Lockheed Martin and Northrop Grumman; and

  . the opinion of Bear Stearns that the terms of the Merger are fair, from a financial point of view, to Lockheed Martin Stockholders. Bear Stearns' opinion was expressed after review of the factors referred to therein and was based on various assumptions and subject to various limitations which were reviewed for the Lockheed Martin Board as part of the presentation by Bear Stearns; see "Opinion of Financial Advisors--Lockheed Martin."

  In addition, the Lockheed Martin Board considered certain factors which may be characterized as countervailing considerations, including, without limitation, the following:

  . the fact that, based on the recent trading prices for Lockheed Martin
    Common Stock and Northrop Grumman Common Stock immediately prior to the announcement of the Merger, the Northrop Grumman Stockholders would receive a substantial premium over the then current market price of Northrop Grumman Common Stock;

  . the risks inherent in attempting to successfully integrate the operations of Northrop Grumman into Lockheed Martin and the difficulties that may be encountered in achieving the anticipated synergies from the Merger;

  . the possibility that the transaction would have to be accounted for using the purchase method of accounting which would require the amortization over a period of time of the excess of the purchase price over the fair value of Northrop Grumman's identified net assets, and which would, using management's projections, result in dilution to Lockheed Martin's earnings per share; and

  . the employment, severance and other arrangements between Northrop Grumman and certain officers and directors as described below under the caption "Interests of Certain Persons in the Merger."

  The foregoing discussion of the information and factors considered and given weight by the Lockheed Martin Board is not intended to be exhaustive but is believed to include all material factors considered by the Lockheed Martin Board. In addition, in reaching the determination to approve the Merger Agreement and recommend approval of the Share Issuance Proposal, in view of the wide variety of factors considered in connection with its evaluation thereof, the Lockheed Martin Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to the different factors. The Lockheed Martin Board did not attempt to analyze the fairness of the Merger in isolation from the considerations as to the businesses of Lockheed Martin and Northrop Grumman, the strategic merits of the Merger or the other considerations referred to above. The Lockheed Martin Board also did not distinguish between factors that support a determination that the Merger is "fair" and factors that support a determination that the Merger is in the "best interests" of Lockheed Martin's stockholders.

 Northrop Grumman.

  THE NORTHROP GRUMMAN BOARD, BY UNANIMOUS VOTE OF THE DIRECTORS PRESENT AND PARTICIPATING AT THE JULY 2, 1997 SPECIAL MEETING, HAS APPROVED THE MERGER AGREEMENT, BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, NORTHROP GRUMMAN AND ITS STOCKHOLDERS, AND RECOMMENDS THAT NORTHROP GRUMMAN STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER.

  The Northrop Grumman Board believes that the Merger will create a leading aerospace and defense company which will have the critical mass necessary to compete effectively in the current environment of lower defense procurement spending and increased industry consolidation. The combined company would be among the largest aerospace companies in the world, with strong capabilities in commercial and military aircraft, defense and space systems, defense electronics and data services. The Northrop Grumman Board believes that Northrop Grumman Stockholders will benefit by participation in the economic growth of a combined Northrop Grumman and Lockheed Martin, and from the inherent increase in economies of scale, product and market diversification and increased financial flexibility and strength of the combined company.

  In reaching its determination to recommend approval of the Merger, the Northrop Grumman Board considered the factors set forth below, certain of which factors contained positive and negative elements:

  . the present and anticipated environment in the aerospace and defense industry, in particular the decline in the U.S. defense procurement budget, and the rapid and continuing consolidation within the industry;

  . management's evaluation of possible other strategic options available to Northrop Grumman and their relative advantages and disadvantages;

  . the belief that the Merger will allow the combined company to improve operating efficiency, rationalize expenditures and reduce costs, thus increasing competitiveness;

  . the fact that the Merger will result in the combined company holding competitive positions in key segments of the aerospace industry and will strengthen its prospects in commercial, defense and international businesses;

  . presentations from and discussions with Northrop Grumman management regarding the results of business and legal due diligence performed with respect to Lockheed Martin;

  . the presentation of Salomon to the Northrop Grumman Board as described under "Opinion of Financial Advisors--Northrop Grumman" and the opinion of Salomon to the effect that, as of July 2, 1997, the Exchange Ratio is fair from a financial point of view to the Northrop Grumman Stockholders (the "Salomon Opinion"). The Salomon Opinion was delivered after review of the factors referred to therein and various financial criteria used in assessing an offer, and was based on various assumptions and subject to various limitations, which were reviewed for the Northrop Grumman Board as part of the presentation by Salomon; see "Opinions of Financial Advisors--Northrop Grumman";

  . financial information indicating that the Exchange Ratio represented $124 in the form of Lockheed Martin Common Stock for each share of Northrop Grumman Common Stock, based on the last reported sale price of Lockheed Martin Common Stock as reported on the NYSE Composite Transactions Tape on Wednesday, July 2, 1997, the last trading day prior to execution of the Merger Agreement, which amount represented a premium of 39.5% over the last reported sale price of Northrop Grumman Common Stock on such date and a premium of 45% over the average trading price of Northrop Grumman Common Stock for the 30 trading days ending on such date;

  . the terms and conditions of the Merger Agreement, including the Exchange
    Ratio and the fact that the Exchange Ratio is expressed in the Merger Agreement as a fixed ratio;

  . the complications involved in the successful integration of the businesses and managements of two companies with distinct business cultures, including the consolidation of functions, the integration of departments, systems and procedures, and the relocation of staff;

  . the risk of program cancellation and employee layoffs; and

  . the fact that the Merger Agreement expressly permitted Lockheed Martin to consummate a transaction with General Electric Company similar in nature to the GE Transaction (the "Proposed GE Transaction"), provided that Lockheed Martin received a fairness opinion from an independent banking firm of a national reputation reasonably satisfactory to Northrop Grumman, that in such event the Merger would be accounted for as a purchase rather than a pooling-of-interests, and that Salomon had taken these possible events into account in rendering the Salomon Opinion.

  The foregoing discussion of the information and factors considered and given weight by the Northrop Grumman Board is not intended to be exhaustive but is believed to include all material factors considered by the Northrop Grumman Board. In addition, in reaching the determination to approve and recommend approval and adoption of the Merger Agreement, in view of the wide variety of factors considered in connection with its evaluation thereof, the Northrop Grumman Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to the different factors. The Northrop Grumman Board did not attempt to analyze the fairness of the Exchange Ratio in isolation from the considerations as to the businesses of Lockheed Martin and Northrop Grumman, the strategic merits of the Merger or the other considerations referred to above. The Northrop Grumman Board also did not distinguish between factors that support a determination that the Merger is "fair" and factors that support a determination that the Merger is in the "best interests" of Northrop Grumman's stockholders.

  The Board of Directors of Northrop Grumman reviewed the GE Transaction at a regularly scheduled meeting on November 19, 1997. At that meeting, Northrop Grumman's management and Salomon (having reviewed information regarding the GE Transaction provided by Northrop Grumman and Lockheed Martin) made a presentation to the Northrop Grumman Board with regard to the GE Transaction and its pro forma financial impact on the combined entity, during which Northrop Grumman management informed the Northrop Grumman Board that the fairness opinion contemplated by the Merger Agreement had been obtained by Lockheed Martin. The Northrop Grumman Board discussed the GE Transaction and concluded that it was not materially different from the Proposed GE Transaction, and Salomon informed the Northrop Grumman Board that, based on the information reviewed, the GE Transaction as consummated did not require Salomon to change the Salomon Opinion.

OPINIONS OF FINANCIAL ADVISORS

 Lockheed Martin.

  The Lockheed Martin Board selected Bear Stearns as its financial advisor in connection with the Merger. The Lockheed Martin Board selected Bear Stearns to act as its financial advisor and to render its opinion in connection with the Merger based on Bear Stearns' qualifications, expertise and reputation in providing advice to companies in the aerospace and defense electronics industries as well as its prior investment banking relationship and familiarity with Lockheed Martin.

  Bear Stearns delivered its written opinion to the Lockheed Martin Board (the "Bear Stearns Opinion") to the effect that, as of July 2, 1997 and as of October 13, 1997, the Merger was fair, from a financial point of view, to the stockholders of Lockheed Martin.

  The full text of the Bear Stearns Opinion is attached as Appendix II to this Joint Proxy Statement/ Prospectus. Bear Stearns has consented to the inclusion of the Bear Stearns Opinion in this Joint Proxy Statement/Prospectus and references thereto under this section. Lockheed Martin Stockholders are urged to, and should, read this opinion carefully in its entirety in conjunction with this Joint Proxy Statement/Prospectus for assumptions made, matters considered and limits of the review by Bear Stearns. No limitations were imposed by the Lockheed Martin Board upon Bear Stearns with respect to the investigations made or procedures followed by Bear Stearns in rendering its opinion, except that Bear Stearns was not provided with information regarding government classified programs of Lockheed Martin or Northrop Grumman. Bear Stearns was not requested to solicit and did not solicit indications of interest from third parties with respect to a business combination with Lockheed Martin. Bear Stearns' opinion addresses only the fairness of the Merger from a financial point of view and does not constitute a recommendation to any Lockheed Martin Stockholder as to how such stockholder should vote on the Share Issuance Proposal. The summary of the opinion of Bear Stearns set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

  In rendering the Bear Stearns Opinion, Bear Stearns, among other things: (i) reviewed the Merger Agreement in final form as provided to Bear Stearns, (ii) reviewed Lockheed Martin's and Northrop Grumman's respective Annual Reports to Stockholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1996 and 1995, and Quarterly Reports on Form 10-Q for the period ended March 31, 1997, (iii) reviewed certain operating and financial information provided by the managements of Lockheed Martin and Northrop Grumman relating to such businesses, including internal projections of future financial results, (iv) had discussions with certain members of the senior management of Lockheed Martin and Northrop Grumman concerning their respective companies' operations, historical financial statements and future prospects, and their views of the business, operational and strategic benefits, potential synergies and tax and other implications of the Merger, (v) reviewed the pro forma financial impact of the Merger on Lockheed Martin, (vi) reviewed the historical stock prices and trading volumes of the Lockheed Martin Common Stock and the Northrop Grumman Common Stock,
(vii) reviewed the publicly available financial information and stock market performance data of other publicly held companies which Bear Stearns deemed generally comparable to Lockheed Martin and Northrop Grumman, (viii) reviewed the financial terms of certain other recent acquisitions of companies which Bear Stearns deemed generally comparable to Lockheed Martin and Northrop Grumman and (ix) conducted such other studies, analyses, inquiries and investigations which Bear Stearns deemed appropriate.

  Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information provided to it for purposes of its opinion. In addition, Bear Stearns did not make or seek to obtain appraisals of Lockheed Martin's or Northrop Grumman's assets and liabilities in rendering its opinion. Bear Stearns further relied upon the assurances of the managements of Lockheed Martin and Northrop Grumman that the managements were not aware of any facts that would make the information provided to Bear Stearns incomplete or misleading. Bear Stearns' opinion is necessarily based upon the economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Consummation of the GE Transaction precludes accounting for the Merger using pooling of interests accounting. Prior to consummation of the GE Transaction, Lockheed Martin reviewed the transaction in detail with Bear Stearns and on October 13, 1997, Bear Stearns amended its opinion reaffirming Bear Stearns' earlier opinion, this time upon the assumption that the Merger would be accounted for using purchase accounting. The change to purchase accounting had an effect on Bear Stearns' Pro Forma Merger Analysis but did not impact Bear Stearns' overall valuation of the transaction.

  The following is a brief summary of the material financial analyses used by Bear Stearns in connection with providing its opinion to the Lockheed Martin Board.

  Discounted Cash Flow Valuation. Using a discounted cash flow ("DCF") analysis, Bear Stearns calculated the implied present value per share of Northrop Grumman Common Stock based on the estimated unlevered free cash flows that Northrop Grumman could produce on a stand-alone basis over the five-year period from fiscal year end 1998 through fiscal year end 2002 provided by Northrop Grumman's management (after giving effect to operating synergies or other efficiencies arising from the Merger estimated at $150 million in 1998, $210 million in 1999, $240 million in 2000 and $250 million in 2001, there being no assurance that such synergies or efficiencies will be realized) and various terminal value multiple ranges based on private and public market values. Bear Stearns derived the implied per share value reference range based on (a) the sum of (i) the discounted value (using various discount rates, representing the weighted average cost of capital ("WACC") for Northrop Grumman ranging from 9.0% to 12.0%) of the five-year estimated unlevered free cash flows of Northrop Grumman, plus (ii) the discounted value (using identical WACCs) of the product of (A) projected earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT") and Net Income for 2002 and (B) various multiple ranges, less
(b) total debt, net of cash at March 31, 1997. Using terminal value multiple ranges of 14.0x to 15.0x net income, 9.0x to 10.0x EBIT, and 7.0x to 8.0x EBITDA, Bear Stearns derived an implied equity value range of $113.01 to $127.29 per share. That range was comparable to the implied value per share in the Merger of $124.00 based on the Exchange Ratio and the closing price of Lockheed Martin Common Stock on July 2, 1997 and supported Bear Stearn's conclusion that the transaction was fair, from a financial point of view, to the stockholders of Lockheed Martin.

  Comparable Company Analysis. Bear Stearns reviewed and compared certain actual and estimated financial, operating and market information of Northrop Grumman with that of six selected publicly traded companies in the aerospace and/or defense electronics business (Lockheed Martin, Boeing, General Dynamics,

Litton Industries, Raytheon, and Tracor, together the "Comparable Companies") that Bear Stearns believed to be comparable in certain relevant respects (including, but not limited to, size, customer base, product portfolio and industry niche) to Northrop Grumman. Bear Stearns calculated certain financial multiples for each of the Comparable Companies, including stock price to earnings per share ("P/E") multiples based on 1998 and 1999 earnings per share ("EPS") estimates (based on published research reports) and enterprise value as a multiple of 1998 estimated revenues, operating cash flow and operating income. This analysis resulted in (i) harmonic means for estimated P/E multiples for 1998 and 1999 of 14.0x and 12.6x, respectively, for the Comparable Companies compared to 12.6x for Northrop Grumman based on July 2, 1997 stock prices (the "Current Stock Price"), and (ii) harmonic mean multiples of enterprise value to 1998 estimated revenues, 1998 estimated operating cash flow and 1998 estimated operating income of 0.90x, 7.3x and 9.5x for the Comparable Companies compared with 1.01x, 6.7x, and 9.5x, respectively, for Northrop Grumman based on the Current Stock Price. The harmonic mean is calculated by using the reciprocal value of the multiples. The harmonic mean measurement gives weight to equal dollar investments in the securities whose ratios have been averaged. This analysis also resulted in a range of (i) estimated P/E multiples for 1998 and 1999 of 12.6x to 15.6x and 11.6x to 13.9x, respectively, for the Comparable Companies and (ii) enterprise value to 1998 estimated revenues, 1998 estimated operating cash flow, and 1998 estimated operating income of 0.66x to 1.20x, 5.9x to 8.3x, and 7.8x to 10.8x, respectively, for the Comparable Companies. Bear Stearns observed that the foregoing multiples for Northrop Grumman were within the corresponding range of multiples for the Comparable Companies and, consequently, concluded that Northrop Grumman's stock appeared to be fairly valued in the market.

  Selected Acquisition Analysis. Bear Stearns also reviewed other transactions involving the acquisition or proposed acquisition of all or part of certain companies in the aerospace and/or defense electronics industries (the "Selected Acquisitions"). The Selected Acquisitions were comprised of Northrop Grumman/Logicon, Raytheon/Hughes Defense, Raytheon/TI Defense, Boeing/McDonnell Douglas, Boeing/Rockwell, Raytheon/ Chrysler Technologies, Litton/Sperry Marine, Lockheed Martin/Loral, Northrop Grumman/Westinghouse ESG, Hughes Electronics/Magnavox, Raytheon/E-Systems, Loral/Unisys Defense Systems, Northrop/Grumman, Loral/IBM Federal Systems, and Martin Marietta/GE Aerospace. These were selected from a universe of over 35 acquisitions in the aerospace and/or defense electronics industry. Bear Stearns believed the Selected Acquisitions were the most comparable to the proposed transaction on the basis of customer base, product portfolio and other market-related considerations. The Selected Acquisitions dated from 1992 or later. Bear Stearns calculated certain financial multiples for each of the Selected Acquisitions, including equity value as a multiple of 1998 estimated net income (17.7x for the Northrop Grumman transaction and 20.8x, 25.5x, 17.3x, 15.8x, 16.1x, 15.4x, 16.3x, 18.1x, 19.1x, 15.9x, 16.5x, 11.6x, 17.6x, 14.8x,
and 9.7x for all of the above listed Selected Acquisitions, respectively), implied enterprise value as a multiple of 1998 estimated revenues (1.26x for the Northrop Grumman transaction and 1.11x, 1.43x, 1.66x, 0.97x, 0.97x, 0.87x, 0.95x, 1.34x, 1.3x, 0.92x, 0.99x, 0.71x, 0.67x, 0.67x, 0.56x for all of the
above listed Selected Acquisitions, respectively), and 1998 estimated operating cash flow (8.3x for the Northrop Grumman transaction and 10.2x, 10.8x, 9.5x, 7.7x, 8.8x, 6.8x, 8.7x, 8.6x, 7.1x, 8.3, 6.0x, 7.5x, 5.8x, and
5.9x for the Northrop Grumman/Logicon, Raytheon/Hughes Defense, Raytheon/TI Defense, Boeing/McDonnell Douglas, Boeing/Rockwell, Raytheon/Chrysler Technologies, Lockheed Martin/Loral, Northrop Grumman/Westinghouse ESG, Hughes Electronics/Magnavox, Ratheon/E-Systems, Loral/Unisys Defense Systems, Northrop/Grumman, Loral/IBM Federal Systems, and Martin Marietta/GE Aerospace, respectively), and 1998 estimated operating income (11.8x for the Northrop Grumman transaction and 11.7x, 14.2x, 12.3x, 9.0x, 12.9x, 9.3x, 7.4x, 11.9x,
10.7x, 9.5x, 10.4x, 7.4x, 10.2x, 9.7x, and 8.4x for all of the above listed Selected Acquisitions, respectively) in each case, as of the time of the announcement of the transaction, and compared the resulting multiples to the implied multiples of the Northrop Grumman transaction. Bear Stearns observed that the foregoing multiples for the proposed Northrop Grumman transaction were within the range of multiples for the Selected Acquisitions, and, consequently, concluded that the proposed transaction value for Northrop Grumman and the implied equity value for Northrop Grumman based on the proposed transaction appeared to be fairly valued.

  Bear Stearns noted that no company used in the comparable company analysis summarized above is identical to Northrop Grumman and no transaction utilized in the above selected acquisition analysis summarized above is identical to the Merger. Accordingly, any such analysis of their fairness in the Merger involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies and the Selected Acquisitions and other factors that could affect the public trading and acquisition values.

  Relative Contribution Analysis. Bear Stearns analyzed the pro forma contribution of each of Lockheed Martin and Northrop Grumman to the combined entity, if the Merger were to be consummated, and reviewed certain historical and estimated future operating and financial information including, among other things, the revenue, operating cash flow, operating income and net income of Lockheed Martin and Northrop Grumman, and the pro forma revenue, operating cash flow, operating income and net income of the combined entity resulting from the Merger, based on internal financial analyses and forecasts for Lockheed Martin and Northrop Grumman prepared by their respective managements. Such analyses did not take into account any potential synergies or cost savings that might be realized after the Merger. Such analyses indicated that, based on management forecasts, for 1998 Lockheed Martin would contribute to pro forma (i) sales, (ii) operating cash flow, (iii) operating income and (iv) net income of the combined entity resulting from the Merger the respective amounts of (i) 76.6%, (ii) 75.7%, (iii) 76.1% and (iv) 75.8%, with similar estimated respective amounts for 1999 being (i) 75.3%, (ii) 74.9%, (iii) 75.8% and (iv) 75.0%, and for 2000 being (i) 74.3%, (ii) 74.9%,
(iii) 75.3 and (iv) 74.6%. Bear Stearns observed that such amounts were comparable to the approximately 73.5% of the pro forma fully diluted number of shares for the combined entity to be owned by former Lockheed Martin common stockholders after the Merger. Bear Stearns noted that the contribution analysis did not consider the different valuation multiples, such as the price-earnings multiples, that the market ascribed to Lockheed Martin and Northrop Grumman both on a current basis and on a historical basis.

  Historical Stock Trading Analysis. Bear Stearns reviewed the historical public trading prices of Lockheed Martin Common Stock and of Northrop Grumman Common Stock on a weekly basis from January 7, 1994 through and including June 27, 1997. Bear Stearns also reviewed both the historical ratio of the public trading price per share of Lockheed Martin Common Stock to the public trading price per share of Northrop Grumman Common Stock on a daily basis from July 2, 1996 through and including July 2, 1997, as well as the average public trading prices of Northrop Grumman Common Stock and Lockheed Martin Common Stock over periods ranging from the 5 to the 30 days immediately preceding July 2, 1997. Such analysis indicated that the ratio of the average public trading price per share of Lockheed Martin Common Stock to the average public trading price per share of Northrop Grumman Common Stock ranged from 1.1324 for the 30 days preceding July 2, 1997 to 1.1696 for the 5 days preceding July 2, 1997. From the week ended January 7, 1994 to the week ended June 27, 1997, the ratio of the closing price of Lockheed Martin Common Stock at the end of each week to the closing price of Northrop Grumman Common Stock at the end of each week ranged from 1.0870 to 1.1722. Over the 12-month period ended July 2, 1997, the ratio of public trading prices of Lockheed Martin Common Stock to Northrop Grumman Common Stock ranged from a high of 1.2779 to a low of 1.0355. Bear Stearns observed that the Northrop Grumman Exchange Ratio of 1.1923 was within the range of the ratios of the public trading prices of Lockheed Martin Common Stock to Northrop Grumman Common Stock and supported the conclusion that the Northrop Grumman Exchange Ratio was fair to the stockholders of Lockheed Martin.

  Pro Forma Merger Analysis. Bear Stearns analyzed earnings per share estimates for 1998, 1999 and 2000 for both Lockheed Martin and, on a pro forma basis, for the combined entity after the Merger. The analyses were based upon projections provided by the managements of Lockheed Martin and Northrop Grumman, and consensus research analysts' estimates. Such analyses took into account the effect of pre-tax cost savings and other synergies of $150 million in 1998, $210 million in 1999, $240 million in 2000 and $250 million in 2001 that might be realized after the Merger, there being no assurance that such cost savings and synergies will be realized. Based on managements' projections, such analyses showed dilution in the fully diluted earnings per share resulting from the Merger of 6.4%, 2.9% and 1.5% for the years 1998, 1999 and 2000, respectively. Bear Stearns had also performed the same analysis using pooling accounting, and such analysis had shown a non-dilutive effect on earnings per share in 1998 with an increasingly accretive effect in 1999 and 2000. However, based upon the fact that the change from pooling to purchase accounting had no effect on the other analyses performed by Bear Stearns, Bear Stearns concluded that its opinion regarding the fairness of the transaction, from a financial point of view, to the stockholders of Lockheed Martin was not altered by the accounting change.

  Imputed Equity Valuation Analysis. Bear Stearns derived a range of values (i.e., a "reference range") to compare the equity value per fully diluted share of Lockheed Martin Common Stock to the equity value per fully diluted share of the combined entity after the Merger, in order to analyze the fairness of the Merger to the stockholders of Lockheed Martin from a financial point of view. The reference range of values was based on the range of results of Bear Stearns' analyses including (i) a discounted cash flow analysis (see "Discounted Cash Flow Valuation" above), (ii) an analysis of selected comparable companies in the aerospace and defense electronics industries, and
(iii) an analysis of selected transactions in the aerospace and defense industries (see "Selected Acquisition Analysis" above).

  Based upon a reference range of values for Northrop Grumman determined by Bear Stearns to be $11.5 billion to $12.0 billion, and after making certain adjustments for cash, debt outstanding, and option proceeds, Bear Stearns derived an imputed equity value per share for Northrop Grumman ranging from $120.15 to $127.29, based upon the fully diluted number of shares. That range was comparable to the implied value per share in the Merger of $124.00 based on the Exchange Ratio and the closing price of Lockheed Martin Common Stock on July 2, 1997 and supported Bear Stearns' conclusion that the transaction was fair, from a financial point of view, to the Lockheed Martin Stockholders. As part of the reference range of value, Bear Stearns considered, for analytical purposes, the effect of pretax cost savings and other synergies of $150 million in 1998, $210 million in 1999, $240 million in 2000 and $250 million in 2001 that might be realized after the Merger. The synergies and other adjustments were based on amounts estimated by the management of Lockheed Martin. Bear Stearns expressed no view on when or whether the aforementioned cost savings or synergies could be obtained. No assurances can be given that cost savings and synergies, if any, in the amount estimated will be realized as a result of the Merger.

  Other Analyses. Bear Stearns conducted such other analyses as it deemed necessary, including reviews of selected investment research reports on, and earnings estimates for, Lockheed Martin and Northrop Grumman, and analyses of available information regarding the stock ownership of Lockheed Martin and Northrop Grumman.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying the Bear Stearns Opinion. In arriving at its opinion, Bear Stearns considered the results of all such analyses. The analyses were prepared solely for purposes of providing its opinion as to the fairness of the Merger to Lockheed Martin and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. As described above, Bear Stearns' opinion and presentation to the Lockheed Martin Board was one of many factors taken into consideration by the Lockheed Martin Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analysis performed by Bear Stearns.

  In the ordinary course of its business, Bear Stearns may actively trade the equity securities of Lockheed Martin and Northrop Grumman for its own account and for the accounts of customers and, accordingly, may, at any time, hold a long or short position in such securities.

  Pursuant to a letter agreement, dated July 2, 1997, Lockheed Martin has paid Bear Stearns a fee of $9.0 million for rendering its opinion in conjunction with the Merger, and will pay an additional fee of $20.0 million only upon completion of the Merger. Lockheed Martin has also agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of counsel, and to indemnify Bear Stearns and certain related persons against certain liabilities in connection with the engagement of Bear Stearns, including certain liabilities under the federal securities laws. In the opinion of the Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the

Securities Act and is therefore, in its view, unenforceable. Bear Stearns, from time to time, has also rendered investment banking and other financial advisory services to Lockheed Martin, for which it received customary fees in conjunction with these services.

 Northrop Grumman

  Salomon has acted as the financial advisor to Northrop Grumman in connection with the Merger. Salomon delivered its oral opinion to the Northrop Grumman Board on July 2, 1997 and confirmed such opinion in writing by delivery of the Salomon Opinion.

  As described above, the opinion and presentation of Salomon to the Northrop Grumman Board, in connection with which Salomon was requested to evaluate, among other things, the fairness of the consideration to be received by the Northrop Grumman Stockholders, was only one of many factors taken into consideration by the Northrop Grumman Board in making its determination to approve the Merger Agreement. The terms of the Merger were determined through negotiations between Northrop Grumman and Lockheed Martin, and were approved by the Northrop Grumman Board. Although Salomon provided advice to Northrop Grumman during the course of these negotiations, the decision to enter into the Merger Agreement and to accept the Exchange Ratio contemplated in the Merger Agreement was solely that of the Northrop Grumman Board.

  The full text of the Salomon Opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Salomon, is attached hereto as Appendix III. Salomon has consented to the inclusion of the Salomon Opinion and to the inclusion of the summary thereof herein. In giving such consent, Salomon does not concede that it comes within the category of persons whose consent is required under
Section 7 of the Securities Act, or the rules and regulations of the Commission thereunder, nor does it thereby concede that it is an expert with respect to any part of the Registration Statement of which this Joint Proxy Statement/Prospectus is a part within the meaning of the term "experts" as used in the Securities Act or the rules and regulations of the Commission thereunder. The Salomon Opinion should be read carefully and in its entirety by Northrop Grumman Stockholders. The Salomon Opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to Northrop Grumman Stockholders and does not address Northrop Grumman's underlying business decision to effect the Merger or constitute a recommendation to any Northrop Grumman Stockholder as to how such holder should vote with respect to the Merger. The Salomon Opinion also does not constitute an opinion or imply any conclusion of Salomon as to the likely trading range of the Northrop Grumman Common Stock or the Lockheed Martin Common Stock following the announcement or consummation of the Merger, which may vary depending upon various factors discussed in the Salomon Opinion. The summary of the Salomon Opinion set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of the Salomon Opinion.

  In connection with rendering its opinion, Salomon, among other things: (i) reviewed the July 2, 1997 draft of the Merger Agreement, including the exhibits thereto and certain documents referred to therein, in the form provided to Salomon, and assumed that the final form of such agreement would not vary in any respect that is material to Salomon's analysis; (ii) reviewed certain publicly available business and financial information concerning Northrop Grumman; (iii) reviewed certain publicly available business and financial information concerning Lockheed Martin; (iv) reviewed certain publicly available information concerning the industry in which Northrop Grumman and Lockheed Martin operate; (v) reviewed and analyzed certain financial forecasts and other non-public financial and operating data concerning the businesses and operations of Northrop Grumman and Lockheed Martin that were provided to, or reviewed for, Salomon by the managements of Northrop Grumman and Lockheed Martin, respectively; (vi) reviewed certain publicly available business and financial information with respect to certain other companies that Salomon believed to be comparable in certain respects to Northrop Grumman and Lockheed Martin and the trading markets for such companies' securities; (vii) reviewed and analyzed certain publicly available and other information concerning the trading of, and the trading market for, the Northrop Grumman Common Stock and the Lockheed Martin Common Stock; (viii) reviewed the financial terms of certain business combinations and acquisition transactions Salomon deemed reasonably comparable to the Merger and otherwise relevant to its inquiry; (ix) analyzed certain information concerning cost savings and combination benefits expected to result from the Merger that was provided to or reviewed for Salomon by the managements of Northrop Grumman and Lockheed Martin; and (x) considered such other information, financial studies, analyses, investigations and financial, economic, market and trading criteria as Salomon deemed relevant to its inquiry. Salomon has also discussed with certain officers and employees of Northrop Grumman and Lockheed Martin the foregoing, including the past and current business operations, financial condition and prospects of Northrop Grumman and Lockheed Martin, respectively, before and after giving effect to the Merger, as well as other matters it believed to be relevant to its inquiry. However, it should be noted that, within the context of Salomon's engagement by Northrop Grumman in connection with the Merger, Salomon was not authorized to and did not solicit alternative offers for Northrop Grumman or its assets.

  In its review and analysis and in arriving at its opinion, Salomon assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information either provided to, discussed with, or reviewed by or for Salomon or publicly available. With respect to the financial projections for Northrop Grumman and Lockheed Martin, as well as the information concerning cost savings and combination benefits provided to or reviewed for Salomon by the managements of Northrop Grumman and Lockheed Martin, Salomon assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments on the part of the management of Northrop Grumman and Lockheed Martin, as the case may be, before and after giving effect to the Merger, as to the future financial performance of Northrop Grumman or Lockheed Martin, as the case may be, and as to the cost savings and combination benefits expected to result from the Merger. Salomon expressed no view as to such projections or information or the assumptions on which they are based. Salomon did not assume any responsibility for making or obtaining any independent evaluations or appraisals of any of the assets (including properties and facilities) or liabilities of Northrop Grumman or Lockheed Martin. The Salomon Opinion was necessarily based upon conditions as they existed and could be evaluated on, and on the information made available to them as of, July 2, 1997, and Salomon assumed no responsibility to update or revise their opinion based upon circumstances or events occurring after July 2, 1997.

  For purposes of rendering the Salomon Opinion, Salomon assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement, and that all conditions to the consummation of the Merger would be satisfied without waiver thereof. Salomon also assumed that all material governmental, regulatory or other consents and approvals would be obtained and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either Lockheed Martin or Northrop Grumman is a party, as contemplated by the Merger Agreement, no restrictions would be imposed, or amendments, modifications or waivers made, that would have any material adverse effect on the contemplated benefits of the Merger. Salomon assumed the Merger would qualify as a tax-free reorganization for U.S. federal income tax purposes, and except as contemplated in the Merger Agreement (in the event of consummation of the Proposed GE Transaction) would be accounted for as a pooling of interests in accordance with generally accepted accounting principles as described in Accounting Principles Board Opinion Number 16. In this regard, Salomon's alternative assumption that the Merger would be accounted for as a purchase was considered relevant primarily to its Accretion/Dilution Analysis discussed below. As contemplated in the Merger Agreement, Lockheed Martin consummated the GE Transaction subsequent to the delivery of the Salomon Opinion, as a result of which pooling accounting would not be available and purchase accounting would be used. As noted under the heading "The Merger--Reasons for the Merger; Recommendations of the Boards of Directors" on page 21, the Northrop Grumman Board discussed the GE Transaction and concluded that the GE Transaction as announced was not materially different from the transaction contemplated when it received the Salomon Opinion and Salomon, based on a review of information provided to it by Northrop Grumman and Lockheed Martin advised Northrop Grumman that the consummation of the GE Transaction did not require Salomon to change the Salomon Opinion.

  In connection with rendering the Salomon Opinion to the Northrop Grumman Board, Salomon performed a variety of financial analyses, the material portions of which are summarized below. The summary of such analyses set forth below does not purport to be a complete description of the analyses underlying the Salomon Opinion or of Salomon's presentation to the Northrop Grumman Board. In addition, Salomon believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all such analyses and factors, could create an incomplete view of the analyses and the processes underlying the Salomon Opinion. While the conclusions reached in connection with each analysis were considered carefully by Salomon in arriving at its opinion, Salomon made various subjective judgments in arriving at its opinion and did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In addition, the process of preparing a fairness opinion necessarily requires a broad range of subjective judgments with respect to appropriate comparable companies and transactions, appropriate multiples of various selected financial data, appropriate discount rates and other financial and other factors. Analyses and estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities actually may be sold. No public company utilized as a comparison is identical to Northrop Grumman or Lockheed Martin, and none of the other business combinations utilized as a comparison is identical to the proposed Merger. Accordingly, an analysis of publicly traded comparable companies or comparable business combinations is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved and other factors that could affect the public trading value of the companies or company to which they are being compared. The range of valuation for any particular analysis should not be taken to be the view of Salomon of the actual value of Northrop Grumman or Lockheed Martin.

  The projections furnished to Salomon and used in formulating the Salomon Opinion were provided to Salomon, in connection with the review of the Merger, by the management of each of Northrop Grumman and Lockheed Martin who do not publicly disclose internal management projections of the type provided to Salomon and, accordingly, such projections were not prepared with a view toward public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

  Comparable Public Company Trading and Operating Performance. Using publicly available information, Salomon compared each of Lockheed Martin and Northrop Grumman to the following seven publicly traded aerospace and defense companies: Alliant Techsystems, McDonnell Douglas, General Dynamics, Boeing, Raytheon, Tracor and Litton Industries (the "Industry Peers") based on various measures of financial performance. Salomon also compared the following common stock trading characteristics of Lockheed Martin and Northrop Grumman with the Industry Peers (except McDonnell Douglas, whose stock price was distorted by its announced acquisition by Boeing): (i) stock price to latest twelve month ("LTM") EPS ratios; (ii) stock price to estimated 1997 EPS ratios; (iii) stock price to estimated 1998 EPS ratios; (iv) stock price to 1997 estimated funds flow (defined as net income plus depreciation and amortization) ratios; (v) firm value (defined as equity value (which is defined as current market value of shares outstanding plus estimated value of all in-the-money stock equivalents) plus debt, minority interest, preferred stock, all out-of-money convertible securities, less investments in unconsolidated affiliates, cash and cash equivalents) to LTM revenue ratios; (vi) firm value to LTM EBITDA ratios; and (vii) firm value to LTM EBIT ratios. Salomon observed that in most of the foregoing categories, but particularly with respect to a forward earning multiple basis, Lockheed Martin has historically traded at higher multiples than Northrop Grumman and the median figures for the Industry Peers.

  Comparison of Recent Aerospace Transactions. Salomon reviewed publicly available information regarding (a) the Martin Marietta/Lockheed merger, (b) the proposed Boeing/McDonnell merger, (c) the Raytheon/E-Systems acquisition,
(d) the Lockheed Martin/Loral acquisition, (e) the Raytheon/Hughes acquisition and (f) the Raytheon/TI Defense acquisition, and compared the following characteristics of each of those transactions with such figures for the
Merger: (i) firm value as a multiple of LTM revenue, (ii) firm value as a multiple of LTM EBITDA, (iii) firm value as a multiple of LTM EBIT, (iv) firm value as a multiple of LTM

EPS, (v) equity value as a multiple of estimated one-year forward net income, and (vi) equity value as a multiple of estimated two-year forward net income. Salomon derived the following implied value ranges per share of Northrop Grumman Common Stock, using certain multiples from the analysis described above: (i) $96 to $116 based on multiples from the Boeing/McDonnell Douglas merger, (ii) $105 to $125 based on blended multiples from the Raytheon/Hughes acquisition and the Boeing/McDonnell Douglas merger, (iii) $106 to $126 based on multiples from the LMT/Loral acquisition and (iv) $126 to $147 based on multiples from the Raytheon/Hughes acquisition. Solely for the purpose of comparison, Salomon calculated an implied purchase price in the Merger of Northrop Grumman Common Stock to be $124 using the Exchange Ratio and the $104 final closing price of Lockheed Martin Common Stock prior to the execution of the Merger Agreement.

  Salomon also calculated from such transactions the premiums over trading prices one day (which ranged from 19.2% to 41.0%, compared to 39.5% for the Merger), one week (which ranged from 22.0% to 44.2%, compared to 40.2% for the Merger) and one month (which ranged from 20.5% to 45.7%, compared to 48.5% for the Merger) prior to announcement of each deal. Salomon observed that the premiums over trading prices described above with respect to the Merger were at the high end or above the premium ranges calculated from such transactions. Salomon also observed that using a premium range of 20% to 40% and the trading price of $88.875 for Northrop Grumman Common Stock on the last trading day prior to execution of the Merger Agreement, an implied value range per share of Northrop Grumman Common Stock of $107 to $124 could be derived.

  Discounted Cash Flow Valuation. Using a DCF analysis, Salomon calculated two ranges of implied present values per share of Northrop Grumman Common Stock based on the estimated unlevered free cash flows that Northrop Grumman could produce on a stand alone basis (without giving effect to any operating or other efficiencies arising from the Merger) over the five-year period from fiscal year end 1997 through fiscal year end 2001 using two sets of projections, differing in their sensitivity analysis assumptions, provided by Northrop Grumman's management (inclusive of Northrop Grumman's management estimates of a range of possible recoveries in a contract claim by Northrop Grumman against the United States Department of Defense) and various multiple ranges based on private and public markets. Salomon derived the implied share value reference ranges based on (a) the sum of (i) the discounted value (using various discount rates representing the WACC for Northrop Grumman ranging from 10.0% to 11.0%) of the five-year estimated unlevered free cash flows of Northrop Grumman, plus (ii) the discounted value (using identical WACCs) of the product of (A) projected EBITDA for 2001 and (B) various multiple ranges, less (b) total debt, net of cash at June 30, 1997. Using a public market exit multiple range of 7.5x to 8.5x, Salomon derived an implied equity value range of $84.04 to $116.83 per share and using a private market exit multiple range of 8.5x to 9.5x, Salomon derived an implied equity value range of $98.30 to $132.39 per share.

  Contribution Analysis. Using Northrop Grumman's management projections, Salomon compared the Exchange Ratio of 1.1923 with implied exchange ratios of Northrop Grumman Common Stock for Lockheed Martin Common Stock based on Northrop Grumman's estimated contributions to the pro forma estimates of (i) 1997 revenues, which is 1.023; (ii) 1997 EBITDA, which is 0.845; (iii) 1997 EBIT, which is 0.741; (iv) 1997 net income available to common stock, which is 0.973; (v) 1997 free cash flow, which is 0.838; (vi) 1997 stockholders' equity, which is 1.218; (vii) net income for each of the years from 1997 to 2001, which ranges from 0.973 to 1.224; and (viii) funds from operations for each of the years from 1997 to 2001, which ranges from 0.992 to 1.284.

  Comparative Stock Price and Exchange Ratio Analysis. Salomon also compared the Exchange Ratio of 1.1923 to the historical exchange ratios of Lockheed Martin Common Stock to Northrop Grumman Common Stock for various periods. Such exchange ratios averaged 0.855, 0.880, 0.897, 0.907, 0.887, 0.875, 0.870 and
0.860 for the last trading day, 30 days, 60 days, 90 days, 6 months, 1 year, 2 years and 3 years prior to the execution of the Merger Agreement, respectively. Salomon also observed that the Exchange Ratio represents premiums of approximately 40%, 35%, 33%, 32%, 34%, 36%, 37%, and 39%, respectively, over the exchange ratios of Lockheed Martin Common Stock to Northrop Grumman Common Stock for the periods described above.

 Accretion/Dilution Analysis.

  Northrop Grumman. Based on Lockheed Martin's management projections and Northrop Grumman's management projections, Salomon calculated that the pro forma impact on Northrop Grumman earnings would be accretive for fiscal years 1997 through 2001.

  Lockheed Martin. Using Lockheed Martin's management projections, Lockheed Martin's synergy estimates and the higher end of Northrop Grumman's management projections, Salomon calculated the implied impact of the Merger on Lockheed Martin's pro forma EPS under a pooling accounting case and under a purchase accounting case (assuming consummation of the Proposed GE Transaction) for fiscal years 1997 through 2001. Using pooling accounting, while Salomon calculated that the Merger would be dilutive to Lockheed Martin Common Stock in 1997, Salomon calculated that it would be accretive to Lockheed Martin Common Stock in 1998 through 2001, respectively. Using purchase accounting, Salomon calculated that the combined Merger and the Proposed GE Transaction would be dilutive to Lockheed Martin Common Stock in 1997 and 1998, respectively, and would be accretive in 1999 through 2001, respectively. Subsequent to the analysis performed by Salomon, Lockheed Martin consummated the GE Transaction, as a result of which pooling accounting would not be available and purchase accounting would be used.

  Salomon is an internationally recognized investment banking firm that regularly engages in the valuation of companies and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, and corporate, estate and other purposes. Northrop Grumman retained Salomon as a financial advisor because of its reputation, expertise in the valuation of companies and substantial experience in transactions such as the Merger.

  In the past Salomon has rendered certain investment banking services to Northrop Grumman for which it has been paid fees. Pursuant to a letter dated June 27, 1997, Salomon and Northrop Grumman amended an engagement letter, dated August 31, 1993 (as amended, the "Engagement Letter"), and Northrop Grumman agreed to pay Salomon a fee of $5.0 million upon the execution of the Merger Agreement plus an additional fee upon the closing of the Merger of 0.25% of the consideration, less the $5.0 million previously paid. Thus, if Salomon's fee were calculated based on the trading price of Lockheed Martin on January 20, 1998, the maximum aggregate fee payable to Salomon, assuming the Merger were consummated, would be approximately $28 million. Pursuant to the Engagement Letter, Northrop Grumman has agreed to reimburse Salomon for certain out-of-pocket expenses incurred by Salomon in connection with the Merger and to indemnify Salomon and certain related persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. In the opinion of the Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore, in its view, unenforceable. In the ordinary course of business, Salomon or its affiliates may actively trade the securities of Northrop Grumman and Lockheed Martin for its own account and for the accounts of its customers and, accordingly, at any time may hold a long or short position in such securities.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Special Agreements. The fifteen Northrop Grumman elected officers have entered into special agreements (the "Special Agreements") with Northrop Grumman which provide for benefits upon a change of control (such as the Merger). These Special Agreements, which were originally approved on February 20, 1996 and which have been amended from time to time, provide, in general, that in the event of (1) termination of the executive's employment by Northrop Grumman for any reason other than "Cause" (as defined below) or by the executive for "Good Reason" (as defined below), (2) the failure of a successor company to assume the agreement, or (3) the breach of the agreement by Northrop Grumman or a successor company, in any such case within the six month period prior to or within two years after a "Change-in-Control" (as defined in the Special Agreements, which definition includes Northrop Grumman Stockholders' approval of the Merger), Northrop Grumman immediately will pay the "Severance Benefits" (as defined below) to the executive. The Severance Benefits consist of: (i) an amount equal to three times the executive's highest annual base salary in effect at any time up to and including the effective date of termination; (ii) an amount equal to three times the greater of (a) the executive's average annual bonus for the three full fiscal years prior to the effective date of termination, or (b) the executive's target annual bonus established for the bonus plan year during which the executive's termination occurs; (iii) an amount equal to the executive's unpaid base salary and accrued vacation pay through the effective date of termination, together with a pro rata portion of the executive's target bonus for the bonus plan year during which termination occurs; (iv) continuation for thirty-six months following the effective date of termination of all benefits pursuant to all welfare benefit plans under which the executive or his family is eligible to receive benefits as of the effective date of the "Change-in-Control," and further continuation of medical benefits for the lives of the executive and spouse; (v) a lump sum cash payment representing the present value of benefits accrued under Northrop Grumman's qualified defined benefit pension plan and supplemental retirement plans (calculated as though the executive's employment had continued for three years) offset by the actuarial present value equivalent of benefits payable to the executive from Northrop Grumman's qualified defined benefit pension plan accrued through the effective date of termination; and (vi) a lump sum cash payment equal to the entire balance of the executive's deferred compensation, if any, together with any interest thereon. The Special Agreements define "Good Reason" to include the assignment of the executive to duties materially inconsistent with the executive's authorities, duties, responsibilities and status (including titles and reporting requirements) as an officer of Northrop Grumman; a reduction of the executive's base salary as in effect on the date of the agreement; a significant reduction of the executive's aggregate incentive opportunities under the Northrop Grumman short and/or longterm incentive programs as such opportunities exist on the date of the agreement or as increased thereafter; the failure to maintain the executive's relative level of coverage and accruals under the Northrop Grumman employee benefit and/or retirement plans, policies, practices or arrangements in which the executive participates as of the date of the agreement; the failure of Northrop Grumman to obtain a satisfactory agreement from any successor to assume and agree to perform Northrop Grumman obligations under the agreement; and any purported termination of the executive's employment with Northrop Grumman that is not effected pursuant to the procedures set forth in the agreement. "Cause" is defined in the Special Agreements as (i) the executive's conviction for fraud, embezzlement, theft or another felony, or (ii) the willful engaging by the executive in gross misconduct materially and demonstrably injurious to Northrop Grumman; provided that, no act or failure to act on the executive's part can be considered willful unless done or omitted to be done by that executive not in good faith and without reasonable belief that the act or omission was in the best interest of Northrop Grumman.

  If the employment of the following named executive officers were terminated upon the Merger under circumstances entitling them to benefits under the Special Agreements, the approximate total amount of the salary, bonus and termination lump sum cash payments for such named executive officers would be as follows: Kent Kresa ($7,715,340); Richard B. Waugh, Jr. ($3,556,171); James
G. Roche ($3,038,877); John E. Harrison ($3,986,061); and Richard R. Molleur ($2,698,674). In addition, the approximate aggregate total amount of the salary, bonus and termination lump sum cash payments for the other ten executive officers of Northrop Grumman who have Special Agreements under such circumstances would be $16,697,326. The Special Agreements also provide that if, following a "Change-in-Control," excise taxes under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code") apply to payments made under the Special Agreements or other plans or agreements, the executive will be entitled to receive an additional payment (net of income, medicare and excise taxes) to compensate the executive for any excise tax imposed. The aggregate amount that will actually be paid under the Special Agreements may be less than the aggregate indicated above because lump sum cash payments will be made to only those executive officers of Northrop Grumman whose employment is terminated under certain circumstances specified in the Special Agreements.

  Non-Employee Directors Equity Participation Plan. For outside directors who elect to participate in the Non-Employee Directors Equity Participation Plan (the "Equity Participation Plan") in lieu of the Retirement Plan (as defined below), Northrop Grumman maintains an Equity Participation Account (as defined in the Equity Participation Plan) for each outside director to which an amount equal to 50% of their annual retainer is credited and converted into stock units based on the fair market value of Northrop Grumman Common Stock. Directors also receive a special accrual equal to the present value of the accrued benefits under the Retirement Plan (as defined below). Each stock unit is credited with dividend equivalents, which are rein-vested in additional stock units. Each outside director who terminates service after three or more years of service is entitled to receive certain cash pay-ments from the Equity Participation Account in a number of annual installments equal to the number of years during which benefits have accrued (not to exceed ten). Upon a "Change-of-Control" (as defined in the Equity Participation Plan, which definition includes Northrop Grumman Stockholder approval of the Merg-
er), benefits under the Equity Participation Plan immediately vest. The ap-proximate aggregate amount payable under such circumstances, based on the val-uation of Northrop Grumman Common Stock on December 31, 1997, would be $962,929.

  Non-Employee Directors Retirement Plan. Under the Non-Employee Directors Retirement Plan (the "Retirement Plan"), Northrop Grumman provides for payment of an Annual Benefit Amount (as defined in the Retirement Plan) to non-employee directors if they retire from the Northrop Grumman Board following completion of at least five or more consecutive years of service as an outside director. The Annual Benefit Amount payable is equal to the annual retainer then being paid to active directors or such lesser amount as is provided for under the Retirement Plan. Benefits are payable for ten years or less (as set forth in the Retirement Plan), from the director's retirement date. In the event of a "Change-In-Control" (as defined in the Retirement Plan, which definition includes Northrop Grumman Stockholder approval of the Merger), all Annual Benefit Amounts vest, and participants are entitled to such benefits for each year of consecutive service. The approximate aggregate amount payable under such circumstances would be $525,000.

  Consulting and Non-Competition Agreements. The members of the Northrop Grumman Board who will not be appointed to the Lockheed Martin Board following the Merger have been offered Consulting and Non-Competition Agreements with Northrop Grumman. Directors who enter into such Consulting and Non-Competition Agreements will receive an aggregate fee of $90,000 over a two-year period during which time they will generally be precluded from serving as directors of, controlling, owning any interests in, becoming employed by or consulting for, any major competitor of Northrop Grumman or, following the Merger, Lockheed Martin. The directors will also hold themselves available to consult with Lockheed Martin with respect to certain issues relating to the combined entity. Additionally, Lockheed Martin and Kent Kresa have agreed in principle that Mr. Kresa will act as a consultant to Lockheed Martin for a period of two years after the closing of the Merger; it is expected that Mr. Kresa's compensation in the first year will be $1,400,000 and in the second year between $700,000 and $1,050,000 depending on the amount of time devoted to the consulting activities. Lockheed Martin will also reimburse certain expenses incurred by Mr. Kresa in connection with the performance of his services under this Agreement, as well as certain expenses incurred in connection with Mr. Kresa's relocation at his election to California upon the termination of this Agreement.

  Long-Term Incentive Stock Plans. The Northrop Grumman 1993 Long-Term Incentive Stock Plan, as amended (the "1993 LTIP"), and the 1987 Long-Term Incentive Plan, as amended (the "1987 LTIP," and, together with the 1993 LTIP, collectively, the "LTIPs") permit grants to selected employees of Northrop Grumman awards consisting of stock options ("Stock Options"), restricted performance stock rights ("RPSRs"), restricted stock rights ("RSRs") and restricted award shares ("RASs") (all of the foregoing, collectively, the "Stock Awards"). A Stock Option granted under the LTIPs is a right to purchase a number of shares of Northrop Grumman Common Stock for a specified period of time at a price per share not less than the fair market value on the date of grant. An RPSR is a right to receive a number of shares of Northrop Grumman Common Stock on a specified future date conditioned upon continued employment and Northrop Grumman's achievement of specified performance in relation to a list of peer companies. RSRs are the right to receive a specified number of shares of Northrop Grumman Common Stock. RASs are restricted shares of Northrop Grumman Common Stock granted under the 1987 LTIP.

  In the event of a "Change-in-Control" (as defined in the LTIPs, which definition includes Northrop Grumman Stockholder approval of the Merger), (a) all Stock Options under the LTIPs vest and become fully exercisable; (b) the RPSRs under the LTIPs vest and become immediately payable in shares of Northrop Grumman Common Stock, which payment is calculated based upon attainment of certain stock price performance targets (if the Northrop Grumman Stockholders approve the Merger it is anticipated that the maximum targets will be achieved, resulting in the maximum payments available for RPSRs); and (c) the other Stock Awards under the LTIPs vest and will be distributed.

  The following table summarizes the payments to be made under the foregoing plans and agreements to the named executive officers, the elected officers as a group, and the directors of Northrop Grumman:

                                                                                   ALL ELECTED
                                                                                   OFFICERS AND
                            KENT       RICHARD B.  JAMES G.   JOHN E.   RICHARD R.  DIRECTORS
                            KRESA      WAUGH, JR.   ROCHE     HARRISON   MOLLEUR   (25 PERSONS)
                         -----------   ---------- ---------- ---------- ---------- ------------
Special Agreements...... $ 7,808,299   $3,585,966 $3,067,877 $4,015,061 $2,725,687 $ 38,068,872
Non-Employee Directors
 Equity Participation
 Plan...................           0            0          0          0          0      962,929
Non-Employee Directors
 Retirement Plan........           0            0          0          0          0      525,000
Consulting and
 Non-Competition
 Agreements.............   2,500,000**          0          0          0          0    3,220,000***
Shares Subject to
 Options*...............   5,750,662    1,623,313  1,489,688  1,360,000  1,434,375   20,570,045
Restricted Performance
 Stock Rights*..........  10,334,634    3,123,936  2,900,571  2,766,294  2,633,073   39,972,643
Restricted Stock
 Rights*................          0             0    469,500          0          0    1,032,900
                         -----------   ---------- ---------- ---------- ---------- ------------
  TOTALS................ $26,393,595   $8,333,215 $7,927,636 $8,141,355 $6,793,135 $104,352,389
                         ===========   ========== ========== ========== ========== ============

--------
  * The aggregate value is based on the closing price of Northrop Grumman Common Stock on the NYSE Composite Transaction Tape on January 9, 1998. The value of Stock Options included in the aggregate value is net of the applicable exercise price of Stock Options.
 ** This number reflects the approximate maximum amount of cash compensation payable to Mr. Kresa for his services under his consulting agreement. *** This number includes $720,000 payable to all eligible directors who will not be continuing directors assuming they all enter into consulting and non-competition agreements.

ACCOUNTING TREATMENT

  The Merger will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles. Under this method of accounting, the purchase price, including costs directly related to the Merger, will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of consummation, with any excess purchase consideration allocated to cost in excess of net assets acquired. The operating results of Northrop Grumman will be included with those of Lockheed Martin from the date of consummation. See "Unaudited Pro Forma Combined Condensed Financial Statements."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a general description of the material United States federal income tax consequences of the Merger to a Northrop Grumman Stockholder. Because Lockheed Martin Stockholders immediately before the Merger will not be required to exchange or otherwise dispose of their shares in Lockheed Martin as a result of the Merger, the Merger will not cause any United States federal income tax consequences to such stockholders by virtue of their ownership of Lockheed Martin Common Stock.

  The income tax discussion set forth in this section is based upon the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations thereunder, administrative rulings and judicial authority as of the date hereof. All of the foregoing are subject to change, possibly retroactively, and any such change could affect the continuing validity of the discussion. The discussion does not address all aspects of United States federal income taxation that may be important to particular stockholders who are subject to special treatment under United States federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, and stockholders who are not citizens or residents of the United States or who acquired their Northrop Grumman Common Stock pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan. The effects of any applicable foreign, state, local or other tax laws are not addressed. In addition, this discussion assumes that Northrop Grumman Stockholders hold their shares of Northrop Grumman Common Stock as capital assets as defined in the Code. Northrop Grumman Stockholders should consult their own tax advisors as to the particular tax consequences of the Merger to them, including income tax return reporting requirements, the applicability and effect of foreign, state, local and other tax laws, and the effect of any proposed change in the tax law.

  The Merger is conditioned on the receipt by Lockheed Martin of an opinion from its tax counsel, King & Spalding, and on the receipt by Northrop Grumman of an opinion from its tax counsel, Fried, Frank, Harris, Shriver & Jacobson, each substantially to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code for United States federal income tax purposes. It is the opinion of each of King & Spalding and Fried, Frank, Harris, Shriver & Jacobson that, assuming the Merger qualifies as a reorganization, the Merger will have the following principal United States federal income tax consequences:

  . no gain or loss will be recognized by Northrop Grumman Stockholders upon their receipt in the Merger of Lockheed Martin Common Stock in exchange for their Northrop Grumman Common Stock;

  . the tax basis of new Lockheed Martin Common Stock received in the Merger by a Northrop Grumman Stockholder will be the same as the basis to the stockholder of the Northrop Grumman Common Stock exchanged therefor;

  . the holding period for Lockheed Martin Common Stock received by a Northrop Grumman Stockholder in the Merger will include the holding period of such stockholder in the Northrop Grumman Common Stock exchanged therefor, provided that the Northrop Grumman Common Stock is held as a capital asset at the Closing; and

  . if a stockholder of Northrop Grumman receives cash in lieu of the issuance of a fractional share of Lockheed Martin Common Stock, such cash amount will be treated as received in exchange for a fractional share of Lockheed Martin Common Stock; gain or loss recognized as a result of that exchange will be equal to the cash amount received for the fractional share of Lockheed Martin Common Stock reduced by the portion of the stockholder's tax basis in the shares of Northrop Grumman Common Stock exchanged that is allocable to such fractional share of Lockheed Martin Common Stock; and such gain or loss will be a capital gain or loss, provided that the Northrop Grumman Common Stock is held by such stockholder as a capital asset at the Closing.

  The foregoing tax opinions will be based on certain factual assumptions and on representations made by Lockheed Martin and Northrop Grumman. The tax opinions cannot be relied upon if any of such factual assumptions is, or later becomes, inaccurate. No ruling from the Internal Revenue Service concerning the tax consequences of the Merger has been requested, and the tax opinions will not be binding upon the Internal Revenue Service or the courts. If the Merger is consummated, and it is later determined that the Merger did not qualify as a tax-free reorganization, each Northrop Grumman Stockholder will recognize taxable gain or loss in the Merger equal to the difference between the fair market value of the Lockheed Martin Common Stock received at the time of the Merger and such stockholder's basis in the Northrop Grumman Common Stock exchanged therefor.

  THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF THE POTENTIAL TAX EFFECTS OF THE MERGER. NORTHROP GRUMMAN STOCKHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER.

  Any cash payments to which a Northrop Grumman Stockholder or other payee is entitled pursuant to the Merger will be subject to backup withholding at a rate of 31% unless either (i) the stockholder or other payee provides its taxpayer identification number (social security number or employer identification number) and certifies that such number is correct or (ii) an exemption from backup withholding applies under the applicable law and regulations.

REGULATORY APPROVALS

  Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger cannot be consummated until notifications have been given, certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "DOJ"), and the applicable waiting period requirement has expired or been terminated. Lockheed Martin and Northrop Grumman each filed notification and report forms under the HSR Act with the FTC and the DOJ on August 28, 1997. On September 26, 1997, requests from the DOJ for additional information and documentary material (the "Second Requests") were timely received by both Lockheed Martin and Northrop Grumman. Lockheed Martin and Northrop Grumman are in the process of complying with the Second Requests. Since the initial filing of the notification and report forms, Lockheed Martin and Northrop Grumman have been meeting with the DOJ to discuss the status of the DOJ's review and to make presentations on areas of the companies' businesses of interest to the DOJ. Lockheed Martin and Northrop Grumman expect these meetings to continue as the companies and the DOJ seek to bring the review to closure and in connection therewith may discuss with the DOJ the terms and conditions necessary to resolve any regulatory objections to the Merger. As part of this process, Lockheed Martin and Northrop Grumman may voluntarily extend the twenty-day waiting period to allow the DOJ additional time to review the Merger. If no agreement is reached prior to the expiration of the period (as extended, if applicable) the DOJ will decide whether or not to challenge the Merger by seeking a preliminary injunction to prevent its consummation. If the DOJ were to challenge the Merger, Lockheed Martin and Northrop Grumman would then have to decide whether or not to litigate the matter.

  The parties have agreed that, if it is necessary in order to terminate the waiting period under the HSR Act, Lockheed Martin will use all reasonable efforts to divest any assets held as of July 2, 1997 by Lockheed Martin or Northrop Grumman (or their subsidiaries), will use all reasonable efforts to hold such assets separate pending such divestiture, or will enter into a consent decree requiring it to use all reasonable efforts to divest such assets, and will take such further action in connection therewith as may be necessary to enable the Closing to take place on or prior to March 31, 1998; provided that Lockheed Martin will not be required to take any such action if the taking of such action would have a significant adverse effect on the business, results of operations or financial condition of Lockheed Martin and Northrop Grumman (and their subsidiaries), taken as a whole, following the Effective Time (as hereinafter defined). There can be no assurance that the consummation of the Merger will not be delayed by reason of the HSR Act.

  At any time before or after consummation of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of Lockheed Martin or Northrop Grumman. At any time before or after the Effective Time, and notwithstanding that the HSR Act waiting period has expired, any state could take action under the antitrust laws as it deems necessary or desirable. Such action could include seeking to enjoin the consummation of the Merger, or seeking divestiture of Northrop Grumman or businesses of Lockheed Martin or Northrop Grumman by Lockheed Martin. Private parties may also seek to take legal action under the antitrust laws in certain circumstances.

  Energy. Northrop Grumman owns certain electric power distribution facilities in Long Island, New York, including an electrical substation, and is authorized to engage in the sale of electricity for resale at market-based rates. Northrop Grumman also engages in the sale of electricity at retail to certain customers as authorized by the New York Public Service Commission. Approval of the transfer of control of jurisdictional facilities by the Federal Energy Regulatory Commission and the New York Public Service Commission is required.

  Foreign Approvals. The Merger may require certain antitrust and other filings and approvals in foreign jurisdictions. No assurance can be given that all required foreign approvals will be obtained in a timely manner. Approvals have been obtained from Taiwan, Greece and Germany and neither Lockheed Martin nor Northrop Grumman is aware of any additional antitrust approvals which are required in foreign jurisdictions. No approval of the European Commission is required. Lockheed Martin and Northrop Grumman do not expect to delay consummation of the Merger to pursue obtaining any approvals that have not been obtained by the time the parties are otherwise ready to consummate the Merger. The absence of one or more such approvals would not be expected to have a material adverse effect on Lockheed Martin on a consolidated basis following the Merger.

RESALE RESTRICTIONS

  All shares of Lockheed Martin Common Stock received by Northrop Grumman Stockholders in the Merger will be freely transferable, except that shares of Lockheed Martin Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act of 1933, as amended (the "Securities Act")) of Northrop Grumman at the time of the Northrop Grumman Meeting may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become affiliates of Lockheed Martin) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Northrop Grumman or Lockheed Martin generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party, as well as principal stockholders of such party. The Merger Agreement requires Northrop Grumman to exercise its reasonable efforts to cause each of its affiliates to execute a written agreement to the effect that such person will not offer to sell, transfer or otherwise dispose of any of the shares of Lockheed Martin Common Stock issued to such person in or pursuant to the Merger unless (a) such sale, transfer or other disposition has been registered under the Securities Act, (b) such sale, transfer or other disposition is made in conformity with Rule 145 under the Securities Act or
(c) in the opinion of counsel or pursuant to a "no-action" letter obtained from the Securities and Exchange Commission (the "Commission") by such person, such sale, transfer or other disposition is exempt from registration under the Securities Act. Northrop Grumman and Lockheed Martin have each agreed to use all reasonable efforts to obtain agreements from their respective affiliates not to engage in any such transactions. See "The Merger Agreement--Certain Covenants."

                             THE MERGER AGREEMENT

  The following is a brief summary of the material provisions of the Merger Agreement, a copy of which is attached as Appendix I to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. This summary is qualified in its entirety by reference to the full text of the Merger Agreement.

THE MERGER

  Pursuant to the Merger Agreement and, subject to the terms and conditions thereof, at the Effective Time (as defined below), Merger Sub will be merged with and into Northrop Grumman, and the separate corporate existence of Merger Sub will thereupon cease. Northrop Grumman will be the surviving corporation in the Merger and will be a wholly-owned subsidiary of Lockheed Martin. Although Northrop Grumman will be a subsidiary of Lockheed Martin, its businesses will be integrated into Lockheed Martin's existing businesses. The Merger will have the effects specified in the Delaware Corporate Law.

  After the satisfaction or waiver of all conditions to the Merger, and provided that the Merger Agreement has not been terminated or abandoned, Lockheed Martin and Northrop Grumman will cause a Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the Delaware Corporate Law (the "Certificate of Merger"). The time at which the Merger becomes effective is referred to as the Effective Time.

  As a result of the Merger, and without any action on the part of the holders thereof, each share of Northrop Grumman Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 1.1923 shares of Lockheed Martin Common Stock, will cease to be outstanding and will be cancelled and retired. Each holder of a Certificate representing any such shares of Northrop Grumman Common Stock will thereafter cease to have any rights with respect to such shares of Northrop Grumman Common Stock, except the right to receive, without interest, shares of Lockheed Martin Common Stock and cash for fractional interests of Lockheed Martin Common Stock (as described in "--Exchange Procedures") upon the surrender of such Certificate. Each share of Northrop Grumman Common Stock held in Northrop Grumman's treasury at the Effective Time will cease to be outstanding and will be cancelled and retired without payment of any consideration therefor.

  At the Effective Time, each option to purchase shares of Northrop Grumman Common Stock outstanding at the Effective Time under any Northrop Grumman stock option plan (a "Northrop Grumman Option") will, by virtue of the Merger, and without any further action on the part of Northrop Grumman or the holder of any such Northrop Grumman Option, be assumed by Lockheed Martin and will be converted into an option to purchase Lockheed Martin Common Stock. Each Northrop Grumman Option assumed by Lockheed Martin will be exercisable upon the same terms and conditions as under the applicable Northrop Grumman stock option plan and the applicable option agreement issued thereunder, except that
(i) each such Northrop Grumman Option will vest upon the vote taken by the Northrop Grumman stockholders on the Merger, assuming the Merger is approved,
(ii) each such Northrop Grumman Option will be exercisable for that whole number of shares of Lockheed Martin Common Stock (rounded to the nearest whole share) into which the number of shares of Northrop Grumman Common Stock subject to such Northrop Grumman Option immediately prior to the Effective Time would be converted in the Merger, and (iii) the option price per share of Lockheed Martin Common Stock will be an amount equal to the option price per share of Northrop Grumman Common Stock subject to such Northrop Grumman Option divided by the Exchange Ratio (the option price per share being rounded to the nearest full cent). No payment will be made for fractional interests, rather, the aggregate number of shares to be issued under any assumed Northrop Grumman Option will be rounded to the nearest whole number.

EXCHANGE PROCEDURES

  Promptly after the Effective Time, the Exchange Agent will mail to each person who was, at the Effective Time, a holder of record of shares of Northrop Grumman Common Stock, a letter of transmittal to be used by such holders in forwarding their certificates representing shares of Northrop Grumman Common Stock ("Certificates"), and instructions for effecting the surrender of the Certificates in exchange for certificates representing shares of Lockheed Martin Common Stock. Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, the holder of such Certificate will be entitled to receive a certificate representing that number of whole shares of Lockheed Martin Common Stock, cash in lieu of any fractional shares (as described below) and unpaid dividends and distributions, if any, which such holder has the right to receive in respect of the Certificate surrendered, and the Certificate so surrendered will be cancelled. NORTHROP GRUMMAN STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL.

  No fractional shares of Lockheed Martin Common Stock will be issued, and any holder of shares of Northrop Grumman Common Stock entitled under the Merger Agreement to receive a fractional share will be entitled to receive only a cash payment in lieu thereof, which payment will be in an amount equal to the product of the Average Price of a share of the Lockheed Martin Common Stock multiplied by the fractional percentage of a share of Lockheed Martin Common Stock to which such holder would otherwise be entitled. The "Average Price" of a share of Lockheed Martin Common Stock will be the average of the closing sale prices thereof on the NYSE Composite Tape (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source) over the ten business days immediately preceding the closing date of the Merger.

  No dividends on shares of Lockheed Martin Common Stock will be paid with respect to any shares of Northrop Grumman Common Stock or other securities represented by a Certificate until such Certificate is surrendered for exchange as provided in the Merger Agreement. Subject to the effect of applicable laws, following surrender of any such Certificate, there will be paid to the holder of certificates representing shares of Lockheed Martin Common Stock issued in exchange therefor, (i) at the time of such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such shares of Lockheed Martin Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender thereof and a payment date subsequent to surrender thereof payable with respect to such whole shares of Lockheed Martin Common Stock less the amount of any withholding taxes which may be required thereon. No interest will be paid or accrued on cash in lieu of fractional shares and unpaid dividends and distributions, if any, which will be paid upon surrender of Certificates.

  At or after the Effective Time, there will be no transfers on the transfer books of Northrop Grumman of shares of Northrop Grumman Common Stock which were outstanding immediately prior to the Effective Time.

  Any portion of the monies from which cash payments in lieu of fractional interests in shares of Lockheed Martin Common Stock will be made (including the proceeds of any investments thereof) and any shares of Lockheed Martin Common Stock that are unclaimed by the former stockholders of Northrop Grumman one year after the Effective Time will be delivered to the surviving corporation in the Merger (Northrop Grumman). Any former stockholders of Northrop Grumman who have not theretofore complied with the exchange procedures in the Merger Agreement may thereafter look to the surviving corporation in the Merger (Northrop Grumman) for payment of their shares of Lockheed Martin Common Stock, cash in lieu of fractional shares, and any unpaid dividends and distributions on shares of Lockheed Martin Common Stock, deliverable in respect of each share of Northrop Grumman Common Stock such stockholder holds. Notwithstanding the foregoing, neither Northrop Grumman, Lockheed Martin, the Exchange Agent nor any other person will be liable to any former holder of shares of Northrop Grumman Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  In the event that any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the surviving corporation in the Merger (Northrop Grumman) at Lockheed Martin's direction, the posting by such person of a bond in such reasonable amount as Lockheed Martin may direct as indemnity against any claim that may be made against Northrop Grumman or Lockheed Martin with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Lockheed Martin Common Stock, cash in lieu of fractional shares, and any unpaid dividends and distributions on shares of Lockheed Martin Common Stock, as described above.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties of Lockheed Martin and Northrop Grumman relating to, among other things: (a) the due incorporation, valid existence and good standing of Northrop Grumman and Lockheed Martin and similar corporate matters; (b) the authorization, execution, delivery and enforceability of the Merger Agreement; (c) the capital structure of Northrop Grumman and Lockheed Martin; (d) the absence of conflicts under charters or bylaws and violations of any instruments, contracts or agreements, and the obtaining of required consents or approvals;
(e) certain documents filed by each of Northrop Grumman and Lockheed Martin with the Commission and the accuracy of information contained therein; (f) investigations and litigation; (g) conduct of business in the ordinary course, the declaration or payment of dividends (other than regular quarterly cash dividends) and the absence of certain material changes or material adverse changes; (h) taxes; (i) contracts; (j) retirement and other employee benefit plans of Northrop Grumman and Lockheed Martin; (k) brokers' and finders' fees with respect to the Merger; (l) receipt of fairness opinions; (m) ownership of the capital stock of the other company; (n) qualification for "pooling of interests" accounting treatment and as a reorganization under Section 368(a) of the Code; and (o) environmental matters.

CONDUCT OF BUSINESS PENDING THE MERGER

  Northrop Grumman has agreed (and has agreed to cause its subsidiaries), among other things, prior to the consummation of the Merger, unless Lockheed Martin agrees in writing or as otherwise required or permitted by the Merger Agreement, or the Agreement and Plan of Merger dated May 4, 1997 between Northrop Grumman, Logicon and NG Acquisition, Inc. (the "Logicon Merger Agreement") (i) to conduct its operations according to its usual, regular and ordinary course in substantially the same manner as theretofore conducted,
(ii) to use its reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its officers and employees, and maintain satisfactory business relationships, (iii) promptly to notify Lockheed Martin of any material change in the condition (financial or otherwise), business, properties, assets, liabilities or the normal course of its business or of its properties, any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the breach of any of its representations or warranties in the Merger Agreement, and (iv) promptly to deliver to Lockheed Martin true and correct copies of any report, statement or schedule filed with the Commission subsequent to July 2, 1997. In addition, Northrop Grumman has agreed that, among other things, prior to the consummation of the Merger, unless Lockheed Martin agrees in writing or as otherwise required or permitted by the Merger Agreement, it (and its subsidiaries) will not: (i) amend its certificate of incorporation or bylaws (other than amendments which are not material); (ii) except in the ordinary course of business consistent with past practice, enter into or amend any employment, severance or similar agreements or arrangements with any of their respective directors or executive officers; (iii) authorize, propose or announce an intention to authorize or propose, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of assets or securities, any disposition of assets or securities or any release or relinquishment of any contract rights in which, in any such case, the aggregate consideration for such transaction is in excess of $100 million or which would have an adverse impact on Northrop Grumman's ability to consummate the Merger; (iv) issue any shares of capital stock or securities, except upon exercise of options, and, pursuant to restricted performance stock rights and restricted stock rights of Northrop Grumman outstanding on July 2, 1997, under the Northrop Grumman 1981 Long-Term Incentive Stock Plan, the 1987 LTIP, the 1993 LTIP, the Northrop Grumman 1993 Stock Plan for Non-Employee Directors and the 1995 Stock Option Plan for Non-Employee Directors, or effect any stock split or otherwise change its capitalization; (v) grant, confer or award any options, appreciation rights, warrants, conversion rights, restricted stock, stock units, performance shares or other rights, not existing on July 2, 1997, with respect to any shares of its capital stock or other securities of Northrop Grumman or its subsidiaries;
(vi) take any actions which would, or would be reasonably likely to, prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code;

(vii) amend in any material respect the terms of Northrop Grumman Benefit Plans (as defined in the Merger Agreement), including, without limitation, any employment, severance or similar agreements or arrangements in existence on July 2, 1997, or adopt any new employee benefit plans, programs or arrangements or any employment, severance or similar agreements or arrangements; (viii) incur, create, assume or otherwise become liable for borrowed money or assume, guarantee, endorse or otherwise become responsible or liable for the obligations of any other individual, corporation or other entity or make any loans or advances to any other person, except in each case in the ordinary course of business; (ix) make any material tax election other than in the ordinary course, or without the consent of Lockheed Martin, which will not unreasonably be withheld, settle or compromise any material tax liability; (x) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interest (other than regular quarterly cash dividends not to exceed $0.40 per share of Northrop Grumman Common Stock, and dividends and distributions from subsidiaries of Northrop Grumman to Northrop Grumman or another of its subsidiaries) or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its subsidiaries, or make any commitment for any such action; or (xi) agree, in writing or otherwise, to take any of the foregoing actions or take any action which would make any of its representations or warranties untrue or incorrect as of the Closing Date.

  Lockheed Martin has agreed, among other things, prior to the consummation of the Merger, unless Northrop Grumman agrees in writing or as otherwise required or permitted by the Merger Agreement, to (i) promptly deliver to Northrop Grumman true and correct copies of any report, statement or schedule filed with the Commission subsequent to July 2, 1997 and (ii) promptly notify Northrop Grumman of any material change in its condition (financial or otherwise), business, properties, assets, liabilities or the normal course of its business or of its properties, any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the breach of any of its representations or warranties. In addition, Lockheed Martin has agreed that, among other things, prior to the consummation of the Merger, unless Northrop Grumman agrees in writing or as otherwise required or permitted by the Merger Agreement, it (and its subsidiaries) will not: (i) amend its certificate of incorporation or bylaws (other than amendments which are not material); (ii) authorize, propose or announce an intention to authorize or propose, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of assets or securities, any disposition of assets or securities or any release or relinquishment of any contract rights in which, in any such case, the aggregate consideration for such transaction is in excess of $500 million or which would have an adverse impact on Lockheed Martin's ability to consummate the Merger; (iii) take any actions which would, or would be reasonably likely to, prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; (iv) declare, set aside or pay any dividend or make any other distributions or payment with respect to its capital stock (except other than regular quarterly cash dividends not to exceed $0.40 per share of Lockheed Martin Common and regular dividends on Lockheed Martin Preferred Stock); or
(v) agree, in writing or otherwise, to take any of the foregoing actions or take any action which would make any of its representations or warranties untrue or incorrect as of the Closing Date.

NO SOLICITATION OF TRANSACTIONS

  Northrop Grumman has agreed to immediately cease existing discussions or negotiations, if any, with any parties conducted prior to the date of the Merger Agreement with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, Northrop Grumman or any of its Significant Subsidiaries (as defined in the Merger Agreement) or any business combination with Northrop Grumman or any of its Significant Subsidiaries. Northrop Grumman may, directly or indirectly, furnish information and access, in each case only in response to unsolicited requests therefor, to any corporation, partnership, person or other entity or group pursuant to confidentiality agreements, and may participate in discussions and negotiate with such entity or group concerning any merger, sale of material assets, sale of shares of capital stock or similar transaction involving Northrop Grumman or any Significant Subsidiary (a "Transaction"), if such entity or group has submitted a written proposal to the Northrop Grumman Board relating to any such transaction (an "Alternative Proposal") and the Northrop Grumman Board by a majority vote determines in its good faith judgment, based as to legal matters on the advice of legal counsel, that failing to take such action would constitute a breach of the Northrop Grumman Board's fiduciary duty. Northrop Grumman has agreed to provide a copy of any such written proposal to Lockheed Martin or Merger Sub immediately after receipt thereof. Except as set forth above, Northrop Grumman has agreed that neither it nor any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, will, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Lockheed Martin and Merger Sub, any affiliate or associate of Lockheed Martin and Merger Sub or any designees of Lockheed Martin and Merger Sub) concerning any merger, sale of material assets, sale of shares of capital stock or similar transaction involving Northrop Grumman or any Significant Subsidiary; provided, however, that nothing in the Merger Agreement will prevent the Northrop Grumman Board from taking, and disclosing to Northrop Grumman Stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act (as hereinafter defined) with regard to any tender offers; provided, further, that the Northrop Grumman Board will not recommend that Northrop Grumman Stockholders tender their shares in connection with any such tender offer unless the Northrop Grumman Board by a majority vote determines in its good faith judgment, based as to legal matters on the advice of legal counsel, that failing to take such action would constitute a breach of the Northrop Grumman Board's fiduciary duty. Nothing in Section 5.1 of the Merger Agreement will permit Northrop Grumman to terminate the Merger (except as specifically provided in Article 7 of the Merger Agreement), or permit Northrop Grumman to enter into any agreement with respect to a Transaction during the term of the Merger Agreement (it being agreed that during the term of the Merger Agreement, Northrop Grumman will not enter into any agreement with any person that provides for, or in any way facilitates, a Transaction (other than a confidentiality agreement in customary form)), or affect any other obligation of Northrop Grumman under the Merger Agreement. Nothing in Section 5.1 of the Merger Agreement will preclude Northrop Grumman from consummating the transactions contemplated by the Logicon Merger Agreement.

CERTAIN COVENANTS

  The parties have agreed to take all actions necessary or appropriate to cause the prompt expiration or termination of any applicable waiting period under the HSR Act in respect of the Merger, including, without limitation, complying as promptly as practicable with requests for additional information. Without limiting the generality of the foregoing, if it is necessary in order to terminate the waiting period under the HSR Act or otherwise to permit the Closing to take place, Lockheed Martin has agreed to use all reasonable efforts to divest any assets held as of July 2, 1997 by Lockheed Martin or Northrop Grumman (or their subsidiaries), to use all reasonable efforts to hold such assets separate pending such divestiture, or to enter into a consent decree requiring it to use all reasonable efforts to divest such assets, and to take such further action in connection therewith as may be necessary to enable the Closing to take place on or prior to March 31, 1998; provided that Lockheed Martin will not be required to take any such action if the taking of such action would have a significant adverse effect on the business, results of operations or financial condition of Lockheed Martin and Northrop Grumman (and their subsidiaries), taken as a whole, following the Effective Time.

  Between July 2, 1997 and the Closing Date, Lockheed Martin and Northrop Grumman have agreed not to enter into any agreement which such party knows or has reason to know is reasonably likely to cause any major customer of Lockheed Martin or Northrop Grumman (or their respective subsidiaries) to terminate any material contracts, agreements or other obligations that exist between that customer on the one hand, and Lockheed Martin, Northrop Grumman (or Lockheed Martin and Northrop Grumman following the Merger) or any subsidiary of either, on the other hand, and Lockheed Martin and Northrop Grumman will take all reasonable action appropriate to an effort to avoid such termination.

  The Merger Agreement also contains certain other covenants, including covenants relating to meetings of stockholders, filing a listing application covering shares of Lockheed Martin Common Stock issuable in the Merger, federal tax treatment, the Northrop Grumman shareholder rights plan, state takeover statutes, public announcements, access to personnel and data, cooperation regarding certain filings with governmental and other agencies and organizations, and obtaining affiliate agreements.

EMPLOYEE BENEFITS

  For a period of two years following the Effective Time (or, in the case of employees covered by collective bargaining agreements, for the period required therein), Lockheed Martin has agreed to provide to persons who are employees of Northrop Grumman or any of its subsidiaries at the Effective Time (the "Northrop Grumman Personnel") employee benefit plans, programs and arrangements which in the aggregate are substantially comparable to those employee benefit plans, programs and arrangements generally provided to the employees of Northrop Grumman or its subsidiaries immediately prior to the Effective Time; provided, however, that subject to the foregoing, Lockheed Martin will not be precluded from amending or terminating any particular plan, program or arrangement.

  Following the Effective Time, Lockheed Martin has agreed to cause the Northrop Grumman Benefit Plans (as defined in the Merger Agreement) to continue to recognize the service credit of the Northrop Grumman Personnel accrued as of the Effective Time under the Northrop Grumman Benefit Plans for purposes of participation, eligibility, vesting of benefits and benefit accrual, subject to the terms of such Northrop Grumman Benefit Plans, and (subject to collective bargaining negotiations for employees covered by collective bargaining agreements) such service credit will also be recognized for purposes of participation, eligibility and vesting under any successor plans.

  In the event of any change in coverage that applies generally to the Northrop Grumman Personnel during the two-year period following the Effective Time under any Northrop Grumman Benefit Plan that provides medical or health benefits, Lockheed Martin has agreed to cause such plan to recognize credit toward satisfying deductible expense requirements, out-of-pocket expense limits and maximum lifetime benefit limits of such Northrop Grumman Personnel or their eligible dependents, and to waive any pre-existing condition, exclusion or limitation, as and to the extent any such matter would previously have been recognized or waived (as the case may be) under the applicable Northrop Grumman Benefit Plan.

  Lockheed Martin has agreed to honor in accordance with their terms and to perform the obligations of Northrop Grumman under certain severance and retention agreements.

  Following the Effective Time, Lockheed Martin has agreed to cause Northrop Grumman Personnel who have previously been granted Northrop Grumman Stock Options to be eligible to participate in the Lockheed Martin stock option plan. At the first meeting of the Compensation Committee of the Lockheed Martin Board of Directors following the Effective Time at which stock options are granted to Lockheed Martin employees generally, Lockheed Martin will cause a recommendation to be made to the Stock Option Subcommittee of the Compensation Committee to grant options under the Lockheed Martin stock option plan to such Northrop Grumman Personnel on a basis that takes into consideration the Northrop Grumman Stock Options previously granted to such Northrop Grumman Personnel. If the Effective Time occurs after the first such meeting of the Compensation Committee, in 1998 or thereafter, Lockheed Martin will present its recommendation for granting Lockheed Martin stock options in accordance with the foregoing at the next regularly scheduled meeting of the Compensation Committee or sooner if schedules and agendas permit.

  Prior to the Effective Time, Northrop Grumman has agreed to cause to be amended certain of the Northrop Grumman Benefit Plans (and/or related funding arrangements) to eliminate all provisions of those plans that would become effective upon a "Change in Control" of Northrop Grumman (or any similar triggering event) in a transaction with Lockheed Martin, as and to the extent such amendments are consistent with requirements of law.

  Prior to the Effective Time, Northrop Grumman may (a) enter into retention agreements with corporate headquarters key employees to be identified and selected by Northrop Grumman after consultation with

Lockheed Martin, provided that the maximum amount payable under all such retention agreements in the aggregate will not exceed $15 million; and (b) adopt a general retention program for corporate headquarters employees; provided that the maximum amount payable under such program in the aggregate will not exceed $18 million; provided further, however, that if the employees are covered by more than one Northrop Grumman retention or severance agreement, plan or program, an offset will be applied to avoid any duplication of benefits.

GOVERNANCE

  Lockheed Martin has agreed to designate for appointment or election to Lockheed Martin's Board of Directors following consummation of the Merger, Kent Kresa, currently the Chairman of the Board, Chief Executive Officer and President of Northrop Grumman, and John E. Robson and Robert A. Lutz, both currently members of the Northrop Grumman Board. Lockheed Martin has also agreed to take all necessary actions to cause Kent Kresa to be elected as a Vice Chairman of Lockheed Martin's Board of Directors following the Merger.

INDEMNIFICATION AND INSURANCE

  Lockheed Martin has agreed (i) that all rights to indemnification for acts or omissions occurring prior to the Effective Time in favor of the current or former directors or officers of Northrop Grumman as provided in the Northrop Grumman Certificate or the Bylaws of Northrop Grumman (the "Northrop Grumman Bylaws") will survive the Merger and will continue in full force and effect in accordance with their terms from the Effective Time of the Merger until the expiration of the applicable statute of limitations with respect to any claims against the current of former directors or officers of Northrop Grumman arising out of such acts or omissions and (ii) to cause Northrop Grumman to indemnify such current and former directors and officers in accordance with such rights of indemnification. For a period of six years after the Effective Time, Lockheed Martin will cause Northrop Grumman to maintain officers' and directors' liability insurance for all persons currently covered under Northrop Grumman's officers' and directors' liability insurance policies, in their capacities as officers and directors, on terms substantially no less advantageous to the covered persons than such existing insurance; provided, however, that Lockheed Martin will not be required in order to maintain or procure such coverage to pay an annual premium in excess of 150% of the current annual premium paid by Northrop Grumman for its existing coverage (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of 150% of the Cap, Lockheed Martin will only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

CONDITIONS

  The respective obligations of Northrop Grumman and Lockheed Martin to consummate the Merger are subject to the fulfillment of each of the following conditions, among others: (a) the Merger Agreement and the transactions contemplated thereby will have been approved by the holders of the issued and outstanding shares of capital stock of Northrop Grumman and the approval of the issuance of Lockheed Martin Common Stock pursuant to the Merger Agreement by the holders of a majority of the outstanding shares of Lockheed Martin Common Stock will have been obtained; (b) the waiting period applicable to the consummation of the Merger under the HSR Act will have expired or been terminated, (c) none of the parties to the Merger Agreement will be subject to any order or injunction which prohibits the consummation of the transactions contemplated by the Merger Agreement; (d) the Registration Statement will have become effective under the Securities Act and no stop order with respect thereto will be in effect, and all material approvals under state securities laws relating to the issuance or trading of the Lockheed Martin Common Stock will have been received; (e) all consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of the Merger Agreement will have been obtained or made (except where the failure to obtain or make any such consent, authorization, order, approval, filing or registration would not have a material adverse effect on the business of Northrop Grumman and Lockheed Martin (and their respective subsidiaries), taken as a whole, following the Effective Time); and (f) the Lockheed Martin Common Stock to be issued to Northrop Grumman Stockholders in connection with the Merger will have been approved for listing on the NYSE, subject only to official notice of issuance.

  The obligations of each of Northrop Grumman and Lockheed Martin to effect the Merger are also subject to the satisfaction of the following conditions, among others: (a) the other party will have performed all obligations required to be performed by it under the Merger Agreement; the representations and warranties of the other party set forth in the Merger Agreement will be true in all material respects as of the Effective Time, except that those representations and warranties which address matters only as of a particular date will have been true and correct as of such date; and the other party will provide a certificate of the President or a Vice President, dated the Closing Date, certifying the above to such effect; (b) each party will have received the opinion of its tax counsel that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (c) each party will have each received a letter from its independent public accountants, dated the Effective Time, in form and substance reasonably satisfactory to it, stating that such accountants concur with management's conclusion that the Merger will qualify as a transaction to be accounted for in accordance with the pooling of interests method of accounting under the requirements of APB No. 16; provided, that if such accountants are not able to deliver such letter due to a transaction of the type currently being considered by Lockheed Martin, which has been described to Northrop Grumman, such letter shall not be a condition to the other party's obligations hereunder (because of the GE Transaction, such letters are no longer a condition to the Merger, see "Business of Lockheed Martin--Recent Developments"); and (d) from the date of the Merger Agreement through the Effective Time, there will not have occurred a material adverse effect with respect to the other party.

TERMINATION

  The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time: (a) before or after the approval by the stockholders of Northrop Grumman and Lockheed Martin, respectively, by the mutual consent of Northrop Grumman and Lockheed Martin; (b) by action of the Board of Directors of either Northrop Grumman or Lockheed Martin if (i) the Merger will not have been consummated by March 31, 1998, provided that the terminating party will not have breached in any material respect its obligations under the Merger Agreement in any manner that will have proximately contributed to the failure to consummate the Merger by March 31, 1998; or (ii) the adoption of the Merger Agreement and the approval of the transactions contemplated thereby by Northrop Grumman's Stockholders will not have been obtained at a meeting duly convened therefor or at any adjournment thereof; or (iii) the approval of the issuance of shares of Lockheed Martin Common Stock pursuant to the Merger Agreement by Lockheed Martin's Stockholders will not have been obtained at a meeting duly convened therefor or at any adjournment thereof; or (iv) if a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission will have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action will have become final and non-appealable, provided that the party seeking to terminate the Merger Agreement pursuant to this clause (iv) will have used all reasonable efforts to remove such injunction, order or decree; (c) by action of the Board of Directors of Northrop Grumman, if (i) in the exercise of its good faith judgment as to its fiduciary duties to its stockholders imposed by law based on the written opinion of outside counsel, the Board of Directors of Northrop Grumman determines that such termination is required by reason of an Alternative Proposal being made for Northrop Grumman; or (ii) there has been a breach by Lockheed Martin or Merger Sub of any representation or warranty contained in the Merger Agreement which has had or will have a material adverse effect on Lockheed Martin and its subsidiaries taken as a whole and is not curable or, if curable, is not cured within thirty (30) days after written notice of such breach; or (iii) there has been a material breach by Lockheed Martin of any covenant or agreement contained in the Merger Agreement which is not curable or, if curable, is not cured within thirty (30) days after written notice of such breach; or (d) by action by the Board of Directors of Lockheed Martin, if (i) the Board of Directors of Northrop Grumman shall have withdrawn or modified in a manner materially adverse to Lockheed Martin its approval or recommendation of the Merger Agreement or the Merger or recommended an Alternative Proposal to Northrop Grumman stockholders; or (ii) there has been a breach by Northrop Grumman of any representation or warranty contained in the Merger Agreement which has had or will have a material adverse effect on Northrop Grumman and its subsidiaries taken as a whole and is not curable or, if curable, is not cured within thirty (30) days after written notice of such breach; or (iii) there has been a material breach by Northrop Grumman of any covenant or agreement contained in the Merger Agreement which is not curable or, if curable, is not cured within thirty (30) days after written notice of such breach. In the event of the termination of the Merger Agreement by Northrop Grumman pursuant to (b) or (c) above, Northrop Grumman's ability to terminate the Merger Agreement is conditioned upon its prior payment of any termination fees payable by it under the Merger Agreement. See "Termination Fees."

TERMINATION FEES

  If the Merger Agreement is (a) terminated by (i) the Board of Directors of either Northrop Grumman or Lockheed Martin as a result of the failure of Northrop Grumman's Stockholders to approve the Merger Agreement and the transactions contemplated thereby at a meeting duly convened therefor or at any adjournment thereof or (ii) the Board of Directors of Lockheed Martin as a result of the withdrawal or modification of Northrop Grumman's Board of Directors' approval or recommendation of the Merger Agreement or the Merger in a manner materially adverse to Lockheed Martin, and (b) prior to such termination, (i) a proposal with respect to a Transaction was made and (ii) within six (6) months after such termination, Northrop Grumman enters into any agreement with respect to a Transaction, or any third party acquires beneficial ownership of 50.1% or more of Northrop Grumman's outstanding shares of voting stock, then within two business days after the execution of such an agreement or the consummation of such acquisition (whichever first occurs), Northrop Grumman will pay Lockheed Martin, by wire transfer of immediately available funds, a fee (the "Termination Fee") of $200 million. If the Merger Agreement is terminated (a) by Northrop Grumman as a result of its Board of Directors determination, in the exercise of its good faith judgment as to fiduciary duties to its stockholders imposed by law based on the written opinion of outside counsel, that such termination is required by reason of an Alternative Proposal, or (b) by Lockheed Martin as a result of Northrop Grumman's Board of Directors' recommendation of an Alternative Proposal to Northrop Grumman Stockholders, then Northrop Grumman will pay Lockheed Martin the Termination Fee, which fee will be payable by wire transfer of same day funds either at the time Northrop Grumman terminates the Merger Agreement or, if Lockheed Martin terminates the Merger Agreement, within two business days after such termination. Northrop Grumman has agreed that if it fails to promptly pay the Termination Fees and, in order to obtain such payment, Lockheed Martin or Merger Sub commences a suit which results in a judgment against Northrop Grumman for the Termination Fee, Northrop Grumman will pay to Lockheed Martin its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the rate of 12% per annum from the date such fee was required to be paid.

EXPENSES

  Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except as otherwise provided in the Merger Agreement. The Merger Agreement provides that the following expenses will be shared equally by Lockheed Martin and Northrop
Grumman: (a) the filing fee in connection with filing the Form S-4 Joint Proxy Statement/Prospectus with the Commission and (b) the expenses incurred in connection with printing and mailing the Joint Proxy Statement/Prospectus.

AMENDMENT

  The Merger Agreement may be amended by the parties hereto, by action taken by their respective Boards of Directors, at any time before or after approval of matters presented in connection with the Merger by the stockholders of Northrop Grumman and Lockheed Martin; but after any such stockholder approval, no amendment will be made which by law requires the further approval of stockholders without obtaining such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties to the Merger Agreement.

                          BUSINESS OF LOCKHEED MARTIN

  Lockheed Martin is a highly diversified global enterprise principally engaged in the conception, research, design, development, manufacture and integration of advanced-technology products and services. Lockheed Martin conducts its principal business through five operating sectors: Space & Strategic Missiles; Electronics; Information & Services; Aeronautics; and Energy & Environment.

  The Space & Strategic Missiles Sector's activities include the design, development, engineering and production of civil, commercial and military space systems, including: spacecraft, space launch vehicles, manned space systems and their supporting ground systems and services; telecommunications systems and services; strategic fleet ballistic missiles; and defensive missiles.

  The Electronics Sector's activities primarily relate to the design, development, engineering and production of high-performance electronic systems for undersea, shipboard, land-based, airborne and space-based applications. Major business elements include: Naval Systems; Missiles and Air Defense; Aerospace Electronics; and Platform Integration. The Naval Systems element serves the global market with major lines of business in surface ship and submarine combat systems, missile launching, anti-submarine warfare, navigation systems, surface ship integration, and displays and processors. The Missiles and Air Defense element produces anti-armor missiles; indirect fire support weapons systems; smart munitions; air defense systems and radar. The Aerospace Electronics element includes electronic warfare; electro-optic and night vision systems; fire control systems; avionics and computers; mission planning systems; airborne reconnaissance systems; flight controls; engine controls for military and commercial aircraft; and commercial satellite electronics. The Platform Integration element encompasses system integration capabilities for both fixed wing and rotary wing aircraft, with specific emphasis in the areas of anti-submarine warfare, reconnaissance and surveillance; special operations and training systems; mail handling automation and recognition systems; and intelligent transportation systems.

  The Information & Services Sector is involved in the development, integration and operation of large, complex information systems; engineering, technical and management services for federal customers; transaction processing systems and services for state and local government agencies; commercial information technology outsourcing; manufacture and distribution of computer peripherals, graphics engines and intranet software; and the provision of internal information technology support to Lockheed Martin.

  The Aeronautics Sector is involved in the design, development, engineering and production of fighter, bomber, special mission, airlift, antisubmarine warfare, reconnaissance, surveillance and high performance aircraft; systems for military operations; aircraft controls and subsystems; and aircraft modification and maintenance and logistics support for military and civilian customers.

  The Energy & Environment Sector is responsible for Lockheed Martin's energy and environmental remediation businesses, including the management of various U.S. Department of Energy ("DOE") activities. Lockheed Martin is the largest management and operations contractor within the DOE's system of laboratories and other facilities and manages, among other facilities, the Sandia National Laboratories, the Idaho National Engineering and Environmental Laboratory and the Oak Ridge National Laboratory.

  In addition to the above activities, Lockheed Martin operates real estate subsidiaries in Florida and Maryland, runs research laboratories and performs other miscellaneous activities.

  Additional information concerning Lockheed Martin is included in the Lockheed Martin Reports incorporated by reference in this Joint Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference" and "Available Information."

  In the event the Merger is not consummated, Lockheed Martin will continue operating its businesses as in the past and will continue to seek strategic alternatives that benefit and create stockholder value for Lockheed Martin. Any existing or future joint projects with Northrop Grumman would be unaffected by the fact that the Merger was not consummated.

RECENT DEVELOPMENTS

  On November 17, 1997, (i) Lockheed Martin contributed to a newly formed corporation, LMT Sub Inc. ("LMT Sub"), certain of its non-core businesses, Lockheed Martin's equity investment in Globalstar Telecommunications, Ltd. with a market value of approximately $240 million as of November 17, 1997, and approximately $1.6 billion in cash (subject to adjustment) in exchange for common and preferred stock of LMT Sub, and thereafter, (ii) Lockheed Martin exchanged all of the capital stock of LMT Sub for the 20 million outstanding shares of Lockheed Martin Series A Preferred Stock (the "Lockheed Martin Preferred Stock") owned by General Electric Company ("GE") and certain subsidiaries of GE (together, the "GE Transaction"). The businesses included in the GE Transaction were Lockheed Martin's thrust reverser business and its Access Graphics subsidiary, which is a leading technical distributor of Unix-based client/server products. The businesses contributed approximately 6% and 5% of Lockheed Martin's net sales during the nine months ended September 30, 1997, and the year ended December 31, 1996, respectively. The cash included in the exchange was initially financed through the issuance by Lockheed Martin of commercial paper. On November 20, 1997, $1.4 billion was refinanced pursuant to a note, due November 17, 2002 and bearing interest at 6.04%, from Lockheed Martin to LMT Sub. The remainder is expected to be refinanced with a note from Lockheed Martin to LMT Sub on substantially similar terms following the determination of any adjustment in connection with the GE Transaction.

  The shares of Lockheed Martin Preferred Stock, which were convertible into approximately 29 million shares of Lockheed Martin Common Stock, are no longer outstanding. The GE Transaction resulted in a reduction, on a pro forma basis, in net earnings of approximately 9% from actual reported net earnings of Lockheed Martin for the nine months ended September 30, 1997. The pro forma financial information included in this Joint Proxy Statement/Prospectus has been prepared to reflect the effect of the GE Transaction. See "Unaudited Pro Forma Combined Condensed Financial Information."

  On January 20, 1998, Lockheed Martin announced its results of operations for the fourth quarter and year ended December 31, 1997, as summarized in the following discussion and the table presented below.

  Fourth-quarter 1997 net sales reached $7.88 billion, a 3% increase over 1996 fourth-quarter net sales of $7.66 billion. For 1997, net sales reached $28.07 billion, a 4% improvement over 1996 net sales of $26.87 billion. Sales comparisons for the fourth quarter and 1997 reflect divestiture of non-core businesses, and the 1997 results include twelve months of net sales from Lockheed Martin's April 1996 combination with Loral, versus only nine months in 1996. Lockheed Martin's backlog also reflects the impact of divestitures and stood at $47.1 billion at year-end 1997, compared with $50.4 billion at the end of 1996.

  Net earnings for the fourth quarter of 1997, which include the effects of certain nonrecurring and unusual items as described below, decreased 20% to $371 million, compared with $465 million for the same 1996 period. Net earnings for 1997 decreased 3% to $1.30 billion compared with $1.35 billion for 1996.

  The nonrecurring and unusual items included in net earnings for the fourth quarter of 1997 were a tax-free gain of $311 million following the GE Transaction, and after-tax charges of $303 million which were identified in connection with Lockheed Martin's review of non-strategic lines of business, and non-core investments and certain other assets.

  Net earnings for the fourth quarter of 1996 included a net after-tax gain of $351 million resulting principally from the exchange of shares of Martin Marietta Materials common stock owned by Lockheed Martin for shares of Lockheed Martin Common Stock, and after-tax charges of $209 million resulting from the financial impacts of a conservative corporate strategy regarding Lockheed Martin's environmental remediation business and other corporate actions.

  All earnings per share amounts have been computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." Prior year amounts computed under the new standard do not differ significantly from amounts computed under previous guidance. For the sole purpose of calculating 1997 earnings per share under the Commission's guidelines, the excess fair value of assets transferred to GE over the carrying value of the Lockheed Martin Preferred Stock--approximately $1.8 billion--is required to be deducted from net earnings to determine net earnings available to common stockholders. As disclosed in the summary financial data below, this deduction has a significant impact on the earnings per share calculation, but does not impact reported 1997 earnings. As noted in the table below, earnings (loss) per share, assuming no dilution, for the fourth quarter of 1997 reflects a loss of $7.84 per share compared to earnings of $2.41 per share for the same 1996 period. Comparable amounts for the entire year reflect a loss of $3.12 per share for 1997 compared to earnings per share of $6.80 for 1996. Comparable amounts assuming full dilution for the 1997 periods are not displayed as such amounts are antidilutive in comparison to the amounts disclosed assuming no dilution.

  Excluding the effects of the nonrecurring and unusual items noted above, net earnings for the fourth quarter of 1997 would have increased 12% to $363 million, compared with $323 million for the same 1996 period. For the entire year, excluding the effects of the nonrecurring and unusual items noted above, net earnings for 1997 would have increased 7% to $1.29 billion compared with $1.20 billion for 1996.

  Excluding the effects of the nonrecurring and unusual items noted above, earnings per share, assuming dilution, for the fourth quarter of 1997 would have increased by 20% to $1.79, compared with $1.49 per share in the same 1996 period. For the entire year, excluding the effects of nonrecurring and unusual items noted above, earnings per share, assuming dilution, would have increased 11% to $6.05 for 1997 as compared to $5.44 for 1996.

  The following table summarizes Lockheed Martin's results of operations including the effects of the nonrecurring and unusual items discussed above (in millions, except for per share data):

                                                QUARTER ENDED    YEAR ENDED
                                                DECEMBER 31,    DECEMBER 31,
                                                -------------- ----------------
                                                 1997    1996   1997     1996
                                                ------  ------ -------  -------
Net sales...................................... $7,878  $7,662 $28,069  $26,875
Net earnings................................... $  371  $  465 $ 1,300  $ 1,347
Earnings per share, assuming no dilution:
 Earnings before redemption of preferred
 stock......................................... $ 1.95  $ 2.41 $  6.73  $  6.80
 Redemption of Series A preferred stock........  (9.79)    --    (9.85)     --
                                                ------  ------ -------  -------
 Net (loss) earnings per common share.......... $(7.84) $ 2.41 $ (3.12) $  6.80
                                                ======  ====== =======  =======
Earnings per share, assuming full dilution:
 Earnings before redemption of preferred
 stock......................................... $ 1.83  $ 2.14 $  6.09  $  6.09
 Redemption of Series A preferred stock........  (8.99)    --    (8.55)     --
                                                ------  ------ -------  -------
 Net (loss) earnings per common share..........      *  $ 2.14       *  $  6.09
                                                ======  ====== =======  =======

--------
* Antidilutive

                         BUSINESS OF NORTHROP GRUMMAN

  Northrop Grumman operates principally in the electronics, aircraft and information technology segments of the defense industry. Northrop Grumman is a leading designer, systems integrator and manufacturer of military surveillance and combat aircraft, defense electronics and systems, airspace management systems, information systems, marine systems, precision weapons, space systems, and commercial and military aerostructures.

  Major electronics programs include the Joint Surveillance Target Attack Radar System (Joint STARS), a powerful airborne surveillance and target acquisition system for which Northrop Grumman is the prime contractor. Northrop Grumman also is prime contractor for the U.S. Navy's E-2C Hawkeye, an early warning and control aircraft, and the Navy's EA-6B Prowler, an electronic warfare aircraft. Another major electronics area is airborne radar, including fire-control radars for F-16 and F-22 fighters, B-1B bombers and AH-64D Apache helicopters, and the surveillance radar for the Air Force's Airborne Warning and Control System (AWACS). Other defense electronics programs are BAT, an acoustically self-guided antiarmor submunition for the Army; space-based sensor systems, and airborne electronic countermeasures, which protect pilots and aircraft by disrupting enemy radar and hostile weapons systems. Northrop Grumman is a leader in airspace management systems and has produced more than 400 civilian air traffic control systems for surveillance of airborne and airport surface traffic in 12 countries.

  Northrop Grumman's principal aircraft programs include the Air Force's B-2 stealth bomber, a long-range, strategic bomber that can penetrate sophisticated air defenses. Northrop Grumman is prime contractor for the B-2 program. Other aircraft programs are the Navy F/A-18 Hornet strike fighter and the Joint Strike Fighter. For the F/A-18, Northrop Grumman produces the center and aft fuselage, vertical tails and all associated subsystems as principal subcontractor to Boeing. On the Joint Strike Fighter program, Northrop Grumman is a member of the Lockheed Martin team working under one of two concept demonstration contracts awarded in 1996. The winner of this phase of the competition will proceed to engineering and manufacturing development beginning in early 2001. Approximately 3,000 Joint Strike Fighters are planned for the U.S. Air Force, Navy and Marine Corps, as well as the British Royal Navy.

  As a leading supplier of commercial aerostructures, Northrop Grumman produces fuselage sections, tail sections, doors, control surfaces, nacelles and thrust reversers for a variety of aircraft, including the Boeing 737, 747, 757, 767 and 777 airliners, and the Gulfstream IV and V business jets. Northrop Grumman also produces aerostructure components and thrust reversers for the Air Force's C-17 military transport as a major subcontractor to Boeing. In connection with the GE Transaction, Lockheed Martin has granted GE an option to acquire the Northrop Grumman thrust reverser business following the Merger.

  As described below, in August 1997, Northrop Grumman completed a merger with Logicon, a leading defense information technology company. Logicon, which operates as a Northrop Grumman subsidiary, provides military and commercial information systems and services for defense, civil and industrial customers. Its core markets include Command, Control, Communications and Intelligence (C/3/I); information technology; training and simulation; battle management and mission planning.

  In addition, Northrop Grumman designs, develops, operates and supports computer systems for scientific and management information. It provides systems integration and related information services for Federal, state and local government agencies and private industry. Northrop Grumman also provides military base support functions and aircraft maintenance at a number of U.S. Government facilities.

  It is contemplated that in the event the Merger is not consummated, Northrop Grumman will conduct its business consistent with its past practice as it had prior to initiation of discussions with Lockheed Martin concerning the Merger. Joint venture projects with Lockheed Martin would continue to operate consistent with past practice.

  Additional information concerning Northrop Grumman is included in the Northrop Grumman Reports incorporated by reference in this Joint Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference" and "Available Information."

RECENT DEVELOPMENTS

  Logicon. On August 1, 1997, Northrop Grumman consummated the stock-for-stock merger of Logicon with and into NG Acquisition, Inc., a wholly-owned subsidiary of Northrop Grumman, pursuant to which Logicon became a wholly-owned subsidiary of Northrop Grumman. Up to 8,991,800 shares of Northrop Grumman Common Stock were issuable in connection with the consummation of the merger or subsequent exercise of employee stock options. Logicon provides advanced technology systems and services to support national security, civil and industrial needs. Logicon recorded $563 million in revenues, $33 million in net income and $2.29 in earnings per common share and paid $.23 in cash dividends per common share for its fiscal year ended March 31, 1997. The merger was accounted for using the pooling of interests method of accounting, and was intended to qualify as a tax-free reorganization under the Code. Subsequently, Northrop Grumman filed a Current Report on Form 8-K to restate its combined financial statements.

  Supplemental Executive Retirement Plan. On July 2, 1997, the Northrop Grumman Board adopted the Northrop Grumman Supplemental Executive Retirement Plan (the "SERP"), which had been under consideration since 1995. The SERP is applicable to elected officers who report directly to the Chief Executive Officer of Northrop Grumman (which group currently consists of ten of the fifteen elected executive officers of Northrop Grumman). The SERP provides to each participant a pension accrual of 1.667% of final average pay for each year or portion thereof that the participant has served as an elected officer reporting to the Chief Executive Officer. This provides a pension accrual to the elected officer for the period that he has served as such, in addition to the regular pension benefits payable from Northrop Grumman's tax qualified and supplemental retirement plans on the basis of all creditable years of service. Assuming that the current group of SERP participants were to retire from Northrop Grumman as of January 1, 1998 (or in the case of Richard B. Waugh, Jr., were to terminate employment as of January 1, 1998 and commence benefits as of September 1, 1998 and in the case of John E. Harrison, to terminate employment as of September 1, 1998 and commence benefits September 1, 2000, the earliest date at which benefits could commence) and elected a fifty percent joint and survivor retirement annuity, the amount of annual retirement benefits for the named executive officers would consist of the following approximate amounts: Richard B. Waugh, Jr. ($42,118, starting September 1,
1998); James G. Roche ($46,529); John E. Harrison ($32,753, starting September 1, 2000); and Richard R. Molleur ($68,524). In addition, if the other six elected executive officers who participate in the SERP were to retire as of January 1, 1998 or were to terminate employment January 1, 1998 and commence benefits at their earliest retirement date, and elected a fifty percent joint and survivor retirement annuity, the highest amount of annual retirement benefits from the SERP for such other six elected executive officers, in the aggregate, would be $144,401.

  Operating Results. On January 21, 1998, Northrop Grumman announced its results of operations for the fourth quarter and year ended December 31, 1997, as summarized below:

                                            QUARTER ENDED        YEAR ENDED
                                            DECEMBER 31,        DECEMBER 31,
                                         ------------------- -------------------
                                           1997      1998      1997      1998
                                         --------- --------- --------- ---------
                                          (IN MILLIONS, EXCEPT PER SHARE DATA)
Net Sales...............................    $2,510    $2,413    $9,153    $8,607
Net Income.............................. $     117 $      24 $     407 $     264
Earnings per share:
  Basic................................. $    1.75 $    0.38 $    6.10 $    4.22
  Diluted............................... $    1.71 $    0.38 $    5.98 $    4.15

                                  MARKET DATA

  Lockheed Martin Common Stock is listed on the NYSE (symbol "LMT"). Northrop Grumman Common Stock is listed on the NYSE and the Pacific Stock Exchange (symbol "NOC"). The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share reported on the NYSE Composite Tape and the dividends declared on Lockheed Martin Common Stock and on Northrop Grumman Common Stock.

                               LOCKHEED MARTIN              NORTHROP GRUMMAN
                                 COMMON STOCK                 COMMON STOCK
                         ---------------------------- ------------------------------
                           HIGH      LOW    DIVIDENDS   HIGH      LOW      DIVIDENDS
                         --------- -------- --------- --------- --------   ---------
1995:
  First Quarter*........ $ 54 3/8   $50 1/4   $ --    $ 49 3/4  $ 39 3/4     $0.40
  Second Quarter........   64 7/8    50        0.35     54        47          0.40
  Third Quarter.........   68 1/8    59 3/8    0.35     62 5/8    51 7/8      0.40
  Fourth Quarter........   79 1/2    63        0.35     64 1/4    56          0.40
1996:
  First Quarter.........   80 7/8    73 1/8    0.40     67 3/8    58 3/8      0.40
  Second Quarter........   86 3/4    73        0.40     69 1/4    57 3/4      0.40
  Third Quarter.........   91 3/4    76 1/4    0.40     80 1/4    63 3/4      0.40
  Fourth Quarter........   96 5/8    85 1/4    0.40     84 1/4    76 3/8      0.40
1997:
  First Quarter.........   92 7/8    82        0.40     82 5/8    71 3/8      0.40
  Second Quarter........  105 1/4    78 1/4    0.40     89 3/4    71 7/8      0.40
  Third Quarter.........  113 7/16   98 3/8    0.40    127 7/8    87 1/2      0.40
  Fourth Quarter........  108 7/16   88 1/8    0.40    123 3/16  100 7/8      0.40
1998:
  First Quarter
   (through January 9,
   1998)................  104 1/8    98         --     122 1/2   114 15/16     --

--------
* The combination of the businesses of Lockheed Corporation and Martin Marietta Corporation was consummated on March 15, 1995 and trading of Lockheed Martin Common Stock was commenced on March 16, 1995.

  The last reported sales prices per share of Lockheed Martin Common Stock and Northrop Grumman Common Stock on July 2, 1997, the last trading day preceding public announcement of the Merger, were $104 and $88 7/8, respectively. Based on such closing sale price of Lockheed Martin Common Stock, the market value of 1.1923 shares of Lockheed Martin Common Stock was $124. On January 9, 1998, the closing sale price per share of Lockheed Martin Common Stock was $99 7/8 and the closing sale price per share of Northrop Grumman Common Stock was $117 3/8. Based on such closing sale price of Lockheed Martin Common Stock, the market value of 1.1923 shares of Lockheed Martin Common Stock was $119.08.

  Because the Exchange Ratio is fixed and because the market price of Lockheed Martin Common Stock is subject to fluctuation, the market value of the shares of Lockheed Martin Common Stock that holders of Northrop Grumman Common Stock will receive in the Merger may increase or decrease prior to and following the Merger. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR LOCKHEED MARTIN COMMON STOCK AND NORTHROP GRUMMAN COMMON STOCK.

           LOCKHEED MARTIN SELECTED HISTORICAL FINANCIAL INFORMATION

  The selected historical financial information of Lockheed Martin for the years 1996, 1995 and 1994, presented below, with the exception of the balance sheet data for 1994, has been derived from the audited consolidated financial statements of Lockheed Martin incorporated by reference in this Joint Proxy Statement/Prospectus. The historical balance sheet data for 1994 and the selected financial information presented below for 1993 and 1992, with the exception of the balance sheet data for 1992, has been derived from audited consolidated financial statements previously filed with the Commission but not incorporated by reference in this Joint Proxy Statement/Prospectus. The historical balance sheet data for 1992 has been derived from unaudited consolidated financial information previously filed with the Commission but not incorporated by reference in this Joint Proxy Statement/Prospectus. Selected historical financial data for the nine month periods ended September 30, 1997 and 1996 have been derived from unaudited consolidated financial statements filed with the Commission and incorporated by reference in this Joint Proxy Statement/Prospectus and, in the opinion of Lockheed Martin's management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations and financial position for each of the interim periods presented. Results for the nine months ended September 30, 1997 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. The information shown below should be read in conjunction with the historical consolidated financial statements of Lockheed Martin, including the related notes thereto, which are incorporated by reference in this Joint Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference."

                             AT OR FOR
                            NINE MONTHS
                               ENDED
                           SEPTEMBER 30,      AT OR FOR YEAR ENDED DECEMBER 31,
                          --------------- ------------------------------------------
                           1997   1996(1) 1996(1)(2) 1995(3) 1994(4) 1993(5) 1992(6)
                          ------- ------- ---------- ------- ------- ------- -------
                                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales...............  $20,191 $19,213  $26,875   $22,853 $22,906 $22,397 $16,030
Earnings before
 cumulative effect of
 changes in accounting..      929     882    1,347       682   1,055     829     649
Net earnings (loss).....      929     882    1,347       682   1,018     829    (361)
Net earnings (loss) per
 common share:
 Assuming no dilution:
 Before cumulative
  effect of changes in
  accounting............     4.78    4.40     6.80      3.28    5.32    3.99    3.31
 Net earnings (loss)....     4.78    4.40     6.80      3.28    5.12    3.99   (1.84)
 Assuming full dilution:
 Before cumulative
  effect of changes in
  accounting............     4.25    3.93     6.04      3.05    4.83    3.75    3.31
 Net earnings (loss)....     4.25    3.93     6.04      3.05    4.66    3.75   (1.84)
Cash dividends per
 common share...........     1.20    1.20     1.60      1.34    1.14    1.09    1.04
BALANCE SHEET DATA:
Total assets............   29,577  30,269   29,257    17,558  17,979  17,082  10,827
Short-term borrowings...    1,012     787    1,110       --      --      --      --
Long-term debt
 (including current
 maturities)............   10,235  11,252   10,368     3,732   3,879   4,372   2,130
Stockholders' equity....    7,654   7,189    6,856     6,433   6,086   5,201   3,482

-------
(1) Amounts displayed for 1996 include the effects of the business combination with Loral Corporation from April 1, 1996.
(2) Net earnings for 1996 included a nonrecurring gain from divestitures of $351 million, or $1.58 per common share assuming full dilution, offset by nonrecurring charges totaling $209 million, or $.94 per common share assuming full dilution, related to Lockheed Martin's strategy for its environmental remediation business and other corporate actions to improve efficiency, increase competitiveness and focus on core businesses.
(3) Net earnings for 1995 included charges totaling $436 million, or $1.96 per common share assuming full dilution, for merger related and consolidation expenses related to the formation of Lockheed Martin.
(4) Amounts displayed for 1994 reflect the acquisition of the Space Systems Division of GD effective May 1, 1994. In addition, net earnings for 1994 included nonrecurring gains of $100 million, or $.46 per common share assuming full dilution, related to an initial public offering of a portion of the common stock of a subsidiary and an acquisition termination fee, and also included a cumulative effect adjustment related to Lockheed Martin's change in the method of accounting for its Employee Stock Ownership Plan.
(5) Amounts displayed for 1993 reflect the acquisitions of the GD Fort Worth Division effective February 28, 1993 and the aerospace businesses of General Electric Company effective April 2, 1993.
(6) The net loss for 1992 included the cumulative effect of accounting changes relative to the adoption of SFAS No. 106, Employers' Accounting for Post-Retirement Benefits Other than Pensions, and SFAS No. 112, Employers' Accounting for Post-Employment Benefits.

          NORTHROP GRUMMAN SELECTED HISTORICAL FINANCIAL INFORMATION

  The selected historical financial information of Northrop Grumman for the years 1996, 1995 and 1994, presented below, with the exception of the balance sheet data for 1994, has been derived from the audited consolidated financial statements of Northrop Grumman included in its Form 8-K pertaining to its merger with Logicon effective August 1, 1997, previously filed with the Commission and incorporated by reference in this Joint Proxy Statement/Prospectus. The historical balance sheet data for 1994, and the selected financial information presented below for 1993 and 1992, are unaudited and have been derived by combining data extracted from the audited consolidated financial statements of Northrop Grumman and Logicon, which were previously filed separately with the Commission and which have not been incorporated by reference into this Joint Proxy Statement/Prospectus. Northrop Grumman's merger with Logicon was accounted for based on the pooling of interests method of accounting. Selected historical financial information for the nine month periods ended September 30, 1997 and 1996 have been derived from unaudited consolidated financial statements filed with the Commission and incorporated by reference in this Joint Proxy Statement/Prospectus and, in the opinion of Northrop Grumman's management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations and financial position for each of the interim periods presented. Results for the nine months ended September 30, 1997 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. The information shown below should be read in conjunction with the historical consolidated financial statements of Northrop Grumman, including the related notes thereto, which are incorporated by reference in this Joint Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference."

                           AT OR FOR
                          NINE MONTHS
                             ENDED
                         SEPTEMBER 30,     AT OR FOR YEAR ENDED DECEMBER 31,
                         -------------- ---------------------------------------
                          1997  1996(1) 1996(1)(2)  1995  1994(3)  1993   1992
                         ------ ------- ---------- ------ ------- ------ ------
                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales............... $6,643 $6,194    $8,607   $7,272 $7,025  $5,385 $5,870
Net income..............    290    240       264      277     53     116    136
Earnings per share......   4.35   3.90      4.22     4.79    .92    2.04   2.42
Cash dividends per
 common share...........   1.20   1.20      1.60     1.60   1.60    1.60   1.60
BALANCE SHEET DATA:
Total assets............  9,778  9,709     9,645    5,642  6,192   3,063  3,275
Short-term debt.........    168    245       228       65    171     --     100
Long-term debt
 (including current
 maturities)............  3,020  3,289     3,150    1,307  1,763     160    410
Stockholders' equity....  2,503  2,258     2,282    1,586  1,391   1,420  1,335

--------
(1) Amounts displayed for 1996 reflect the acquisition of the defense and electronics systems business of Westinghouse Electric Corporation effective March 1, 1996.
(2) Net income for 1996 included a charge of $58 million, or $.93 per share, related to the closure of four plants.
(3) Amounts displayed for 1994 reflect the acquisition of Grumman Corporation effective April 1, 1994. Net income for 1994 included a charge of $183 million, or $3.18 per share, related to an early retirement incentive program.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

  The following unaudited pro forma combined condensed financial statements are based upon Lockheed Martin's and Northrop Grumman's historical consolidated financial statements incorporated by reference in this Joint Proxy Statement/Prospectus, and have been prepared to reflect the GE Transaction, and the proposed Merger based on the purchase method of accounting. For a description of the GE Transaction, see "Business of Lockheed Martin--Recent Developments." For a description of purchase accounting with respect to the proposed Merger, see "The Merger--Accounting Treatment." The unaudited pro forma combined condensed statements of earnings, which have been prepared for the nine month period ended September 30, 1997 and for the year ended December 31, 1996, give effect to the GE Transaction and the Merger as if they had occurred at the beginning of the earliest period presented. The unaudited pro forma combined condensed balance sheet has been prepared as of September 30, 1997, and gives effect to the GE Transaction and the Merger as if they had occurred on that date. The unaudited pro forma adjustments described in the accompanying notes are based upon preliminary estimates and certain assumptions that management of Lockheed Martin and management of Northrop Grumman believe are reasonable in such circumstances. Based on information currently available, management believes that no material adjustments will occur to the pro forma financial statements.

  The unaudited pro forma combined condensed financial statements are not necessarily indicative of actual or future financial position or results of operations that would have occurred or will occur upon consummation of the GE Transaction and the Merger. These statements do not include the effects of any estimated transition or restructuring costs which may be incurred in connection with integrating the operations of Northrop Grumman into Lockheed Martin. It is not feasible at this time to estimate these costs. Additionally, the unaudited pro forma combined condensed statements of earnings do not reflect any net cost savings or economies of scale that management believes would have occurred had the Merger been consummated at the beginning of the respective periods.

  The unaudited pro forma combined condensed financial statements are based upon and should be read in conjunction with the historical consolidated financial statements of Lockheed Martin and Northrop Grumman, including the respective notes thereto, which are incorporated by reference in this Joint Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference."

          UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS

                                     FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                         -----------------------------------------------------------------------
                                      PRO FORMA                            PRO FORMA
                         HISTORICAL ADJUSTMENTS -   PRO FORMA HISTORICAL ADJUSTMENTS -
                          LOCKHEED       GE         LOCKHEED   NORTHROP     MERGER     PRO FORMA
                           MARTIN    TRANSACTION     MARTIN    GRUMMAN    TRANSACTION  COMBINED
                         ---------- -------------   --------- ---------- ------------- ---------
                                         (IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales...............  $20,191      $(1,249)(aa)  $18,942    $6,643       $(382)(a)  $25,203
Cost of sales...........   18,221       (1,205)(aa)   17,016     6,009        (382)(a)
                                                                               177 (b)   22,820
                          -------      -------       -------    ------       -----      -------
Earnings from
 operations.............    1,970          (44)        1,926       634        (177)       2,383
Other income and
 expenses, net..........      143          (10)(aa)      133        30         --           163
                          -------      -------       -------    ------       -----      -------
                            2,113          (54)        2,059       664        (177)       2,546
Interest expense........      615           72 (bb)      687       197          (5)(c)      879
                          -------      -------       -------    ------       -----      -------
Earnings before income
 taxes..................    1,498         (126)        1,372       467        (172)       1,667
Taxes on income.........      569          (44)(cc)      525       177         (37)(d)      665
                          -------      -------       -------    ------       -----      -------
Net Earnings............  $   929      $   (82)      $   847    $  290       $(135)     $ 1,002
                          =======      =======       =======    ======       =====      =======
Earnings per common
 share:
 Assuming no dilution:
  Weighted average
   shares...............    184.9                                                         265.9
  Earnings per share....    $4.78                                                         $3.77
 Assuming full dilution:
  Weighted average
   shares...............    218.7                                                           N/A
  Earnings per share....    $4.25                                                           N/A


   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

          UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS

                                         FOR THE YEAR ENDED DECEMBER 31, 1996
                         -----------------------------------------------------------------------
                                      PRO FORMA                            PRO FORMA
                         HISTORICAL ADJUSTMENTS -   PRO FORMA HISTORICAL ADJUSTMENTS -
                          LOCKHEED       GE         LOCKHEED   NORTHROP     MERGER     PRO FORMA
                           MARTIN    TRANSACTION     MARTIN    GRUMMAN    TRANSACTION  COMBINED
                         ---------- -------------   --------- ---------- ------------- ---------
                                         (IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales...............  $26,875      $(1,228)(aa)  $25,647    $8,607       $(579)(a)  $33,675
Cost of sales...........   24,594       (1,188)(aa)   23,406     7,904        (579)(a)
                                                                               177 (b)   30,908
                          -------      -------       -------    ------       -----      -------
Earnings from
 operations.............    2,281          (40)        2,241       703        (177)       2,767
Other income and
 expenses, net..........      452           (6)(aa)      446        (1)        --           445
                          -------      -------       -------    ------       -----      -------
                            2,733          (46)        2,687       702        (177)       3,212
Interest expense........      700           97 (bb)      797       270          (7)(c)    1,060
                          -------      -------       -------    ------       -----      -------
Earnings before income
 taxes..................    2,033         (143)        1,890       432        (170)       2,152
Taxes on income.........      686          (50)(cc)      636       168         (25)(d)      779
                          -------      -------       -------    ------       -----      -------
Net Earnings............  $ 1,347      $   (93)      $ 1,254    $  264       $(145)     $ 1,373
                          =======      =======       =======    ======       =====      =======
Earnings per common
 share:
 Assuming no dilution:
  Weighted average
   shares...............    189.1                                                         270.1
  Earnings per share....    $6.80                                                         $5.08
 Assuming full dilution:
  Weighted average
   shares...............    223.0                                                           N/A
  Earnings per share....    $6.04                                                           N/A


   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                                                         AS OF SEPTEMBER 30, 1997
                          ------------------------------------------------------------------------------------------
                                       PRO FORMA                                              PRO FORMA
                          HISTORICAL ADJUSTMENTS -   PRO FORMA HISTORICAL      MERGER       ADJUSTMENTS -
                           LOCKHEED       GE         LOCKHEED   NORTHROP       RELATED         MERGER      PRO FORMA
                            MARTIN    TRANSACTION     MARTIN    GRUMMAN   RECLASSIFICATIONS  TRANSACTION   COMBINED
                          ---------- -------------   --------- ---------- ----------------- -------------  ---------
                                                               (IN MILLIONS)
ASSETS
Current assets:
 Cash and cash
  equivalents...........   $   110      $   (22)(dd)  $    88    $   48        $  --           $  --        $   136
 Receivables............     5,119         (376)(dd)    4,743     1,574           --              --          6,317
 Inventories............     4,104         (440)(dd)    3,664     1,315           --              --          4,979
 Other current assets...     1,467          (13)(dd)    1,454       156          (568)            --          1,042
                           -------      -------       -------    ------        ------          ------       -------
 Total current assets...    10,800         (851)        9,949     3,093          (568)            --         12,474
Property, plant and
 equipment..............     3,610          (34)(dd)    3,576     1,380           --               50 (e)     5,006
Intangible assets
 related to contracts
 and programs acquired..     1,598          --          1,598       919           --            1,185 (e)     3,702
Cost in excess of net
 assets acquired........     9,962          (12)(dd)    9,950     3,444           --            3,869 (e)    17,263
Prepaid pension costs...       --           --            --        392           704           2,059 (e)     3,155
Other assets............     3,607         (135)(dd)    3,472       550        (1,075)            --          2,947
                           -------      -------       -------    ------        ------          ------       -------
                           $29,577      $(1,032)      $28,545    $9,778        $ (939)         $7,163       $44,547
                           =======      =======       =======    ======        ======          ======       =======
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities:
 Customer advances and
  amounts in excess of
  costs incurred........   $ 3,347      $   --        $ 3,347    $  289        $  --           $  --        $ 3,636
 Short-term borrowings..     1,012          --          1,012       168           --              --          1,180
 Current maturities of
  long-term debt........       847          --            847       200           --              --          1,047
 Other current
  liabilities...........     4,220         (194)(dd)    4,026     2,013          (568)            146 (f)     5,617
                           -------      -------       -------    ------        ------          ------       -------
 Total current
  liabilities...........     9,426         (194)        9,232     2,670          (568)            146        11,480
Long-term debt..........     9,388        1,600 (ee)   10,988     2,820           --              139 (e)    13,947
Post-retirement benefit
 liabilities............     1,963          (10)(dd)    1,953     1,671           --             (189)(e)     3,435
Other liabilities.......     1,146           (6)(dd)    1,140       114          (371)          1,301 (e)     2,184
Stockholders' equity:
 Series A preferred
  stock.................     1,000       (1,000)(ff)      --        --            --              --            --
 Common stock...........       194          --            194       789           --             (708)(g)       275
 Additional paid-in
  capital...............       202         (202)(ff)      --        --            --            8,188 (g)     8,188
 Retained earnings......     6,482       (1,220)(ff)    5,262     1,714           --           (1,714)(g)     5,262
 Unearned ESOP shares...      (224)         --           (224)      --            --              --           (224)
                           -------      -------       -------    ------        ------          ------       -------
 Total stockholders'
  equity................     7,654       (2,422)        5,232     2,503           --            5,766        13,501
                           -------      -------       -------    ------        ------          ------       -------
                           $29,577      $(1,032)      $28,545    $9,778        $ (939)         $7,163       $44,547
                           =======      =======       =======    ======        ======          ======       =======

   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                         NOTES TO UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  The unaudited pro forma combined condensed financial statements are based upon Lockheed Martin's and Northrop Grumman's historical consolidated financial statements, and have been prepared to reflect the GE Transaction, and the proposed Merger based on the purchase method of accounting. The unaudited pro forma combined condensed statements of earnings, which have been prepared for the nine-month period ended September 30, 1997, and for the year ended December 31, 1996, give effect to the GE Transaction and the Merger as if they had occurred at the beginning of the respective periods. The unaudited pro forma combined condensed balance sheet has been prepared as of September 30, 1997, and gives effect to the GE Transaction and the Merger as if they had occurred on that date. The unaudited pro forma adjustments are based upon preliminary estimates and certain assumptions that management of Lockheed Martin and management of Northrop Grumman believe are reasonable in such circumstances. Based on information currently available, management believes that no material adjustments will occur to the pro forma financial statements.

  The unaudited pro forma combined condensed financial statements are not necessarily indicative of actual or future financial position or results of operations that would have occurred or will occur upon consummation of the GE Transaction and the Merger. The unaudited pro forma combined condensed financial statements are based upon and should be read in conjunction with the historical consolidated financial statements of Lockheed Martin and Northrop Grumman, and the respective notes thereto, which are incorporated by reference in this Joint Proxy Statement/Prospectus.

2. THE GE TRANSACTION

 A. Description of the GE Transaction

  On November 3, 1997, Lockheed Martin announced a definitive agreement with GE under which Lockheed Martin would exchange the stock of a newly formed subsidiary, LMT Sub, for all of the Lockheed Martin Preferred Stock held by GE and certain subsidiaries of GE. The Lockheed Martin Preferred Stock, which was issued to GE in connection with the acquisition of GE's aerospace businesses in 1993, was convertible into approximately 29 million shares of Lockheed Martin Common Stock with a market value of approximately $2.8 billion at the date of the announcement of the GE Transaction.

  In accordance with the agreement, on November 17, 1997, Lockheed Martin exchanged all of the outstanding capital stock of LMT Sub, which was composed of two non-core commercial business units, Lockheed Martin's investment in a telecommunications partnership, and approximately $1.6 billion in cash (subject to adjustment), for all of the outstanding Lockheed Martin Preferred Stock held by GE and certain subsidiaries of GE. The cash included in the exchange was initially financed through the issuance of commercial paper. On November 20, 1997, $1.4 billion was refinanced pursuant to a note, due November 17, 2002 and bearing interest at 6.04%, from Lockheed Martin to LMT Sub. The remainder is expected to be refinanced with a note from Lockheed Martin to LMT Sub on substantially similar terms following the determination of any adjustment in connection with the GE Transaction.

  The transaction was accounted for at fair value, and resulted in recognition of a tax-free gain in excess of $300 million. Due to the nonrecurring nature of this gain, no effect has been provided related to the gain in the unaudited pro forma combined condensed statements of earnings. Further, due to the nonrecurring nature of the transaction, the excess of the fair value of the consideration transferred to GE (approximately $2.8 billion) over the carrying value of the Lockheed Martin Preferred Stock ($1.0 billion) has not been deducted from the 1996 Pro Forma Lockheed Martin net earnings in determining earnings per common share. The effect of such a deduction would be to decrease 1996 earnings per common share assuming no dilution by $9.52, and to decrease earnings per common share assuming full dilution by $9.27.

 B. Pro Forma Adjustments

  The following adjustments are provided to reflect the GE Transaction on a pro forma basis:

(aa) To remove the sales, cost of sales, and other income and expenses, net, of the business units divested as part of the transaction.

(bb) To record interest expense, using an estimated interest rate of 6.04%, resulting from the issuance of an estimated $1.6 billion in long-term debt obligations, $1.4 billion of which has already been issued.

(cc) To record the federal income tax effect, using the 35% statutory rate, related to the net pro forma adjustments.

(dd) To remove the assets and liabilities of the business units and Lockheed Martin's investment in a telecommunications partnership divested as part of the transaction.

(ee) To record the issuance of long-term debt obligations to finance a portion of the transaction.

(ff) To record the retirement of the Lockheed Martin Preferred Stock at fair value. Retained earnings has also been adjusted to reflect the estimated tax-free gain of approximately $300 million related to the transaction.

  After giving effect to the above adjustments, earnings per common share related to the Pro Forma Lockheed Martin financial data have been calculated at $4.58 assuming no dilution and $4.46 assuming full dilution for the nine months ended September 30, 1997, and at $6.63 assuming no dilution and $6.46 assuming full dilution for the year ended December 31, 1996.

3. THE MERGER

 A. Purchase Price

  As described in the Merger Agreement, each outstanding share of Northrop Grumman Common Stock will be converted into the right to receive 1.1923 shares of Lockheed Martin Common Stock. This exchange ratio was used in the computation of the purchase price as follows (in millions):

   Exchange of common shares (67.9932 million shares of Northrop Grumman
    Common Stock
    at the conversion ratio of 1.1923 shares of Lockheed Martin Common
    Stock
    at an assumed fair value of $102 per share).........................  $8,269
   Estimated tax liability related to Northrop Grumman restricted
    shares..............................................................      46
   Estimated transaction costs..........................................     100
                                                                          ------
   Total purchase price.................................................  $8,415
                                                                          ======

 B. Pro Forma Adjustments

  The following adjustments are provided to reflect the Merger on a pro forma basis:

(a) To eliminate sales and cost of sales between Lockheed Martin and Northrop Grumman. No adjustments have been made to eliminate the related intercompany profit in ending inventories and the net intercompany receivables and payables at September 30, 1997, as such amounts are not considered material.

(b) To eliminate Northrop Grumman's historical depreciation and amortization expense, and to record the depreciation and amortization expense resulting from the purchase price allocation, the increase in pension expense related to the fair value adjustment to prepaid pension costs, and the effects of state income taxes related to the net pro forma adjustments, as follows (in millions):

                                              FOR THE NINE         FOR THE
                                              MONTHS ENDED       YEAR ENDED
                                           SEPTEMBER 30, 1997 DECEMBER 31, 1996
                                           ------------------ -----------------
   Elimination of Northrop Grumman's
    historical amounts:
     Depreciation........................        $(164)             $(210)
     Amortization of intangible assets
      related to contracts and programs
      acquired...........................          (69)               (96)
     Amortization of cost in excess of
      net assets acquired................          (70)               (83)
                                                 -----              -----
                                                  (303)              (389)
   Record amounts resulting from purchase
    price allocation:
     Depreciation........................          169                217
     Amortization of intangible assets
      related to contracts and programs
      acquired...........................          113                150
     Amortization of cost in excess of
      net assets acquired................          137                183
                                                 -----              -----
                                                   419                550
   Increase in pension expense...........           68                 20
   State income taxes....................           (7)                (4)
                                                 -----              -----
                                                 $ 177              $ 177
                                                 =====              =====

(c) To record, as an offset to interest expense, the effect of the estimated fair value adjustment related to long-term debt obligations (weighted average remaining term of 19 years).

(d) To record the federal income tax effect, using the 35% statutory rate, related to the net pro forma adjustments.

(e) To adjust the assets and liabilities of Northrop Grumman to their estimated fair values (such estimated fair values are subject to possible adjustment based on future valuation analyses) as follows (in millions):

   Net assets of Northrop Grumman at September 30, 1997................ $ 2,503
   Estimated fair value adjustments:
     Intangible assets related to contracts and programs acquired......   1,185
     Prepaid pension costs.............................................   2,059
     Post-retirement benefit liabilities...............................     189
     Long-term debt....................................................    (139)
     Property, plant and equipment.....................................      50
     Deferred income tax liabilities...................................  (1,301)
     Cost in excess of net assets acquired.............................   3,869
                                                                        -------
                                                                        $ 8,415
                                                                        =======

  The fair value adjustments with respect to intangible assets related to contracts and programs acquired were computed using estimated net cash flow projections for each contract or program over its respective expected remaining economic life, discounted using a present value factor commensurate with the risk associated with each respective contract or program.

(f) To record estimated costs of consummating the Merger.

(g) To eliminate Northrop Grumman's historical equity balances, and to record the assumed issuance of 81 million shares of Lockheed Martin Common Stock, at an assumed fair value of $102 per share, to consummate the Merger.

  The accompanying unaudited pro forma combined condensed financial statements do not include the effects of any estimated transition or restructuring costs which may be incurred in connection with integrating the operations of Northrop Grumman into Lockheed Martin. It is not feasible at this time to estimate these costs. Additionally, the unaudited pro forma combined condensed statements of earnings do not reflect any net cost savings or economies of scale that management believes would have occurred had the Merger been consummated at the beginning of the respective periods.

 C. Merger Related Reclassifications

  Certain reclassifications have been reflected in the unaudited pro forma combined condensed balance sheet to conform the presentation of income tax balances and prepaid pension costs for Lockheed Martin and Northrop Grumman.

4. COMPUTATION OF PRO FORMA EARNINGS PER COMMON SHARE

                                 NINE
                             MONTHS ENDED       YEAR ENDED
                          SEPTEMBER 30, 1997 DECEMBER 31, 1996
                          ------------------ -----------------
                          (IN MILLIONS, EXCEPT PER SHARE DATA)
ASSUMING NO DILUTION
Net earnings............        $1,002            $1,373
                                ======            ======
Weighted average number
 of common shares.......         265.9             270.1
                                ======            ======
Net earnings per share..        $ 3.77            $ 5.08
                                ======            ======

  Historical earnings per common share data for Lockheed Martin included computations assuming no dilution and assuming full dilution. Historical earnings per share assuming full dilution were computed reflecting an increase to the weighted average number of common shares primarily related to the assumed conversion of the Lockheed Martin Preferred Stock into approximately 29 million common shares. The Unaudited Pro Forma Combined Condensed Statements of Earnings for the nine months ended September 30, 1997, and for the year ended December 31, 1996, do not include presentation of earnings per share assuming full dilution, consistent with the pro forma assumption that the Lockheed Martin Preferred Stock was retired at the beginning of 1996.

  Lockheed Martin plans to adopt SFAS No. 128, "Earnings Per Share" for purposes of reporting its results of operations in its 1997 Annual Report on Form 10-K, at which time all prior period earnings per share data presented will be restated to conform to the provisions of the new standard. SFAS No. 128 requires dual presentation of "basic" and "diluted" earnings per share, each as defined therein, which replace primary and fully diluted earnings per share, respectively, required under current guidance. SFAS No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997, and early adoption is not permitted. Management does not currently anticipate that earnings per share computed under the new standard will differ materially from earnings per share computed and disclosed in Lockheed Martin's historical financial statements.

                      COMPARISON OF STOCKHOLDERS' RIGHTS

  At the Effective Time, the Northrop Grumman Stockholders will become Lockheed Martin Stockholders, and their rights will be governed by the Maryland Corporate Law, the Lockheed Martin Charter and Lockheed Martin's bylaws (the "Lockheed Martin Bylaws"). The following is a summary of the material differences between the rights of Northrop Grumman Stockholders and Lockheed Martin Stockholders, between the Lockheed Martin Charter and the Lockheed Martin Bylaws and the Northrop Grumman Certificate and Northrop Grumman's Bylaws and between certain provisions of the Maryland Corporate Law and the Delaware Corporate Law affecting stockholders' rights.

  The following summary is not intended to be complete and is qualified in its entirety by reference to the Maryland Corporate Law, the Delaware Corporate Law, the Lockheed Martin Charter, the Lockheed Martin Bylaws, the Northrop Grumman Certificate and the Northrop Grumman Bylaws, as appropriate. Copies of the Lockheed Martin Charter, the Lockheed Martin Bylaws, the Northrop Grumman Certificate and the Northrop Grumman Bylaws are incorporated by reference herein and will be sent to Northrop Grumman Stockholders and Lockheed Martin Stockholders, upon request. See "Incorporation of Certain Documents by Reference" and "Available Information."

  Authorized Capital. The total number of authorized shares of capital stock of Lockheed Martin is 820,000,000 shares, consisting of 750,000,000 shares of Lockheed Martin Common Stock, 20,000,000 shares of Lockheed Martin Preferred Stock and 50,000,000 shares of Series Preferred Stock, par value $1.00 per share (the "Lockheed Martin Series Preferred Stock"). No class or series of Lockheed Martin Preferred Stock is currently outstanding. If the Charter Amendment Proposal is approved, the number of authorized shares of Lockheed Martin Common Stock will increase from 750,000,000 to 1,500,000,000. The total number of authorized shares of capital stock of Northrop Grumman is 210,000,000 shares, consisting of 200,000,000 shares of Northrop Grumman Common Stock and 10,000,000 shares of Preferred Stock, par value $1.00 per share (the "Northrop Grumman Preferred Stock"). No shares of Northrop Grumman Preferred Stock are outstanding.

  Directors. Pursuant to the Lockheed Martin Charter, Lockheed Martin currently has 18 directors, which number may be increased or decreased by the Lockheed Martin Board, but not to less than 12. See "The Merger Agreement-- Governance."

  Pursuant to the Northrop Grumman Certificate and Northrop Grumman Bylaws, Northrop Grumman has 14 directors, which number may be increased or decreased by the Northrop Grumman Board, but not to less than 3.

  The Maryland Corporate Law permits the charter or bylaws of a corporation to provide that directors be divided into classes, provided that the term of office of a director or class of directors may not be longer than five years and the term of office of at least one class must expire each year. The Lockheed Martin Board is not divided into separate classes. Each Lockheed Martin director serves until the next annual meeting of stockholders after his or her election and until his or her successor has been elected and qualified.

  The Northrop Grumman Certificate establishes three classes of directors, as nearly equal in number of directors as possible, with each director elected for a term expiring at the third succeeding annual meeting of stockholders after his or her election.

  Under the Lockheed Martin Bylaws, the required quorum for any meeting of the Lockheed Martin Board will generally be a majority of its members. The Northrop Grumman Bylaws provide for a quorum of a majority of the Northrop Grumman Board, except that when the Board consists of one director, then the one director shall constitute a quorum.

  Under the Northrop Grumman Bylaws, at least 60% of the members of the Northrop Grumman Board shall at all times be "Independent Outside Directors." An Independent Outside Director (as defined in the Northrop Grumman Bylaws) is any director who (a) has not in the last 5 years been an officer or employee of Northrop

Grumman or any of its subsidiaries or affiliates, (b) is not related to an officer of Northrop Grumman, (c) is not, and has not within the last 2 years been, an officer, director or employee of, and does not own, and has not within the last 2 years owned, in excess of 1% of any business entity which has made or will make payments for property or services in excess of 1% of the gross revenues either of Northrop Grumman or the entity, but with certain exclusions, (d) is not a director, partner, officer or employee of an investment banking firm which has performed services for Northrop Grumman within the last 2 years or which Northrop Grumman expects to have performed services in the next year, excluding participation as an underwriter in a syndicate, and (e) is not a control person of Northrop Grumman (other than as a director) as defined by the regulations of the Commission.

  The Lockheed Martin Charter and the Lockheed Martin Bylaws do not contain a similar provision.

  Removal of Directors. The Lockheed Martin Charter provides that directors may be removed, at any time, only for cause, by the affirmative vote of at least 80% of the votes that the holders of the outstanding shares of capital stock are entitled to cast at the annual election of directors voting together as a single class.

  The Northrop Grumman Certificate provides that directors may be removed only for cause and only by the affirmative vote of the holders of not less than 80% of the voting power of all outstanding shares of capital stock of Northrop Grumman having general voting power (the "Voting Stock") entitled to vote in connection with the election of such director, regardless of class and voting together as a single voting class; provided, however, that where such removal is approved by a majority of Continuing Directors (as defined in the Northrop Grumman Certificate), the affirmative vote of a majority of the voting power of all outstanding shares of Voting Stock entitled to vote in connection with the election of such director, regardless of class and voting together as a single voting class, is required for approval of such removal.

  Filling Vacancies on the Board of Directors. Under the Maryland Corporate Law, stockholders may elect a successor to fill a vacancy on the board of directors which results from the removal of a director. A director elected by the stockholders to fill a vacancy which results from the removal of a director serves for the balance of the term of the removed director. Under the Maryland Corporate Law, as well as the Lockheed Martin Charter and the Lockheed Martin Bylaws, a majority of the remaining directors may appoint a director to fill a vacancy, unless there is an increase in the size of the Lockheed Martin Board. Any vacancy resulting from an increase in the number of directors shall be filled only by a majority vote of the entire Lockheed Martin Board. If the vacancy is caused by removal of a director by the stockholders, the successor director may be elected by the stockholders at the same meeting at which such removal occurs. There is no provision in the Maryland Corporate Law providing for the filling of vacancies on the board of directors by the Maryland courts. A director elected by the board of directors to fill a vacancy serves until the next annual meeting of stockholders and until his successor is elected and qualified.

  In accordance with the Delaware Corporate Law, under the Northrop Grumman Certificate vacancies and newly created directorships may be filled by a majority of the directors then in office or a sole remaining director (even though less than a quorum) unless otherwise provided in the certificate of incorporation or bylaws. However, the Delaware Corporate Law also provides that if the directors then in office constitute less than a majority of the corporation's board of directors, then, upon application by stockholders representing at least 10% of outstanding shares entitled to vote for such directors, the Court of Chancery may order a stockholder election of directors to be held.

  Amendment to Certificate of Incorporation or Charter. In accordance with the Maryland Corporate Law, under the Lockheed Martin Charter, except as described below or in connection with the rights of the holders of any class or series of Lockheed Martin Preferred Stock (no class or series of Lockheed Martin Preferred Stock is currently outstanding), the affirmative vote of a majority of the outstanding shares entitled to vote is necessary to amend the Lockheed Martin Charter, including to amend to increase or decrease the aggregate number of shares of stock which it may issue, to increase or decrease the par value of such stock or to change the preferences, conversion and other rights of any stock. The affirmative vote of 80% of the votes that the holders of the then outstanding shares of capital stock would be entitled to cast at an annual election of directors is required to amend Sections 3 or 5 of Article V of the Lockheed Martin Charter relating to removal of directors and the general powers of the board of directors. Any amendment to Article XIII of the Lockheed Martin Charter regarding business combinations (as defined in the Lockheed Martin Charter) with a Related Person (as defined in the Lockheed Martin Charter) requires the affirmative vote of (a) 80% of the outstanding shares of Voting Stock (as defined in the Lockheed Martin Charter) and (b) 67% of the outstanding shares of Voting Stock excluding shares held by certain beneficial owners of 10% or more of the outstanding shares of any class or series of Voting Stock of a Related Person, unless such amendment shall have been approved in advance by not less than two-thirds of the Lockheed Martin Continuing Directors (as defined in the Lockheed Martin Charter). Any amendment to Article XIV of the Lockheed Martin Charter regarding certain prohibitions on greenmail and certain other transactions defined therein requires the affirmative vote of 80% of the votes entitled to be cast by holders of shares of Voting Stock.

  Under the Delaware Corporate Law, the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend the Northrop Grumman Certificate. In addition, amendments which make changes relating to the capital stock by increasing or decreasing the par value or the aggregate number of authorized shares of a class or otherwise adversely affecting the rights of such class, must be approved by the majority vote of each class of stock affected, unless, in the case of an increase in the number of shares, the certificate of incorporation takes away such right, and provided that, if the amendment affects some series, then only those series have such vote. The Northrop Grumman Certificate provides that certain specified articles only may be adopted, repealed, rescinded, altered or amended by the affirmative vote of the holders of not less than 80% of the voting power of all outstanding shares of Voting Stock, regardless of class and voting together as a single voting class, and where such action is proposed by an Interested Shareholder (as defined in the Northrop Grumman Certificate) or an Associate or Affiliate (each as defined in the Northrop Grumman Certificate) of an Interested Shareholder, by the majority of the voting power of all of the outstanding shares of Voting Stock, voting together as a single class, other than shares held by such interested person; provided, however, that where such action is approved by a majority of the Continuing Directors, the affirmative vote of a majority of the voting power of all outstanding shares of Voting Stock, regardless of class and voting together as a single voting class shall be required for approval of such action.

  Amendment of Bylaws. Under the Maryland Corporate Law, the power to adopt, amend or repeal a corporation's bylaws is vested in the corporation's stockholders, except to the extent the corporation's charter or bylaws vest it in the board of directors. The Lockheed Martin Bylaws grant the Lockheed Martin Board exclusive power to adopt, amend, alter or repeal the Lockheed Martin Bylaws.

  Under the Northrop Grumman Certificate and the Northrop Grumman Bylaws, the Northrop Grumman Bylaws may be adopted, repealed, rescinded, altered or amended by the stockholders of Northrop Grumman, but only by the affirmative vote of the holders of not less than 80% of the voting power of all outstanding shares of Voting Stock, regardless of class and voting together as a single voting class and, where such action is proposed by an Interested Shareholder or by any Associate or Affiliate of an Interested Shareholder, by a majority of the voting power of all outstanding shares of Voting Stock, regardless of class and voting together as a single class, other than the shares held by such Interested Shareholder; provided, however, that where such action is approved by a majority of the Continuing Directors, the affirmative vote of a majority of the voting power of all outstanding shares of Voting Stock, regardless of class and voting together as a single voting class shall be required for approval of such action.

  Advance Notice of Director Nominations and New Business. The Lockheed Martin Bylaws provide that (a) with respect to an annual meeting of stockholders, nominations of persons for election to the Lockheed Martin Board and the proposal of business to be considered by stockholders may be made only (i) pursuant to Lockheed Martin's notice of the meeting, (ii) by or at the direction of the Lockheed Martin Board or (iii) by a stockholder of record who has complied with the advance notice procedures set forth in the Lockheed Martin Bylaws and who is entitled to vote at the meeting and (b) with respect to special meetings of stockholders, only the business specified in Lockheed Martin's notice of meeting may be brought before the meeting and nominations of persons for election to the Lockheed Martin Board may be made only pursuant to Lockheed Martin's notice of the

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meeting (i) by or at the direction of the Lockheed Martin Board or (ii) by a stockholder of record who has complied with the advance notice procedures set forth in the Lockheed Martin Bylaws and who is entitled to vote at the meeting.

  The Northrop Grumman Bylaws provide that with respect to any stockholder meeting, nominations of persons for election to the Northrop Grumman Board and the proposal of business to be considered by stockholders may be made only (a) by or at the direction of the Northrop Grumman Board or (b) by a stockholder of record who is entitled to vote and who has complied with the advance notice procedures set forth in the Northrop Grumman Bylaws.

  Stockholder Meetings and Provisions for Notices. Under the Delaware Corporate Law and the Maryland Corporate Law, stockholder meetings may be held at any place within or without the state, as provided in the bylaws, provided, however, that under the Maryland Corporate Law, stockholder meetings must be held in the United States.

  Under the Lockheed Martin Bylaws, special stockholder meetings may be called at any time between annual meetings by the Executive Committee of the Lockheed Martin Board, a majority of the Lockheed Martin Board, the Chairman of the Lockheed Martin Board or the President or by the Secretary of Lockheed Martin at the written request of stockholders entitled to cast at least a majority of the votes entitled to be cast at such meeting. Under the Maryland Corporate Law, unless requested by the holders of a majority of shares entitled to vote thereon, a special meeting of stockholders does not need to be called to consider any matter that is substantially the same as a matter voted on at a special meeting held within the preceding 12 months.

  Under the Northrop Grumman Bylaws, special stockholder meetings may be called at any time by a majority of the Northrop Grumman Board, the Chairman of the Northrop Grumman Board or by the President and Chief Executive Officer of Northrop Grumman.

  Under both the Delaware and the Maryland Corporate Law, written notice of a stockholders meeting must state the place, date and time of the meeting and, if a special meeting, the purpose. Under the Lockheed Martin Bylaws, such notice must be delivered personally or mailed not less than 30 nor more than 90 days prior to the meeting. The Northrop Grumman Bylaws provide that such notice must be delivered personally or by mail to stockholders entitled to vote at such meeting not less than 10 nor more than 60 days prior to the date of the meeting.

  The Maryland Corporate Law and the Lockheed Martin Bylaws provide that proxies are valid for 11 months from their date, unless the proxy otherwise provides. In accordance with the Delaware Corporate Law, the Northrop Grumman Bylaws provide that stockholder proxies are valid for three years from their date unless the proxy provides for a longer period.

  Voting by Stockholders. Under the Lockheed Martin Charter, except with respect to the amendment of certain provisions thereof (or as otherwise provided by the Lockheed Martin Charter or by applicable law), action by Lockheed Martin Stockholders generally is taken by the affirmative vote, at a meeting at which a quorum is present, of stockholders representing a majority of all votes entitled to be cast on the matter (including, without limitation, certain extraordinary actions, such as mergers, consolidations and charter amendments, that under the Maryland Corporate Law would, absent provision in the Lockheed Martin Charter, require the affirmative vote of two-thirds of the votes entitled to be cast thereon).

  Under the Northrop Grumman Bylaws (except as otherwise provided by the Northrop Grumman Certificate or by applicable law), action by Northrop Grumman Stockholders generally is taken by the affirmative vote, at a meeting at which a quorum is present, of a majority of the outstanding shares entitled to vote thereon (including certain extraordinary actions, including mergers, consolidations and amendments to the Northrop Grumman Certificate). However, the Northrop Grumman Certificate requires the affirmative vote of not less than 80% of outstanding shares of Voting Stock to approve an amendment of certain articles in the Northrop Grumman

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

Certificate. The Northrop Grumman Certificate also requires a supermajority (80%) shareholder vote to approve a Business Combination (as defined in the Northrop Grumman Certificate) involving a Related Person.

  Stockholder Action Without a Meeting. Under the Maryland Corporate Law, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting only if a unanimous written consent is signed by each stockholder entitled to vote on the matter and a written waiver of any right to dissent is signed by each stockholder who would have been entitled to notice of, but could not vote at, such stockholder meeting.

  Under the Northrop Grumman Certificate, any action required or permitted to be taken by stockholders must be effected at a duly called Annual Meeting or at a special meeting of stockholders, unless such action requiring or permitting stockholder approval is approved by a majority of the Continuing Directors, in which case such action may be authorized or taken by the written consent of the holders of outstanding shares of Voting Stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted provided all other requirements of applicable law and the Northrop Grumman Certificate have been satisfied.

  Absence of Rights Plan. Lockheed Martin has not adopted a rights plan at this time, but has reserved the right to do so in the future. Northrop Grumman entered into the Rights Agreement, dated September 21, 1988, between Northrop Corporation and Manufacturers Hanover Trust Company (the "Northrop Grumman Rights Agreement"). Pursuant to resolutions adopted by the Northrop Grumman Board, the Northrop Grumman Rights Agreement will not apply to the Merger.

  Business Combinations. Under the Maryland Corporate Law, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and (i) any person who beneficially owns 10% or more of the voting power of the corporation's shares,
(ii) an affiliate of such corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (in either case, an "Interested Stockholder") or (iii) any affiliate of an Interested Stockholder, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder, and thereafter must be recommended by the board of directors of the Maryland corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of its outstanding voting shares voting together as a single voting group, and (b) two-thirds of the votes entitled to be cast by holders of such outstanding voting shares, other than shares held by the Interested Stockholder with whom the business combination is to be effected; unless, among other things, the corporation's stockholders receive a minimum price (as defined in the Maryland Corporate Law) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the Maryland Corporate Law do not apply to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

  In addition to the Maryland Corporate Law requirements, the Lockheed Martin Charter also contains a provision requiring that any business combination between Lockheed Martin and a "Related Person" must be approved by 80% of the outstanding shares of Voting Stock and by not less than 67% of the outstanding shares of Voting Stock not owned by the Related Person. This provision does not apply to a "business combination" approved by a two-thirds vote of the directors in office prior to the time a "Related Person" becomes a "Related Person" (and certain other directors designated from time to time as "continuing directors") or if the consideration received by the stockholders other than the "Related Person" is not less than the highest price per share paid by the "Related Person" prior to the business combination and a proxy statement complying with the regulations of the Exchange Act shall have been sent to all stockholders. Under the Lockheed Martin Charter, this provision may be amended only by the same two supermajority votes required for approval of a business combination.

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

  Under Section 203 of the Delaware Corporate Law ("Section 203"), certain "business combinations" with "interested stockholders" (each as defined in Section 203) of Delaware corporations are subject to a three-year moratorium from the date the person became an "interested stockholder" unless specified conditions are met. In addition to the Delaware Corporate Law requirements, the Northrop Grumman Certificate provides that, subject to certain exceptions, any "business combination" (as defined in the Northrop Grumman Certificate) between Northrop Grumman or any subsidiary and an "interested stockholder" (as defined in the Northrop Grumman Certificate) must be approved by 80% of the voting power of all outstanding Voting Stock, regardless of class and voting together as a single class and a majority of the voting power of all outstanding shares of Voting Stock, other than shares held by any "interested stockholder" which is a party to such "business combination" or by any Affiliate or Associate of such "interested stockholder," regardless of class and voting together as a single voting class.

  Control Share Acquisitions. The Maryland Corporate Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders, excluding shares of stock as to which the acquiring person, officers of the corporation and directors of the corporation who are employees of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such person, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than onethird, (ii) one-third or more but less than a majority or (iii) a majority of all voting power. Control shares do not include shares which the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

  A person who has made or proposes to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares.

  If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

  The "control share acquisition" statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or excepted by the charter or the bylaws of the corporation.

  The "business combination" statute and the "control share acquisition" statute could have the effect of discouraging unsolicited offers to acquire Lockheed Martin and of increasing the difficulty of consummating any such offer.

  The Delaware Corporate Law has no comparable control share acquisition statute.

  Indemnification and Limitation of Liability. Delaware and Maryland have similar laws respecting indemnification by a corporation of its officers, directors, employees and other agents. The laws of both states also permit, with certain exceptions, corporations to adopt a provision in their certificate of incorporation or charter eliminating the liability of a director to the corporation or its stockholders for monetary damages for

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certain breaches of the director's fiduciary duty. There are nonetheless certain differences between the laws of the two states respecting indemnification and limitation of liability.

  The Lockheed Martin Charter limits the monetary liability of both officers and directors to the maximum extent permissible under the Maryland Corporate Law. The exceptions to such a liability limitation in the charter of a Maryland corporation generally are to the extent that (a) it is proved that the person received an improper benefit or profit in money, property or services, for the amount of benefit or profit so received, and (b) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action. Under the Maryland Corporate Law, unless limited by the charter, indemnification is mandatory if a director or an officer has been successful on the merits or otherwise in the defense of any proceeding by reason of his or her service as a director or officer unless such indemnification is not otherwise permitted as described in the following sentence. Indemnification is permissive unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of a criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful. In addition to the foregoing, a court of appropriate jurisdiction may under certain circumstances order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in the preceding sentence or has been adjudged liable on the basis that a personal benefit was improperly received in a proceeding charging improper personal benefit to the director or the officer. If the proceeding was an action by or in the right of the corporation or involved a determination that the director or officer received an improper personal benefit, however, no indemnification may be made if the individual is adjudged liable to the corporation, except to the extent of expenses approved by a court of appropriate jurisdiction.

  Under the Maryland Corporate Law, where indemnification is permissible, it must be authorized (a) by a majority vote of a quorum consisting of directors who are not parties to the proceeding (or if such a quorum cannot be obtained, the determination may be made by a majority vote of a committee of the board which consists solely of two or more directors who are not parties to the proceeding and who were designated to act by a majority of the full board),
(b) by special legal counsel selected by the board of directors or by a committee of the board (or if the requisite quorum of the board cannot be obtained and the committee cannot be established, a majority of the full board, including directors who are parties, may select the special counsel), or (c) by a vote of the stockholders other than those stockholder-directors who are party to the proceedings.

  In Maryland, expenses may be advanced to a director, and to an officer, employee or agent who is not a director to the same extent that they may be advanced to a director unless limited by the charter. Advances to officers, employees and agents may be generally authorized in the corporation's charter or bylaws, by action of the board of directors or by contract. Delaware law permits such general authorization of advances to directors and officers but requires approval by the directors of advances to employees and agents of the corporation.

  The Northrop Grumman Certificate eliminates the liability of directors to the fullest extent permissible under the Delaware Corporate Law, as such law exists currently or as it may be amended in the future. Under the Northrop Grumman Certificate, Northrop Grumman may not eliminate or limit director monetary liability for (a) breaches of the director's duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (c) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (d) transactions in which the director received an improper personal benefit. The Delaware Corporate Law provides that indemnification is mandatory where a director, officer, employee or agent has been successful on the merits or otherwise in the defense of any proceeding covered by the indemnification statute.

  The Delaware Corporate Law generally permits and the Northrop Grumman Bylaws require indemnification for expenses incurred in the defense (even if not successful) or the settlement of derivative or

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

third-party actions and for amounts paid in settlements, judgments or fines in third-party actions, provided there is a determination by (i) a majority of directors who were not parties to the action even though less than quorum,
(ii) by independent legal counsel in a written opinion (in the event a majority of directors is unobtainable or if directed by a majority of directors) or (iii) by the stockholders, that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, or in a criminal proceeding that the person had no reason to believe his or her conduct to be unlawful. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable. The Delaware Corporate Law states that the indemnification provided by statute shall not be deemed exclusive of any other rights under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

  Dissenter's or Appraisal Rights. Under the Maryland Corporate Law, stockholders have the right to demand and to receive payment of the fair value of their stock in the event of (a) a merger or consolidation, (b) a share exchange, (c) certain sales of all or substantially all of the assets, (d) a charter amendment altering contract rights of outstanding stock, as expressly set forth in the charter, and substantially adversely affecting the stockholder's rights (unless, as is the case with the Lockheed Martin Charter, the right to do so is reserved in the charter), or (e) certain business combinations with interested stockholders which are subject to or exempted from the Maryland Corporate Law's business combination statute and in connection with the approval of voting rights of certain stockholders under the Maryland Corporate Law's control share acquisition statute. Except with respect to certain business combinations and in connection with appraisal and dissenters rights existing as a result of the Maryland Corporate Law's control share acquisition statute, the right to demand and receive payment of fair value does not apply to (a) stock listed on a national securities exchange or a national market system security designated on an interdealer quotation system by the National Association of Securities Dealers, Inc. ("NASD"), (b) stock of the successor in a merger (unless the merger alters the contract rights of the stock and the charter does not reserve the right to do so or converts the stock in whole or in part into something other than stock, cash, scrip or other interests) or (c) stock of an open-end investment company registered with the Commission under the Investment Company Act of 1940, as amended, and the stock is valued in the transaction at its net asset value. Except in the case of appraisal and dissenter's rights existing as a result of the Maryland Corporate Law's control share acquisition statutes, these rights are available only when the stockholder (a) files with the corporation a timely, written objection to the transaction and (b) does not vote in favor of the transaction. In addition, the stockholder must make a demand on the successor corporation for payment of the stock within 20 days of the acceptance of articles by the State Department of Assessments and Taxation of the State of Maryland.

  Under Delaware Corporate Law, a stockholder of a corporation who does not consent to a merger or consolidation may, under certain circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. Unless the corporation's certificate of incorporation provides otherwise, such appraisal rights are not available in certain circumstances, including, without limitation, (a) with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation, (b) with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation which are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD or held of record by more than 2,000 holders, plus cash in lieu of fractional shares or
(c) to stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger because the merger agreement does not amend the existing certificate of incorporation, each share of the surviving corporation outstanding prior to the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger, and the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger and if certain other conditions are met. Under the Delaware Corporate Law, appraisal rights are not available to Northrop Grumman stockholders in connection with the Merger.

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  Prohibition on Payment of Greenmail. The Lockheed Martin Charter contains a provision requiring approval by the affirmative vote of holders of a majority of outstanding shares of Voting Stock not owned by the beneficial owner of 5% or more of outstanding shares of Voting Stock of any purchase by Lockheed Martin of shares of stock entitled to vote from such beneficial owner for less than two years of 5% or more of outstanding shares of such stock at a price per share in excess of the market price for the shares at such time or certain other transactions with such stockholder, including, but not limited to, a merger or consolidation, or the sale or transfer of more than $10 million of assets or equity securities. Under the Lockheed Martin Charter, this provision may be amended or repealed only by the affirmative vote of holders of at least 80% of the outstanding shares of such stock. The Lockheed Martin Charter further provides that if any person (other than Lockheed Martin or certain of its affiliates) beneficially owns Voting Stock representing 40% or more of the votes entitled to be cast by all the holders of outstanding shares of Voting Stock, (i) the directors of Lockheed Martin will be elected by cumulative voting and (ii) one or more candidates may be nominated by certain disinterested directors, or by any beneficial owner of Voting Stock having an aggregate market price of $250,000 or more.

  The Northrop Grumman Bylaws contain a provision requiring that any purchase by Northrop Grumman or any subsidiary of shares of any class of equity securities at a price which is in excess of the highest market price of such security on the largest exchange on which such securities trade on the date that the understanding to effect such transaction is entered into by Northrop Grumman from any beneficial owner of 5% or more of Northrop Grumman's outstanding capital stock entitled to vote in the election of directors, must first be approved by the affirmative vote of holders of a majority of outstanding shares of such stock not owned by such person. The provision is not effective with respect to the purchase, acquisition, redemption or exchange of such equity securities provided for under the Northrop Grumman Certificate, made as a part of a tender offer or exchange offer by Northrop Grumman to purchase all securities of the same class made on the same terms to all holders, or pursuant to an open market purchase program which has been approved by the Board.

  Dissolution. The Maryland Corporate Law provides for the voluntary dissolution of a corporation by a resolution adopted by a majority of the corporation's board of directors. A vote of two-thirds of all votes entitled to be cast on the matter generally is necessary to approve the dissolution, but, in accordance with the Maryland Corporate Law, the Lockheed Martin Charter reduces the stockholder vote required to approve a dissolution to a majority of the votes entitled to be cast on the matter.

  The Maryland Corporate Law also provides that stockholders entitled to cast at least 25% of all the votes entitled to be cast in the election of directors may petition a court of equity for an involuntary dissolution of the corporation on the ground that (a) the directors are so divided respecting the management of the corporation's affairs that the votes required for action by the board cannot be obtained or (b) the stockholders are so divided that directors cannot be elected. Any stockholder entitled to vote in the election of directors of a Maryland corporation, however, may petition a court of equity to dissolve the corporation on the ground that (a) the stockholders are so divided that they have failed, for a period which includes at least two consecutive annual meeting dates, to elect successors to directors whose terms would have expired on the election and qualification of their successors or
(b) the acts of the directors or those in control of the corporation are illegal, oppressive or fraudulent.

  Under the Delaware Corporate Law, unless the board of directors approves the proposal to dissolve, dissolution of the corporation must be approved by all stockholders entitled to vote thereon. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's stockholders.

  Under the Delaware Corporate Law, the Court of Chancery, upon application by any stockholder, may appoint a custodian or receiver in the case of insolvency
(a) if the stockholders are so divided that they have failed to elect successors to directors whose terms have expired, (b) if the business of the corporation is suffering or is threatened with irreparable injury because of a deadlock of directors or (c) if the corporation has abandoned its business but has not liquidated. In the event of clause (c) above, or, in either of the other cases, upon the order of the Court of Chancery, the corporation may be liquidated and its assets distributed.

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

  Dividends. The Maryland Corporate Law permits a corporation to make a distribution, including dividends, redemptions or stock repurchases, unless prohibited by its charter or if following such distribution, the corporation would not be able to pay its debts in the ordinary course as they become due or the corporation's total assets would be less than the sum of its liabilities and, unless the charter provides otherwise, senior liquidation preferences. For purposes of determining whether a distribution is lawful, the corporation's assets may be based upon fair value or any other method of valuation that is reasonable under the circumstances.

  The Delaware Corporate Law permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation. In addition, the Delaware Corporate Law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation or if it repurchases shares having a preference upon the distribution of any of its assets, or no shares having a preference are outstanding, if it repurchases any of its shares, that it retires such shares upon acquisition, and provided, that it reduces capital and that after any reduction in capital, the corporation's remaining assets are sufficient to pay any debts not otherwise provided for.

  Right to Examine Stockholder List. Under the Maryland Corporate Law, any one or more persons who for at least six months have been the record holders of at least 5% of any class of stock are entitled to inspect and copy (among other things) the corporation's stock ledger and if the corporation does not maintain its stock ledger at its principal place of business, to request in writing a stockholder list. Following such request, the corporation has 20 days to produce a stockholder list with names, addresses and number of shares of each class owned. In addition, under the Lockheed Martin Bylaws, the Secretary of the corporation must furnish a stockholder list at each meeting.

  In compliance with the requirements of the Delaware Corporate Law, the Northrop Grumman Bylaws provide that stockholders have a right for a period of ten days prior to any stockholder meeting and during such meeting, to examine a list of stockholders of Northrop Grumman, arranged in alphabetical order and showing the address of and the number of shares held by such stockholder, for any purpose germane to such meeting. Further, under the Delaware Corporate Law, any stockholder, following a written request, has the right to inspect the corporation's books and records, including the stockholder list, during usual business hours for a proper purpose.

  Interested Director Transactions. Under both the Delaware Corporate Law and the Maryland Corporate Law, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable solely (in the case of Delaware) because of such interest provided that certain conditions are met. Under the Delaware Corporate Law and the Maryland Corporate Law, any such contract shall not be voidable by virtue of such interest if ratified by the stockholders (as set forth below) or by a majority of disinterested members of the board of directors or a committee thereof if
(a) the material facts are disclosed or known thereto or (b) the contract or transaction was fair (and under the Maryland Corporate Law, reasonable) to the corporation at the time it was approved. Under the Delaware Corporate Law, any ratification of such a contract or transaction by the stockholders must be made by a majority of all stockholders in good faith after disclosure of all relevant facts. Under the Maryland Corporate Law, such ratification must be made by a majority of the disinterested stockholders.

  Preemptive Rights. Under the Maryland Corporate Law as in effect at the time Lockheed Martin was incorporated, subject to several statutory exceptions and the power of the corporation to deny preemptive rights in its charter, stockholders had preemptive rights. Although the Maryland Corporate Law was amended to deny preemptive rights unless such rights are provided for in the charter subsequent to Lockheed Martin's incorporation, Lockheed Martin remains subject to the provisions of the Maryland Corporate Law in respect of preemptive rights that existed at the time of its incorporation. The Lockheed Martin Charter denies preemptive rights to holders of any class of stock. Under the Delaware Corporate Law, stockholders have no preemptive rights unless such rights are provided for in the certificate of incorporation. The Northrop Grumman Certificate does not provide for preemptive rights.

                  PROPOSAL TO AMEND LOCKHEED MARTIN'S CHARTER

  The Board of Directors of Lockheed Martin has recommended the adoption of an amendment to the Lockheed Martin Charter that will increase the number of authorized shares of Lockheed Martin Common Stock from 750 million to 1.5 billion. Of the 750 million shares of Lockheed Martin Common Stock currently authorized, at the Record Date, 194,601,427 shares were outstanding, and 12,000,000 shares were reserved for issuance with respect to options or awards that have been or may be granted under Lockheed Martin's stock option and award plans or other employment related agreements. Grants of substitute and replacement stock options in connection with recent acquisitions by Lockheed Martin, including the acquisition of Loral Corporation in 1996, were not contemplated at the time the Lockheed Martin Charter was adopted with only 750 million authorized shares of Lockheed Martin Common Stock. In addition, upon consummation of the Merger, 80,254,384 shares of Lockheed Martin Common Stock will be issued to former Northrop Grumman Stockholders and 5,756,491 shares will be reserved for issuance in connection with Northrop Grumman Options and Stock Awards assumed by Lockheed Martin, leaving only 457,387,698 shares of Lockheed Martin Common Stock authorized, unissued and available for future issuance if Lockheed Martin's Charter is not amended as proposed hereby.

  Although Lockheed Martin has no present intention of issuing any of the unissued and unreserved shares of Lockheed Martin Common Stock, the Lockheed Martin Board recognizes the importance of having the flexibility to take advantage of potential future opportunities as they arise. The Lockheed Martin Board believes that the proposed increase in the number of authorized shares would provide a sufficient number of authorized shares available for possible acquisitions, stock dividends and financings, as well as for the grant of stock options in connection with other employee or director based plans. Such unissued and unreserved shares of Lockheed Martin Common Stock are available for any proper corporate purpose as authorized from time to time by the Lockheed Martin Board and will not require further approval by the stockholders of Lockheed Martin, except in certain cases as required by law or applicable stock exchange requirements. Stockholders of Lockheed Martin do not have any preemptive rights to purchase additional shares of Lockheed Martin Common Stock, whether now or hereafter authorized.

  If the Charter Amendment Proposal is approved, the first paragraph of
Article VI of the Lockheed Martin Charter will read in its entirety as follows:

    "The total number of shares of stock of all classes which the Corporation has authority to issue is 1,570,000,000 shares, divided into 20,000,000 shares of Series A Preferred Stock, $1.00 par value per share, 50,000,000 shares of Series Preferred Stock, $1.00 par value per share, and 1,500,000,000 shares of Common Stock, $1.00 par value per share. The aggregate par value of all shares of all classes is $1,570,000,000.00.

  Approval of the Share Issuance Proposal and the consummation of the Merger are not conditioned upon approval of the Charter Amendment Proposal.

  THE BOARD OF DIRECTORS OF LOCKHEED MARTIN RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.

                             CERTAIN TRANSACTIONS

  There are existing business relationships between Northrop Grumman and Lockheed Martin. These relationships are the product of arm's-length negotiations between the corporations. In connection with the preparation of the unaudited pro forma combined condensed financial statements, adjustments were made to eliminate sales and cost of sales between the corporations for the periods presented. No adjustments were made to eliminate the related intercompany profit in ending inventories and the net intercompany receivables and payables as of and for the periods presented, as such amounts are not considered material.

                                 LEGAL MATTERS

  The validity of the Lockheed Martin Common Stock to be issued in connection with the Merger will be passed upon by Miles & Stockbridge P.C., Baltimore, Maryland.

                                    EXPERTS

  The consolidated financial statements of Lockheed Martin at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, incorporated by reference in this Joint Proxy Statement/Prospectus, which are referred to herein and made part of the Registration Statement of which this Joint Proxy Statement/Prospectus is a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon also incorporated herein by reference. Such consolidated financial statements of Lockheed Martin are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements incorporated in this Joint Proxy Statement/Prospectus by reference from Northrop Grumman's Current Report on Form 8-K dated November 13, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is also incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  It is expected that representatives of Ernst & Young LLP, and Deloitte & Touche LLP, will be present at the Lockheed Martin Stockholders Meeting and the Northrop Grumman Stockholders Meeting, respectively, to respond to appropriate questions and to make a statement if they desire.

                             AVAILABLE INFORMATION

  Lockheed Martin and Northrop Grumman are each subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission also maintains a Website at http://www.sec.gov which contains reports, proxy statements and other information regarding registrants (including Lockheed Martin and Northrop Grumman) that file electronically with the Commission. In addition, such reports, proxy statements and other information with respect to Lockheed Martin and Northrop Grumman may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  This Joint Proxy Statement/Prospectus does not include all of the information set forth in the Registration Statement filed by Lockheed Martin with the Commission under the Exchange Act, as permitted by the rules and regulations of the Commission. The Registration Statement, including any amendments, schedules and exhibits filed or incorporated by reference as a part thereof, is available for inspection and copying as set forth above. Statements contained in this Joint Proxy Statement/Prospectus or in any document incorporated herein by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, and each statement shall be deemed qualified in its entirety by such reference.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES COVERED BY THIS JOINT PROXY STATEMENT/PROSPECTUS OR A SOLICITATION OF A PROXY IN ANY JURISDICTION WHERE, OR TO OR FROM ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF LOCKHEED MARTIN OR NORTHROP GRUMMAN SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed by Lockheed Martin with the Commission under the Exchange Act are incorporated herein by reference (File No. 1-11437):


  . Lockheed Martin's Annual Report on Form 10-K for the fiscal year ended
    December 31, 1996 (the "Lockheed Martin Form 10-K");

  . Lockheed Martin's Quarterly Reports on Form 10-Q for the quarters ended
    March 31, 1997, June 30, 1997 and September 30, 1997 (the "Lockheed Martin Form 10-Qs"); and

  . Lockheed Martin's Current Reports on Form 8-K dated July 3, 1997,
    November 5, 1997, November 21, 1997 and January 21, 1998 (collectively, with the Lockheed Martin Form 10-K and the Lockheed Martin Form 10-Qs, the "Lockheed Martin Reports").

  The following documents previously filed by Northrop Grumman with the Commission under the Exchange Act are incorporated herein by reference (File No. 1-3229):

  . Northrop Grumman's Annual Report on Form 10-K for the fiscal year ended
    December 31, 1996 (the "Northrop Grumman Form 10-K");

  . Northrop Grumman's Quarterly Reports on Form 10-Q for the quarters ended
    March 31, 1997, June 30, 1997 and September 30, 1997 (the "Northrop Grumman Form 10-Qs"); and

  . Northrop Grumman's Current Reports on Form 8-K dated July 9, 1997, August
    15, 1997, November 13, 1997 and January 21, 1998 (the "Northrop Grumman Form 8-Ks," and, collectively with the Northrop Grumman Form 10-K and the Northrop Grumman Form 10-Qs, the "Northrop Grumman Reports").

  All documents filed by Lockheed Martin or Northrop Grumman pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement/Prospectus and prior to the Special Meetings shall be deemed to be incorporated by reference into this Joint Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

  All information contained or incorporated by reference in this Joint Proxy Statement/Prospectus relating to Lockheed Martin has been supplied by Lockheed Martin and all such information relating to Northrop Grumman has been supplied by Northrop Grumman. Unless otherwise noted therein, any legal conclusion as to the merits of a legal proceeding contained in the Lockheed Martin Form 10-K reflects the opinion of Frank H. Menaker Jr., Esq., Senior Vice President and General Counsel of Lockheed Martin. Unless otherwise noted therein, any legal conclusion as to the merits of a legal proceeding contained in the Northrop Grumman Current Report on Form 8-K dated November 13, 1997 reflects the opinion of Richard Molleur, Esq., Corporate Vice President and General Counsel of Northrop Grumman.

  THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST BY ANY PERSON TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED, IN THE CASE OF DOCUMENTS RELATING TO LOCKHEED MARTIN, FROM JAMES R. RYAN, VICE PRESIDENT, INVESTOR RELATIONS, LOCKHEED MARTIN CORPORATION, 6801 ROCKLEDGE DRIVE, BETHESDA, MARYLAND 20817 (TELEPHONE: 301-897-6584) AND IN THE CASE OF DOCUMENTS RELATING TO NORTHROP GRUMMAN FROM J. GASTON KENT, DIRECTOR, INVESTOR RELATIONS, NORTHROP GRUMMAN CORPORATION, 1840 CENTURY PARK EAST, LOS ANGELES, CALIFORNIA 90067 (TELEPHONE: 310-201-3423). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY SUCH REQUEST SHOULD BE MADE BY FEBRUARY 19, 1998.

              FORWARD LOOKING STATEMENTS--SAFE HARBOR PROVISIONS

  This Joint Proxy Statement/Prospectus contains or incorporates by reference statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of Section 27A of the Act and Section 21E of the Exchange Act. The words "estimate," "anticipate," "project," "intend," "expect," and similar expressions are intended to identify forward looking statements. All forward looking statements involve risks and uncertainties, including, without limitation, statements and assumptions with respect to future revenues, program performance and cash flows, the outcome of contingencies including litigation and environmental remediation, and anticipated costs of capital investments and planned dispositions. The forward looking statements contained in or incorporated by reference into this document are intended to be subject to the safe harbor protection provided by Section 27A of the Act and 21E of the Exchange Act.

  For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward looking statements made by Lockheed Martin, see the Lockheed Martin Reports, including but not limited to, the discussion of "Competition and Risk" and the discussion of "Government Contracts and Regulations" on pages 11 through 14 and pages 14 through 15, respectively, of the Lockheed Martin Form 10K; "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 51 through 63 of Lockheed Martin's 1996 Annual Report to Shareholders; "Note 1--Summary of Significant Accounting Policies", "Note 3-- Repositioning of Non-Core Businesses and New Organizational Structure" and "Note 14--Commitments and Contingencies" of the Notes to Consolidated Financial Statements on pages 70 through 71, pages 72 through 73 and pages 80 through 81, respectively, of the Audited Consolidated Financial Statements included in Lockheed Martin's 1996 Annual Report to Shareholders and incorporated by reference in the Lockheed Martin Form 10-K; and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 11 through 16 of Lockheed Martin's Third Quarter Form 10-Q for the quarter ended September 30, 1997 (the "Lockheed Martin Third Quarter Form 10-Q"), and "Note 2--Transaction Agreement with Northrop Grumman Corporation," "Note 3--Transaction with General Electric Company," "Note 6--Contingencies" and "Note 7--Other" of the Notes to Unaudited Condensed Consolidated Financial Statements on page 6, page 6, pages 7 through 8, and pages 9 through 10, respectively, of the Unaudited Condensed Consolidated Financial Statements included in the Lockheed Martin Third Quarter Form 10-Q.

  Important factors that could cause actual results to vary materially from those anticipated in the forward looking statements made by Northrop Grumman are described in the Northrop Grumman Reports, including but not limited to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and certain Notes to Consolidated Financial Statements included in the Northrop Grumman 10-K, the Northrop Grumman Form 10-Qs and the Northrop Grumman Form 8-Ks, each incorporated by reference herein, and include without limitation, Northrop Grumman's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors, government import and export policies; termination of government contracts; the outcome of political and legal processes; legal, financial and governmental risks related to international transactions and global needs for military and commercial aircraft and electronic systems and support; as well as other economic, political and technological risks and uncertainties.

                         FUTURE STOCKHOLDER PROPOSALS

  Proposals by stockholders of Lockheed Martin intended to be presented at the 1998 annual meeting of Stockholders of Lockheed Martin must have been received by the Corporate Secretary of Lockheed Martin by November 19, 1997 in order to be included in the Proxy Statement and on the Proxy Card that will be solicited by the Lockheed Martin Board of Directors in connection with that meeting. The inclusion of any proposal will be subject to applicable rules of the Commission. In addition, the Lockheed Martin Bylaws establish an advance notice requirement for any proposal of business to be considered at an annual meeting of stockholders. If the Merger is consummated prior to Lockheed Martin's 1998 annual meeting of stockholders, stockholder proposals by stockholders of Northrop Grumman submitted to Northrop Grumman for consideration at Northrop Grumman's 1998 annual meeting of stockholders will not be considered at Lockheed Martin's 1998 annual meeting of stockholders.

  In the event the Merger is not consummated, the only stockholder proposals eligible to the considered for inclusion in the proxy materials for the 1998 annual meeting of stockholders of Northrop Grumman will be those which were duly submitted to the Secretary of Northrop Grumman by December 5, 1997, as provided in the 1997 Annual Meeting Proxy Statement of Northrop Grumman. The inclusion of any proposal will be subject to applicable rules of the Commission. In addition, the Northrop Grumman Bylaws establish an advance notice requirement for any proposal of business to be considered at an annual meeting of stockholders.

                                                                      APPENDIX I

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                          LOCKHEED MARTIN CORPORATION,

                              HURRICANE SUB, INC.

                                      AND

                          NORTHROP GRUMMAN CORPORATION

                            DATED AS OF JULY 2, 1997
                      AS AMENDED AS OF SEPTEMBER 29, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
ARTICLE 1 THE MERGER......................................................   1
  1.1.The Merger..........................................................   1
  1.2.The Closing.........................................................   1
  1.3.Effective Time......................................................   1
  1.4.Certificate of Incorporation and By-Laws............................   2
  1.5.Directors of the Surviving Corporation..............................   2
  1.6.Officers of the Surviving Corporation...............................   2
ARTICLE 2 CONVERSION AND EXCHANGE OF SECURITIES...........................   2
  2.1.Merger Sub Stock....................................................   2
  2.2.Company Stock.......................................................   2
  2.3.Exchange of Certificates Representing Company Common Stock..........   3
  2.4.Adjustment of Exchange Ratio........................................   4
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY...................   4
  3.1.Existence; Good Standing; Corporate Authority; Compliance With Law..   4
  3.2.Authorization, Validity and Effect of Agreements....................   5
  3.3.Capitalization......................................................   5
  3.4.[Reserved]..........................................................   6
  3.5.No Violation........................................................   6
  3.6.SEC Documents.......................................................   6
  3.7.Investigations; Litigation..........................................   6
  3.8.Absence of Certain Changes..........................................   7
  3.9.Taxes...............................................................   7
  3.10.Contracts..........................................................   7
  3.11.Employee Benefit Plans.............................................   7
  3.12.No Brokers.........................................................   8
  3.13.Opinion of Financial Advisor.......................................   8
  3.14.Parent Stock Ownership.............................................   8
  3.15.Pooling of Interests; Tax Reorganization...........................   8
  3.16.Environmental Matters..............................................   9
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB.........   9
  4.1.Existence; Good Standing; Corporate Authority; Compliance With Law..   9
  4.2.Authorization, Validity and Effect of Agreements....................  10
  4.3.Capitalization......................................................  10
  4.4.Merger Sub..........................................................  10
  4.5.No Violation........................................................  10
  4.6.SEC Documents.......................................................  11
  4.7.Investigations; Litigation..........................................  11
  4.8.Absence of Certain Changes..........................................  11
  4.9.Taxes...............................................................  11
  4.10.Contracts..........................................................  11
  4.11.Employee Benefit Plans.............................................  12
  4.12.No Brokers.........................................................  12
  4.13.Opinion of Financial Advisor.......................................  12
  4.14.Company Stock Ownership............................................  12
  4.15.Pooling of Interests; Tax Reorganization...........................  12
  4.16.Environmental Matters..............................................  13

                                                                           PAGE
                                                                           ----
ARTICLE 5 COVENANTS.......................................................  13
  5.1.Alternative Proposals...............................................  13
  5.2.Interim Operations of the Company...................................  14
  5.3.Interim Operations of Parent........................................  15
  5.4.Meetings of Stockholders............................................  16
  5.5.Filings; Other Actions..............................................  16
  5.6.HSR Act.............................................................  16
  5.7.Inspection of Records...............................................  16
  5.8.Publicity...........................................................  16
  5.9.Registration Statement..............................................  17
  5.10.Listing Application................................................  17
  5.11.Affiliate Letters..................................................  17
  5.12.Expenses...........................................................  17
  5.13.Indemnity; Insurance...............................................  18
  5.14.Employee Benefits..................................................  18
  5.15.Reorganization.....................................................  19
  5.16.Shareholder Rights Plan............................................  19
  5.17.[Reserved].........................................................  19
  5.18.Agreements.........................................................  19
  5.19.Parent Board of Directors..........................................  19
  5.20.Takeover Statute...................................................  19
ARTICLE 6 CONDITIONS......................................................  20
  6.1.Conditions to Each Party's Obligation to Effect the Merger..........  20
  6.2.Conditions to Obligation of the Company to Effect the Merger........  20
  6.3.Conditions to Obligation of Parent and Merger Sub to Effect the
   Merger.................................................................  21
ARTICLE 7 TERMINATION.....................................................  21
  7.1.Termination by Mutual Consent.......................................  21
  7.2.Termination by Either Parent or the Company.........................  21
  7.3.Termination by the Company..........................................  21
  7.4.Termination by Parent...............................................  22
  7.5.Effect of Termination and Abandonment...............................  22
  7.6.Extension; Waiver...................................................  23
ARTICLE 8 GENERAL PROVISIONS..............................................  23
  8.1.Nonsurvival of Representations, Warranties and Agreements...........  23
  8.2.Notices.............................................................  23
  8.3.Assignment; Binding Effect..........................................  24
  8.4.Entire Agreement....................................................  24
  8.5.Amendment...........................................................  24
  8.6.Governing Law.......................................................  24
  8.7.Counterparts........................................................  24
  8.8.Headings............................................................  24
  8.9.Interpretation......................................................  24
  8.10.Waivers............................................................  24
  8.11.Incorporation of Exhibits..........................................  24
  8.12.Severability.......................................................  25
  8.13.Enforcement of Agreement...........................................  25
  8.14.Subsidiaries.......................................................  25

                         AGREEMENT AND PLAN OF MERGER

  AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of July 2, 1997, between Lockheed Martin Corporation, a Maryland corporation ("Parent"), Hurricane Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Northrop Grumman Corporation, a Delaware corporation (the "Company"), as amended as of September 29, 1997.

                                   RECITALS

  The Boards of Directors of Parent and the Company each have determined that a business combination between Parent and the Company is in the best interests of their respective companies and stockholders and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits, and accordingly have agreed to effect the merger provided for herein upon the terms and subject to the conditions set forth herein.

  It is intended that for federal income tax purposes, the merger provided for herein shall qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and that for financial accounting purposes the Merger shall be accounted for as a pooling of interests.

  Merger Sub is a wholly owned subsidiary of Parent and has been formed solely to facilitate the Merger (as defined herein) and will conduct no business or activity other than in connection with the Merger.

  NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE 1

                                  THE MERGER

  1.1. The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company in accordance with this Agreement, and the separate corporate existence of Merger Sub shall thereupon cease (the "Merger"). The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. The Merger shall have the effects specified in the Delaware General Corporation Law (the "DGCL").

  1.2. The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place (a) at the offices of Dewey Ballantine, 1301 Avenue of the Americas, New York, New York 10019, at 10:00 a.m., local time, on the first business day immediately following the day on which the last to be fulfilled or waived of the conditions set forth in
Article 6 shall be fulfilled or waived in accordance herewith or (b) at such other time, date or place as Parent and the Company may agree. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

  1.3. Effective Time. If all the conditions set forth in Article 6 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article 7, the parties hereto shall cause a Certificate of Merger meeting the requirements of Section 251 of the DGCL to be properly executed and filed in accordance with such Section on the Closing Date. The Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time which the parties hereto shall have agreed upon and designated in such filing as the effective time of the Merger (the "Effective Time").

  1.4. Certificate of Incorporation and By-Laws. The Certificate of Incorporation and By-Laws of Merger Sub in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation, until duly amended in accordance with applicable law.

  1.5. Directors of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time and until their successors are duly appointed or elected in accordance with applicable law.

  1.6. Officers of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time and until their successors are duly appointed or elected in accordance with applicable law.

                                   ARTICLE 2

                     CONVERSION AND EXCHANGE OF SECURITIES

  2.1. Merger Sub Stock. At the Effective Time, each share of common stock, par value $.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock, par value $1.00 per share, of the Surviving Corporation.

  2.2. Company Stock. (a) At the Effective Time, each share of common stock, par value $1.00 per share (the "Company Common Stock"), of the Company issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive 1.1923 shares of common stock, par value $1.00 per share (the "Parent Common Stock"), of Parent (the "Exchange Ratio").

  (b) As a result of the Merger and without any action on the part of the holder thereof, at the Effective Time all shares of Company Common Stock shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and each holder of shares of Company Common Stock shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except the right to receive, without interest, the Exchange Ratio and cash for fractional shares of Parent Common Stock in accordance with Sections 2.3(b) and 2.3(e) upon the surrender of a certificate (a "Certificate") representing such shares of Company Common Stock.

  (c) Each share of Company Common Stock issued and held in the Company's treasury at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be cancelled and retired without payment of any consideration therefor.

  (d) At the Effective Time, each option to purchase shares of Company Common Stock outstanding at the Effective Time under any Company stock option plan (a "Company Option") shall, by virtue of the Merger and without any further action on the part of the Company or the holder of any such Company Option, be assumed by Parent and shall be converted into an option to purchase Parent Common Stock. Each Company Option assumed by Parent shall be exercisable upon the same terms and conditions as under the applicable Company stock option plan and the applicable option agreement issued thereunder, except that (i) each such Company Option shall be exercisable for that whole number of shares of Parent Common Stock (rounded to the nearest whole share) into which the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time would be converted under Section 2.2(a), and (ii) the option price per share of Parent Common Stock shall be an amount equal to the option price per share of Company Common Stock subject to such Company Option divided by the Exchange Ratio (the option price per share being rounded to the nearest full cent). No payment shall be made for fractional interests, rather, the aggregate number of shares to be issued under any assumed Company Option shall be rounded to the nearest whole number. At the Effective Time, each share of Company Common Stock subject to transfer or vesting restrictions (the "Restricted Stock") shall upon conversion into the Parent Common Stock under Section 2.2(a) be subject to the same terms and conditions, including transfer restrictions and vesting schedule, as the Restricted Stock. The number of shares of Company Common Stock issued as of the Effective Time for the restricted performance stock rights shall be determined in accordance with the provisions of the Company's 1993 Long Term Incentive Plan and shall be converted into Parent Common Stock under Section 2.2(a).

  2.3. Exchange of Certificates Representing Company Common Stock.

  (a) As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article 2, certificates representing the shares of Parent Common Stock to be issued in connection with the Merger and Parent's good faith estimate of the cash in lieu of fractional shares expected to be payable in connection with the Merger (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto (relating to record dates for such dividends or distributions after the Effective Time), being hereinafter referred to as the "Exchange Fund") to be issued pursuant to Section 2.2 and paid pursuant to this Section
2.3 in exchange for outstanding shares of Company Common Stock.

  (b) Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to such shares of Company Common Stock shall pass, only upon delivery of the Certificates representing such shares to the Exchange Agent and which shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Exchange Ratio and cash in lieu of fractional shares. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of the shares represented by such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock and (y) a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article 2, after giving effect to any required withholding tax, and the shares represented by the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash payable to holders of shares of Company Common Stock. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, together with a check for the cash to be paid may be issued to such a transferee if the Certificate representing such Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

  (c) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared after the Effective Time on Parent Common Stock shall be paid with respect to any shares of Company Common Stock represented by a Certificate until such Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and
(ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock, less the amount of any withholding taxes which may be required thereon.

  (d) At or after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for certificates for shares of Parent Common Stock and cash deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article 2. Certificates surrendered for exchange by any person constituting an "affiliate" of the Company for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged until Parent has received a written agreement from such person as provided in
Section 5.11.

  (e) No fractional shares of Parent Common Stock shall be issued pursuant hereto. In lieu of the issuance of any fractional share of Parent Common Stock, cash adjustments will be paid to holders in respect of any fractional share of Parent Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to such fractional proportion of the "Average Price" of a share of Parent Common Stock. The "Average Price" of a share of Parent Common Stock shall be the average of the closing sales prices thereof as reported on The New York Stock Exchange (the "NYSE") Composite Tape (as reported by The Wall Street Journal or, if not reported thereby, by another authoritative source) over the ten (10) business days immediately preceding the Closing Date.

  (f) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of Parent Common Stock) that remains unclaimed by the former stockholders of the Company one year after the Effective Time shall be delivered to the Surviving Corporation. Any former stockholders of the Company who have not theretofore complied with this
Article 2 shall thereafter look only to the Surviving Corporation for payment of their shares of Parent Common Stock, cash and unpaid dividends and distributions on Parent Common Stock deliverable in respect of each share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

  (g) None of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  (h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and cash deliverable in respect thereof pursuant to this Agreement.

  2.4. Adjustment of Exchange Ratio.

  In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock, respectively, shall have been changed into a different number of shares or a different class as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, combination, exchange, recapitalization or other similar transaction, the Exchange Ratio shall be appropriately adjusted.

                                   ARTICLE 3

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  Except as set forth in the disclosure schedule delivered at or prior to the execution hereof to Parent (the "Company Disclosure Schedule") or in the Company Reports (as defined below), the Company represents and warrants to Parent as of the date of this Agreement as follows:

  3.1. Existence; Good Standing; Corporate Authority; Compliance With Law. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. The Company is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other state of the United States in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified or to be in good standing would not have a Company Material Adverse Effect. For the purposes of this Agreement, "Company Material Adverse Effect" means a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries (as defined in Section 8.14) taken as a whole, other than any effects or changes arising out of, resulting from or relating to general economic, financial or industry conditions. The Company has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as now conducted. Each of the Company's Significant Subsidiaries (as defined in Section 8.14 hereof) is a corporation or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or partnership power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which the Company or any of its Subsidiaries or any of their respective properties or assets is subject, other than any violations which would not have a Company Material Adverse Effect. The Company and its Subsidiaries have obtained all licenses, permits and other authorizations and have taken all actions required by applicable law or governmental regulations in connection with their business as now conducted, except where the failure to obtain any such item or to take any such action would not have a Company Material Adverse Effect.

  3.2. Authorization, Validity and Effect of Agreements. The Company has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. Subject only to the approval of this Agreement and the transactions contemplated hereby by the holders of a majority of the outstanding shares of Company Common Stock, the consummation by the Company of the transactions contemplated hereby has been approved by the Board of Directors of the Company and duly authorized by all requisite corporate action. This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto for value received) will constitute, the valid and legally binding obligations of the Company, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

  3.3. Capitalization. The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share (the "Company Preferred Stock"). As of May 31, 1997, there were 58,059,010 shares of Company Common Stock, and no shares of Company Preferred Stock, issued and outstanding. From such date to the date of this Agreement, no additional shares of capital stock of the Company have been issued, except pursuant to the exercise of options outstanding under Company Stock Option Plans. As of May 31, 1997, options to acquire 3,505,996 shares of Company Common Stock were outstanding. From such date to the date of this Agreement, no additional options have been granted. The Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except as described above, and except for 1,818,143 restricted performance stock rights, 40,290 restricted stock rights, and 5,750 restricted award shares of the Company outstanding as of the date hereof, there are not at the date of this Agreement any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments (other than the Agreement and Plan of Merger, dated May 4, 1997, between the Company, Logicon, Inc. and NG Acquisition, Inc. (the "Logicon Merger Agreement")) which obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock of the Company or any of its Subsidiaries. After the Effective Time, the Surviving Corporation will have no obligation to issue, transfer or sell any shares of capital stock or other securities of the Company or the Surviving Corporation pursuant to any Company Benefit Plan (as defined in Section 3.11).

  3.4. [Reserved].

  3.5. No Violation. Except as set forth in Section 3.5 of the Company Disclosure Schedule, neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof, will: (i) conflict with or result in a breach of any provisions of the Certificate of Incorporation or Bylaws of the Company; (ii) result in a breach or violation of, a default under, or the triggering of any payment or other material obligations pursuant to, or accelerate vesting under, any existing Company Stock Option Plan, or any grant or award made under any of the foregoing; (iii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination or in a right of termination or cancellation of, accelerate the performance required by, result in the triggering of any payment or other material obligations pursuant to, result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties of the Company or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any material license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their respective properties is bound or affected, except for any of the foregoing matters which would not have a Company Material Adverse Effect; or (iv) other than the filings provided for in Article 1, applicable federal, state and local regulatory filings, filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities and "Blue Sky" laws or filings in connection with the maintenance of qualification to do business in other jurisdictions (collectively, the "Regulatory Filings"), require any consent, approval or authorization of, or declaration, filing or registration with, any domestic governmental or regulatory authority, other than approvals or filings which, if not obtained or made would not have a Company Material Adverse Effect.

  3.6. SEC Documents. For the purposes of this Agreement, the "Company Reports" means each registration statement, report, proxy statement or information statement (as defined in Regulation 14C under the Exchange Act) of the Company prepared by it since January 1, 1995, in the form (including exhibits and any amendments thereto) filed with the Securities and Exchange Commission (the "SEC"). As of their respective dates, the Company Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets of the Company included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the consolidated statements of income, retained earnings and cash flows of the Company included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings or cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Neither the Company nor any of its Subsidiaries has any liabilities or obligations required to be disclosed in a balance sheet or the notes thereto prepared in accordance with generally accepted accounting principles consistently applied, except (a) liabilities or obligations reflected on, or reserved against in, a balance sheet of the Company or in the notes thereto, and included in the Company Reports and (b) liabilities or obligations incurred since March 31, 1997 in the ordinary course of business.

  3.7. Investigations; Litigation. Except as set forth in Section 3.7 or
Section 3.10 of the Company Disclosure Schedule, (a) to the knowledge of the Company, no material investigation by any governmental entity with respect to the Company or any of its Subsidiaries is pending or threatened nor has any governmental entity indicated to the Company an intention to conduct the same except for any of the foregoing which would not have a Company Material Adverse Effect; and (b) there are no actions, suits or proceedings pending against the Company or its Subsidiaries or, to the knowledge of the Company, threatened against the Company or its Subsidiaries, at law or in equity, or before or by any federal or state commission, board, bureau, agency or instrumentality, that are reasonably likely to have a Company Material Adverse Effect.

  3.8. Absence of Certain Changes. Since December 31, 1996, the Company has conducted its business only in the ordinary course of such business, and there has not been (i) any Company Material Adverse Effect or any event which is reasonably likely to result in a Company Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to its capital stock (other than the regular quarterly cash dividends of $0.40 per share, payable on Company Common Stock); or (iii) any material change in its accounting principles, practices or methods.

  3.9. Taxes. The Company and each of its Subsidiaries (i) have timely filed all material federal, state and foreign tax returns required to be filed by any of them for tax years ended prior to the date of this Agreement or requests for extensions have been timely filed and any such request shall have been granted and not expired, and all such returns are complete in all material respects, (ii) have paid or accrued all taxes shown to be due and payable on such returns and (iii) have properly accrued all such taxes for such periods subsequent to the periods covered by such returns.

  3.10. Contracts. (a) Except as disclosed in Section 3.7 or Section 3.10 of the Company Disclosure Schedule, to the knowledge of the Company, with respect to Government Contracts, there is, as of the date hereof, no (i) civil fraud or criminal investigation by any government investigative agency that is reasonably likely to have a Company Material Adverse Effect, (ii) suspension or debarment proceeding (or equivalent proceeding) against the Company or any of its Subsidiaries that is reasonably likely to have a Company Material Adverse Effect, (iii) request by the government for a contract price adjustment based on a claimed disallowance by Defense Contract Audit Agency or claim of defective pricing in excess of $40 million, (iv) dispute between the Company or any of its Subsidiaries and the U.S. Government which, since June 30, 1996, has resulted in a government contracting officer's determination and finding final decision where the amount in controversy exceeds or is expected to exceed $40 million or (v) claim or equitable adjustment by the Company or any of its Subsidiaries against the U.S. Government or any third party in excess of $40 million.

  (b) For the purposes of this Agreement, with respect to any party, "Government Contract" means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract, purchase order, delivery order, change order, Bid or other arrangement of any kind between such party or any of its Subsidiaries and (i) the U.S. Government (acting on its own behalf or on behalf of another country or international organization), (ii) any prime contractor of the U.S. Government or (iii) any subcontractor with respect to any contract of a type described in clauses (i) or (ii) above. For the purposes of this Agreement, with respect to any party, "Bid" means any quotation, bid or proposal made by such party or any of its Subsidiaries that if accepted or awarded would lead to a Contract with the U.S. Government or any other person for the design, manufacture and sale of products or the provision of services. For the purposes of this Agreement, with respect to any party, "Contracts" means all contracts, agreements, leases (including leases of real property), licenses, commitments, sales and purchase orders, intercompany work transfer agreements) with respect to work by or for another of such party's businesses) and other instruments of any kind, whether written or oral.

  3.11. Employee Benefit Plans.

  For the purpose of this Agreement, "Company Benefit Plans" means all employee benefit plans and other benefit arrangements covering employees or former employees of the Company and its Subsidiaries and all employee agreements providing compensation, severance or other benefits to any employee or former employee of the Company or any of its Subsidiaries. With respect to each Company Benefit Plan that is intended to be a "qualified plan" within the meaning of Section 401(a) of the Internal Revenue Code (the "Code"), either the

Internal Revenue Service (the "IRS") has issued a favorable determination letter that has not been revoked, or an application for a favorable determination letter was timely submitted to the IRS for which no final action has been taken by the IRS. To the knowledge of the Company, there is no reason that is not susceptible to cure why the qualified status under Section 401(a) of the Code of any Company Benefit Plan would be denied or revoked, whether retroactively or prospectively. Except as would not have a Company Material Adverse Effect, no Company Benefit Plan, any fiduciary thereof, nor the Company has incurred any liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA. Except as would not have a Company Material Adverse Effect, each Company Benefit Plan has been maintained and administered in all material respects in compliance with its terms and with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code to the extent applicable thereto. Except as would not have a Company Material Adverse Effect, neither the Company nor any ERISA Affiliate (during the period of its affiliated status and prior thereto, to its knowledge) has any existing liability currently due and payable that has not been satisfied in full under Title IV of ERISA or Section 412 of the Code. To the knowledge of the Company, there are no current plans to terminate, whether voluntarily or involuntarily any materially underfunded pension plans of the Company or any ERISA Affiliate that are subject to Title IV of ERISA. Except as would not have a Company Material Adverse Effect, to the knowledge of the Company, there are no pending or anticipated claims against or otherwise involving any of the Company Benefit Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of the Company Benefit Plan activities) has been brought against or with respect to any such Company Benefit Plan, except for any of the foregoing which would not have a Company Material Adverse Effect. All material contributions required to be made as of the date hereof to the Company Benefit Plans have been made or provided for. Except as set forth in Section 3.11 of the Company Disclosure Schedule, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee. The only material severance agreements or severance policies applicable to the Company or its Subsidiaries are the agreements and policies specifically referred to in Section 3.11 of the Company Disclosure Schedule.

  For purposes of this Agreement "ERISA Affiliate" means any business or entity which is a member of the same "controlled group of corporations," under "common control" or an "affiliated service group" with an entity within the meanings of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with the entity under Section 414(o) of the Code, or is under "common control" with the entity, within the meaning of Section 4001(a)(14) of ERISA, or any regulations promulgated or proposed under any of the foregoing Sections.

  3.12. No Brokers. The Company has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of the Company or Parent to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that the Company has retained Salomon Brothers Inc as its financial advisor, the arrangements with which have been disclosed in writing to Parent prior to the date hereof. Other than the foregoing arrangements, the Company is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

  3.13. Opinion of Financial Advisor. The Company has received the opinion of Salomon Brothers Inc to the effect that, as of the date hereof, the Exchange Ratio is fair to the holders of Company Common Stock from a financial point of view.

  3.14. Parent Stock Ownership. Neither the Company nor any of its Subsidiaries owns any shares of Parent Common Stock or other securities convertible into Parent Common Stock.

  3.15. Pooling of Interests; Tax Reorganization. In the judgment of the Company, the Company and its Subsidiaries have not taken (or as of the date hereof failed to take) any action which would prevent the accounting for the Merger as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16 ("APB No. 16"), the interpretative releases issued pursuant thereto, and the pronouncements of the SEC. To the knowledge of the Company, the Company has not taken or failed to take any action which would prevent the Merger from constituting a reorganization within the meaning of section 368(a) of the Code.

  3.16. Environmental Matters. Except as set forth in Section 3.16 of the Company Disclosure Schedule or as described in the Company Reports, the Company and each of its Subsidiaries are in material compliance with all applicable federal, state and local laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, "Environmental Laws"), except for instances of noncompliance that individually or in the aggregate do not, and, insofar as reasonably can be foreseen, in the future would not, have a Company Material Adverse Effect. Such compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. Neither the Company nor any of its Subsidiaries has received written notice of, or to the knowledge of the Company, is the subject of, any actions, causes of action, claims, investigations, demands or notices by any person or entity alleging liability under or noncompliance with any Environmental Law ("Environmental Claims") that individually or in the aggregate would have a Company Material Adverse Effect. To the knowledge of the Company, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future.

                                   ARTICLE 4

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

  Except as set forth in the disclosure schedule delivered at or prior to the execution hereof to the Company (the "Parent Disclosure Schedule") or in the Parent Reports (as defined below), Parent and Merger Sub represent and warrant to the Company as of the date of this Agreement as follows:

  4.1. Existence; Good Standing; Corporate Authority; Compliance With
Law. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. Parent is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other state of the United States in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified or to be in good standing would not have a Parent Material Adverse Effect. For the purposes of this Agreement, "Parent Material Adverse Effect" means a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, other than effects or changes arising out of, resulting from or relating to general economic, financial or industry conditions. Parent has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as now conducted. Each of Parent's Significant Subsidiaries is a corporation or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or partnership power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary is in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which Parent or any of its Subsidiaries or any of their respective properties or assets is subject, other than any violations which would not have a Parent Material Adverse Effect. Parent and its Subsidiaries have obtained all licenses, permits and other authorizations and have taken all actions required by applicable law or governmental regulations in connection with their business as now conducted, except where the failure to obtain any such item or to take any such action would not have a Parent Material Adverse Effect.

  4.2. Authorization, Validity and Effect of Agreements. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. Subject only to the approval of the issuance of Parent Common Stock pursuant to this Agreement by the holders of a majority of the outstanding shares of Parent Common Stock (the "Parent Stockholder Approval"), the consummation by Parent and Merger Sub of the transactions contemplated hereby has been approved by the Board of Directors of Parent and duly authorized by all requisite corporate action. This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto for value received) will constitute, the valid and legally binding obligations of Parent and Merger Sub, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

  4.3. Capitalization. The authorized capital stock of Parent consists of 750,000,000 shares of Parent Common Stock, 50,000,000 shares of Series Preferred Stock, par value $1.00 per share (the "Parent Series Preferred Stock") and 20,000,000 shares of Series A preferred stock, par value $1.00 per share (the "Parent Preferred Stock"). As of April 30, 1997, there were 193,128,187 shares of Parent Common Stock and 20,000,000 shares of Parent Preferred Stock issued and outstanding. From such date to the date of this Agreement, no additional shares of capital stock of Parent have been issued, except pursuant to the exercise of options outstanding under Parent's stock option and employee stock purchase plans (the "Parent Stock Option Plans"). As of May 30, 1997, options to acquire 11,833,826 shares of Parent Common Stock were outstanding. From such date to the date of this Agreement, no additional options have been granted. Parent has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. All such issued and outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except as contemplated by this Agreement, there are not at the date of this Agreement any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate Parent or any of its Subsidiaries to issue, transfer or sell any shares of capital stock of Parent or any of its Subsidiaries (other than under Parent Stock Option Plans).

  4.4. Merger Sub. The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $.01 per share, all of which shares are issued and outstanding and owned by Parent. Notwithstanding any provisions to the contrary, Parent may, in its sole discretion, increase the number of shares of authorized common stock of Merger Sub and the number of shares of common stock of Merger Sub issued and outstanding owned by Parent. Merger Sub has not engaged in any activities other than in connection with the transactions contemplated by this Agreement.

  4.5. No Violation. Neither the execution and delivery by Parent and Merger Sub of this Agreement, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby in accordance with the terms hereof, will:
(i) conflict with or result in a breach of any provisions of the Certificate of Incorporation or Bylaws of Parent or Merger Sub; (ii) result in a breach or violation of, a default under, or the triggering of any payment or other material obligations pursuant to, or accelerate vesting under, any of the Parent Stock Option Plans, or any grant or award under any of the foregoing;
(iii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination or in a right of termination or cancellation of, accelerate the performance required by, result in the triggering of any payment or other material obligations pursuant to, result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties of Parent or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any material license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which Parent or any of its Subsidiaries is a party, or by which Parent or any of its Subsidiaries or any of their respective properties is bound or affected, except for any of the foregoing matters which would not have a Parent Material Adverse Effect; or (iv) other than the Regulatory Filings, require any consent, approval or authorization of, or declaration, filing or registration with, any domestic governmental or regulatory authority, other than approvals or filings which, if not obtained or made would not have a Parent Material Adverse Effect.

  4.6. SEC Documents. For the purposes of this Agreement, the "Parent Reports" means each registration statement, report, proxy statement or information statement of Parent prepared by it since January 1, 1995, in the form (including exhibits and any amendments thereto) filed with the SEC. As of the respective dates, the Parent Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents the consolidated financial position of Parent and its Subsidiaries as of its date, and each of the consolidated statements of income, retained earnings and cash flows included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings or cash flows, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Neither Parent nor any of its Subsidiaries has any liabilities or obligations required to be disclosed in a balance sheet of Parent or in the notes thereto prepared in accordance with generally accepted accounting principles consistently applied except (a) liabilities or obligations reflected on, or reserved against in, a balance sheet of Parent or in the notes thereto, and included in the Parent Reports and (b) liabilities or obligations incurred since March 31, 1997 in the ordinary course of business.

  4.7. Investigations; Litigation. Except as set forth in Section 4.7 of the Parent Disclosure Schedule, (a) to the knowledge of Parent, no material investigation by any governmental entity with respect to Parent or any of its Subsidiaries is pending (or, to Parent's knowledge, threatened) nor has any governmental entity indicated to Parent an intention to conduct the same; and
(b) there are no actions, suits or proceedings pending against Parent or its Subsidiaries or, to the knowledge of Parent, threatened against Parent or its Subsidiaries, at law or in equity, or before or by any federal or state commission, board, bureau, agency or instrumentality, that are reasonably likely to have a Parent Material Adverse Effect.

  4.8. Absence of Certain Changes. Since December 31, 1996, Parent has conducted its business only in the ordinary course of such business, and there has not been (i) any Parent Material Adverse Effect or any event which is reasonably likely to result in a Parent Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to its capital stock (other than the regular quarterly cash dividends of $0.40 per share, payable on Parent Common Stock); or (iii) any material change in its accounting principles, practices or methods.

  4.9. Taxes. Parent and each of its Subsidiaries (i) have timely filed all material federal, state and foreign tax returns required to be filed by any of them for tax years ended prior to the date of this Agreement or requests for extensions have been timely filed and any such request shall have been granted and not expired, and all such returns are complete in all material respects,
(ii) have paid or accrued all taxes shown to be due and payable on such returns and (iii) have properly accrued all such taxes for such periods subsequent to the periods covered by such returns.

  4.10. Contracts. Except as disclosed in Section 4.10 of the Parent Disclosure Schedule, to the knowledge of Parent, with respect to Government Contracts, there is, as of the date hereof, no (i) civil fraud or criminal investigation by any government investigative agency that is reasonably likely to have a Parent Material Adverse Effect, (ii) suspension or debarment proceeding (or equivalent proceeding) against Parent or any of its Subsidiaries that is reasonably likely to have a Parent Material Adverse Effect, (iii) request by the government for a contract price adjustment based on a claimed disallowance by Defense Contract Audit Agency or claim of defective pricing in excess of $120 million, (iv) dispute between Parent or any of its Subsidiaries and the U.S. Government which, since June 30, 1996, has resulted in a government contracting officer's determination and finding final decision where the amount in controversy exceeds or is expected to exceed $120 million or (v) claim or equitable adjustment by Parent or any of its Subsidiaries against the U.S. Government or any third party in excess of $120 million.

  4.11. Employee Benefit Plans.

  For the purpose of this Agreement, "Parent Benefit Plans" means all employee benefit plans and other benefit arrangements covering employees or former employees of Parent and its Subsidiaries and all employee agreements providing compensation, severance or other benefits to any employee or former employee of Parent or any of its Subsidiaries. With respect to each Parent Benefit Plan that is intended to be a "qualified plan" within the meaning of Section 401(a) of the Code, either the IRS has issued a favorable determination letter that has not been revoked, or an application for a favorable determination letter was timely submitted to the IRS for which no final action has been taken by the IRS. To the knowledge of Parent, there is no reason that is not susceptible to cure why the qualified status under Section 401(a) of the Code of any Parent Benefit Plan would be denied or revoked, whether retroactively or prospectively. Except as would not have a Parent Material Adverse Effect, no Parent Benefit Plan, any fiduciary thereof, nor Parent has incurred any liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA. Except as would not have a Parent Material Adverse Effect, each Parent Benefit Plan has been maintained and administered in all material respects in compliance with its terms and with the ERISA, and the Code to the extent applicable thereto. Except as would not have a Parent Material Adverse Effect, neither Parent nor any ERISA Affiliate (during the period of its affiliated status and prior thereto, to its knowledge) has any existing liability currently due and payable that has not been satisfied in full under Title IV of ERISA or Section 412 of the Code. To the knowledge of Parent, there are no current plans to terminate, whether voluntarily or involuntarily, any materially underfunded pension plans of Parent or any ERISA Affiliate that are subject to Title IV of ERISA. Except as would not have a Parent Material Adverse Effect, to the knowledge of Parent, there are no pending or anticipated claims against or otherwise involving any of the Parent Benefit Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of the Parent Benefit Plan activities) has been brought against or with respect to any such Parent Benefit Plan, except for any of the foregoing which would not have a Parent Material Adverse Effect. All material contributions required to be made as of the date hereof to the Parent Benefit Plans have been made or provided for. Except as set forth in Section 4.11 of the Parent Disclosure Schedule, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee.

  4.12. No Brokers. Parent has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of the Company or Parent to pay any finder's fee, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Parent has retained Bear, Stearns & Co. Inc. and Lehman Brothers as its financial advisors. Other than the foregoing arrangements, the Company is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

  4.13. Opinion of Financial Advisor. Parent has received the opinion of Bear, Stearns & Co. Inc. to the effect that as of the date hereof, the consideration to be paid by Parent pursuant to the Merger is fair to Parent from a financial point of view.

  4.14. Company Stock Ownership. Neither Parent nor any of its Subsidiaries owns any shares of Company Common Stock or other securities convertible into shares of Company Common Stock.

  4.15. Pooling of Interests; Tax Reorganization. In the judgment of Parent, Parent and its Subsidiaries have not taken (or as of the date hereof failed to take) any action which would prevent the accounting for the

Merger as a pooling of interests in accordance with APB No. 16, the interpretative releases issued pursuant thereto, and the pronouncements of the SEC. To the knowledge of the Parent, Parent has not taken or failed to take any action which would prevent the Merger from constituting a reorganization within the meaning of section 368(a) of the Code.

  4.16. Environmental Matters. Except as described in Parent Reports, Parent and each of its Subsidiaries are in material compliance with all applicable Environmental Laws, except for instances of noncompliance that individually or in the aggregate do not, and, insofar as reasonably can be foreseen, in the future would not, have a Parent Material Adverse Effect. Such compliance includes, but is not limited to, the possession by Parent and its Subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. Neither Parent nor any of its Subsidiaries has received written notice of, or to the knowledge of Parent, is the subject of, any Environmental Claims that individually or in the aggregate would have a Parent Material Adverse Effect. To the knowledge of Parent, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future.

                                   ARTICLE 5

                                   COVENANTS

  5.1. Alternative Proposals. The Company, its affiliates and their respective officers, directors, employees, representatives and agents shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or any of its Significant Subsidiaries or any business combination with the Company or any of its Significant Subsidiaries. The Company may, directly or indirectly, furnish information and access, in each case only in response to unsolicited requests therefor, to any corporation, partnership, person or other entity or group pursuant to confidentiality agreements, and may participate in discussions and negotiate with such entity or group concerning any merger, sale of material assets, sale of shares of capital stock or similar transaction involving the Company or any Significant Subsidiary (a "Transaction"), if such entity or group has submitted a written proposal to the Board relating to any such transaction (an "Alternative Proposal") and the Board by a majority vote determines in its good faith judgment, based as to legal matters on the advice of legal counsel, that failing to take such action would constitute a breach of the Board's fiduciary duty. The Board shall provide a copy of any such written proposal to Parent or Merger Sub immediately after receipt thereof. Except as set forth above, neither the Company or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent and Merger Sub, any affiliate or associate of Parent and Merger Sub or any designees of Parent and Merger Sub) concerning any merger, sale of material assets, sale of shares of capital stock or similar transaction involving the Company or any Significant Subsidiary; provided, however, that nothing herein shall prevent the Board from taking, and disclosing to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offers, provided, further, that the Board shall not recommend that the stockholders of the Company tender their Shares in connection with any such tender offer unless the Board by a majority vote determines in its good faith judgment, based as to legal matters on the advice of legal counsel, that failing to take such action would constitute a breach of the Board's fiduciary duty. Nothing in this Section 5.1 shall (x) permit the Company to terminate this Agreement (except as specifically provided in Article 7 hereof), (y) permit the Company to enter into any agreement with respect to a Transaction during the term of this Agreement (it being agreed that during the term of this Agreement, the Company shall not enter into any agreement with any person that provides for, or in any way facilitates, a Transaction (other than a confidentiality agreement in customary form)), or
(z) affect any other obligation of the Company under this Agreement. Nothing in this Section 5.1 shall preclude the Company from consummating the transactions contemplated by the Logicon Merger Agreement.

  5.2. Interim Operations of the Company.

  (a) Prior to the Effective Time, except as set forth in Section 5.2 of the Company Disclosure Schedule or as contemplated by any other provision of this Agreement and except as contemplated by the Logicon Merger Agreement, unless Parent has consented in writing thereto, the Company:

    (i) shall, and shall cause each of its Subsidiaries to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as heretofore conducted;

    (ii) shall use its reasonable efforts, and shall cause each of its Subsidiaries to use its reasonable efforts, to preserve intact their business organizations and goodwill, keep available the services of their respective officers and employees and maintain satisfactory relationships with those persons having business relationships with them;

    (iii) shall not, and shall cause its Subsidiaries not to, amend their respective Certificates of Incorporation or Bylaws or comparable governing instruments (other than amendments which are not material to the Company or to the consummation of the transactions contemplated by this Agreement);

    (iv) shall promptly notify Parent of (x) any material change in its condition (financial or otherwise), business, properties, assets, liabilities or the normal course of its business or of its properties, (y) any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or (z) the breach of any representation or warranty contained herein;

    (v) shall promptly deliver to Parent true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement;

    (vi) shall not, and shall not permit any of its Subsidiaries to, except
  (x) in the ordinary course of business consistent with past practice, (y) as otherwise provided in this Agreement, enter into or amend any employment, severance or similar agreements or arrangements with any of their respective directors or executive officers;

    (vii) subject to the provisions of Section 5.1, shall not, and shall not permit any of its Subsidiaries to, authorize, propose or announce an intention to authorize or propose, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of assets or securities, any disposition of assets or securities or any release or relinquishment of any contract rights in which, in any such case, the aggregate consideration for such transaction is in excess of $100 million or which would have an adverse impact on the Company's ability to consummate the Merger;

    (viii) shall not, and shall not permit any of its Subsidiaries to, issue any shares of their capital stock or securities, except upon exercise of options outstanding as of the date hereof to purchase up to 914,000 shares of Company Common Stock under Company Stock Option Plans, or effect any stock split or otherwise change its capitalization;

    (ix) shall not, and shall not permit any of its Subsidiaries to, grant, confer or award any options, appreciation rights, warrants, conversion rights, restricted stock, stock units, performance shares or other rights, not existing on the date hereof, with respect to any shares of its capital stock or other securities of the Company or its Subsidiaries;

    (x) shall not, and shall not permit any of its Subsidiaries to, take any actions which would, or would be reasonably likely to, prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code;

    (xi) shall not, and shall not permit any of its Subsidiaries to, amend in any material respect the terms of the Company Benefit Plans, including, without limitation, any employment, severance or similar agreements or arrangements in existence on the date hereof, or adopt any new employee benefit plans, programs or arrangements or any employment, severance or similar agreements or arrangements;

    (xii) shall not, and shall not permit any of its Subsidiaries to, (x) incur, create, assume or otherwise become liable for borrowed money or assume, guarantee, endorse or otherwise become responsible or liable for the obligations of any other individual, corporation or other entity or
  (y) make any loans or advances to any other person, except in each case in the ordinary course of business;

    (xiii) shall not, and shall not permit any of its Subsidiaries to, make any material tax election other than in the ordinary course, or without the consent of Parent, which shall not unreasonably be withheld, settle or compromise any material tax liability;

    (xiv) shall not, and shall not permit any of its Subsidiaries to, (y) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests (other than regular quarterly cash dividends not to exceed $0.40 per share of Company Common Stock and dividends and distributions from Subsidiaries of the Company to the Company or another of its Subsidiaries) or (z) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries, or make any commitment for any such action; and

    (xv) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions or take any action which would make any representation or warranty in Article 3 hereof untrue or incorrect as of the Closing Date.

  5.3. Interim Operations of Parent.

  (a) Prior to the Effective Time, except for the transactions currently being considered by Parent, which have been described to the Company (and which Parent shall not consummate prior to the Effective Time unless and until it shall have received a fairness opinion from an independent investment banking firm of national reputation reasonably satisfactory to the Company), or as contemplated by any other provision of this Agreement, unless the Company has consented in writing thereto, Parent:

    (i) shall not, and shall cause its Subsidiaries not to, amend their respective Certificates of Incorporation or Bylaws or comparable governing instruments (other than amendments which are not material to Parent or to the consummation of the transactions contemplated by this Agreement);

    (ii) shall promptly deliver to the Company true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement;

    (iii) shall not, and shall not permit any of its Subsidiaries to, authorize, propose or announce an intention to authorize or propose, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of assets or securities, any disposition of assets or securities or any release or relinquishment of any contract rights in which, in any such case, the aggregate consideration for such transaction is in excess of $500 million or which would have an adverse impact on Parent's ability to consummate the Merger;

    (iv) shall promptly notify the Company of (x) any material change in its condition (financial or otherwise), business, properties, assets, liabilities or the normal course of its business or of its properties, (y) any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or (z) the breach of any representation or warranty contained herein;

    (v) shall not, and shall not permit any of its Subsidiaries to, take any actions which would, or would be reasonably likely to, prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code;

    (vi) shall not declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock (other than regular quarterly cash dividends not to exceed $0.40 per share of Parent Common Stock and regular dividends on Parent Preferred Stock); and

    (vii) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions or take any action which would make any representation or warranty in Article 4 hereof untrue or incorrect as of the Closing Date.

  5.4. Meetings of Stockholders. Each of Parent and the Company will take all action necessary in accordance with applicable law and its Certificate of Incorporation and Bylaws to convene a meeting of its stockholders as promptly as practicable to consider and vote upon (i) in the case of Parent, the approval of the issuance of the shares of Parent Common Stock pursuant to the Merger contemplated hereby and (ii) in the case of the Company, the approval of this Agreement and the transactions contemplated hereby. The Board of Directors of each of Parent and the Company shall recommend such approval and Parent and the Company shall each take all lawful action to solicit such approval, including, without limitation, timely mailing the Proxy Statement/Prospectus (as defined in Section 5.9); provided, however, that such recommendation or solicitation shall not be required if and to the extent that the Board of Directors of Parent or the Company, as the case may be, determines, after the date hereof, and upon the advice of outside counsel, that the making of such recommendation or solicitation would involve a breach of its fiduciary duties to its stockholders imposed by law.

  5.5. Filings; Other Actions. Subject to the terms and conditions herein provided, the Company and Parent shall: (a) promptly make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the Merger; (b) use all reasonable efforts to cooperate with one another in (i) determining which other filings are required to be made prior to the Effective Time with, and which other consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; and (c) use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement.

  5.6. HSR Act. Subject to the following sentence, the parties shall take all actions necessary or appropriate to cause the prompt expiration or termination of any applicable waiting period under the HSR Act in respect of the Merger, including, without limitation, complying as promptly as practicable with any requests for additional information. Without limiting the generality of the foregoing, if it is necessary in order to terminate the waiting period under the HSR Act or otherwise to permit the Closing to take place, Parent agrees to use all reasonable efforts to divest any assets held as of the date of this Agreement by Parent or the Company (or their Subsidiaries), to use all reasonable efforts to hold such assets separate pending such divestiture, or to enter into a consent decree requiring it to use all reasonable efforts to divest such assets, and to take such further action in connection therewith as may be necessary to enable the Closing to take place on or prior to March 31, 1998; provided that Parent shall not be required to take any action pursuant to this Section 5.6 if the taking of such action would have a significant adverse effect on the business, results of operations or financial condition of Parent and the Company (and their Subsidiaries), taken as a whole following the Effective Time.

  5.7. Inspection of Records. From the date hereof to the Effective Time, each of the Company and Parent shall, and shall cause its Subsidiaries to, (i) allow all designated officers, attorneys, accountants and other representatives of the other party reasonable access at all reasonable times to its respective offices, records and files, correspondence, audits and properties, as well as to all information relating to its respective commitments, contracts, titles and financial position, or otherwise pertaining to its respective business and affairs, (ii) furnish to the other party and the other party's counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request and (iii) instruct its respective employees, counsel and financial advisors to cooperate with the other party in the other party's investigation of its respective business.

  5.8. Publicity. The initial press release relating to this Agreement shall be a joint press release and thereafter the Company and Parent shall, subject to their respective legal obligations (including requirements of stock exchanges and other similar regulatory bodies), consult with each other, and use reasonable efforts to agree upon the text of any press release, before issuing any such press release or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any federal or state governmental or regulatory agency or with any national securities exchange with respect thereto.

  5.9. Registration Statement. Parent and the Company shall cooperate and promptly prepare and Parent shall file with the SEC as soon as practicable a Registration Statement on Form S-4 (the "Form S-4") under the Securities Act, with respect to the Parent Common Stock issuable in the Merger, which Registration Statement shall contain the joint proxy statement with respect to the meetings of the stockholders of the Company and of Parent in connection with the Merger (the "Proxy Statement/Prospectus"). The parties will cause the Proxy Statement/Prospectus, and Parent will cause the Form S-4, to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Parent shall use all reasonable efforts, and the Company will cooperate with Parent, to have the Form S-4 declared effective by the SEC as promptly as practicable. Parent shall use its best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this Agreement. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus and the Form S-4 shall not (i) at the time the Form S-4 is declared effective, (ii) at the time the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to holders of Company Common Stock or holders of Parent Common Stock, (iii) at the time of the Company Stockholders' Meeting or the Parent Stockholder's Meeting and (iv) at the Effective Time, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement/Prospectus and the Form S-4 shall not (i) at the time the Form S-4 is declared effective, (ii) at the time the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to holders of Company Common Stock or holders of Parent Common Stock,
(iii) at the time of the Company Stockholders' Meeting or the Parent Stockholder's Meeting and (iv) at the Effective Time, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. No amendment or supplement to the Proxy Statement/Prospectus will be made by the Company without the approval of Parent. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

  5.10. Listing Application. Parent shall promptly prepare and submit to the NYSE a listing application covering the shares of Parent Common Stock issuable in the Merger, and shall use its best efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject to official notice of issuance.

  5.11. Affiliate Letters. At least 30 days prior to the Closing Date, the Company shall deliver to Parent a list of names and addresses of those persons who were, in the Company's reasonable judgment, at the record date for its stockholders' meeting to approve the Merger, "affiliates" (each such person, an "Affiliate") of the Company within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act. The Company shall provide Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. The Company shall use all reasonable efforts to deliver or cause to be delivered to Parent, prior to the Closing Date, from each of the Affiliates of the Company identified in the foregoing list, an Affiliate Letter in the form attached hereto as Exhibit A. Parent shall be entitled to place legends as specified in such Affiliate Letters on the certificates evidencing any Parent Common Stock to be received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of such Affiliate Letters.

  5.12. Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses except as expressly provided herein and except that the filing fee in connection with the filing of the Form S-4 or Proxy Statement/Prospectus with the SEC and the expenses incurred in connection with printing and mailing the Form S-4 and the Proxy Statement/Prospectus shall be shared equally by the Company and Parent.

  5.13. Indemnity; Insurance. Parent agrees (i) that all rights to indemnification for acts or omissions occurring prior to the Effective Time in favor of the current or former directors or officers of the Company as provided in the Certificate of Incorporation or Bylaws of the Company shall survive the Merger and shall continue in full force and effect in accordance with their terms from the Effective Time of the Merger until the expiration of the applicable statute of limitations with respect to any claims against the current or former directors or officers of the Company arising out of such acts or omissions and (ii) to cause the Surviving Corporation to indemnify such current and former directors and officers in accordance with such rights of indemnification. For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to maintain officers' and directors' liability insurance for all persons currently covered under the Company's officers' and directors' liability insurance policies, in their capacities as officers and directors, on terms substantially no less advantageous to the covered persons than such existing insurance; provided, however, that Parent shall not be required in order to maintain or procure such coverage to pay an annual premium in excess of 150% of the current annual premium paid by the Company for its existing coverage (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of 150% of the Cap, Parent shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

  5.14. Employee Benefits

  (a) For a period of two years following the Effective Time, Parent shall provide to persons who are employees of the Company or any of its Subsidiaries at the Effective Time (the "Company Personnel") employee benefit plans, programs and arrangements which in the aggregate are substantially comparable to those employee benefit plans, programs and arrangements generally provided to the employees of the Company or its Subsidiaries immediately prior to the Effective Time; provided, however, that subject to the foregoing, Parent shall not be precluded from amending or terminating any particular plan, program or arrangement.

  (b) Following the Effective Time, Parent shall cause the Company Benefit Plans to continue to recognize the service credit of the Company Personnel accrued as of the Effective Time under the Company Benefit Plans for purposes of participation, eligibility, vesting of benefits and benefit accrual, subject to the terms of such Company Benefit Plans, and such service credit shall also be recognized for purposes of participation, eligibility and vesting under any successor plans.

  (c) In the event of any change in coverage that applies generally to the Company Personnel during the two-year period following the Effective Time under any Company Benefit Plan that provides medical or health benefits, Parent shall cause such plan to recognize credit toward satisfying deductible expense requirements, out-of-pocket expense limits and maximum lifetime benefit limits of such Company Personnel or their eligible dependents, and to waive any pre-existing condition, exclusion or limitation, as and to the extent any such matter would previously have been recognized or waived (as the case may be) under the applicable Company Benefit Plan.

  (d) Parent shall cause the Surviving Corporation to honor in accordance with their terms and to perform the obligations of the Company under the severance and retention plans and agreements listed on Section 5.14 of the Company Disclosure Schedule.

  (e) Prior to the Effective Time, the Company may enter into retention agreements with not more than 67 of its key employees to be identified and selected by the Company after consultation with Parent. The Company hereby represents and warrants that the maximum amount payable under all such retention agreements in the aggregate shall not exceed $15 million.

  (f) Prior to the Effective Time, the Company shall cause to be amended each of the Company Benefit Plans (and/or related funding arrangements) listed on
Section 5.14 of the Company Disclosure Schedule to eliminate all provisions that would become effective upon a "Change in Control" of the Company (or any similar triggering event), as and to the extent such amendments are consistent with requirements of law.

  (g) Following the Effective Time, Parent shall cause Company Personnel who have previously been granted Company stock options to be eligible to participate in the Parent stock option plan. At the first meeting of the Compensation Committee of the Parent Board of Directors following the Effective Time at which stock options are granted to Parent employees generally, Parent shall cause a recommendation to be made to the Compensation Committee to grant options under the Parent stock option plan to such Company Personnel on a basis that takes into consideration the Company stock options previously granted to such Company Personnel. If the Effective Time occurs after the first such meeting of the Compensation Committee, in 1998 or thereafter, Parent shall present its recommendation for granting Parent stock options in accordance with the foregoing at the next regularly scheduled meeting of the Compensation Committee or sooner if schedules and agendas permit.

  5.15. Reorganization. From and after the date hereof and until the Effective Time, neither Parent nor the Company nor any of their respective subsidiaries or other affiliates shall (i) knowingly take any action, or knowingly fail to take any action, that would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code; or (ii) enter into any contract, agreement, commitment or arrangement with respect to the foregoing.

  5.16. Shareholder Rights Plan. The Company shall take all action necessary to render the Rights Agreement, dated September 21, 1988 between Northrop Corporation and Manufacturers Hanover Trust Company (the "Shareholder Rights Plan") and the rights issued pursuant to the Shareholder Rights Plan inapplicable to the transactions contemplated hereby.

  5.17. [Reserved]

  5.18. Agreements. Between the date hereof and the Closing Date, neither Parent nor the Company shall enter into any agreement which Parent or the Company, as the case may be, knows or has reason to know is reasonably likely to cause any major customer of Parent or the Company (or their respective subsidiaries) to terminate any material contracts, agreements or other obligations that exist between that customer on the one hand, and Parent, the Company (or Parent and the Company following the Merger) or any subsidiary of either, on the other hand and Parent and the Company shall take all reasonable action appropriate to an effort to avoid such termination.

  5.19. Parent Board of Directors. The Company shall be entitled to designate for appointment or election to Parent's Board of Directors following consummation of the Merger, three persons to be mutually agreed upon by Parent and the Company. Parent's Board of Directors shall take all necessary action to cause Kent Kresa to be elected as Vice Chairman of Parent's Board of Directors following the Merger.

  5.20. Takeover Statute. If any "fair price," "moratorium," "control share acquisition" or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, the Company and the members of the Board of Directors of the Company shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

                                   ARTICLE 6

                                  CONDITIONS

  6.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

    (a) This Agreement and the transactions contemplated hereby shall have been approved by the holders of the issued and outstanding shares of capital stock of the Company and the Parent Stockholder Approval shall have been obtained.

    (b) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

    (c) Neither of the parties hereto shall be subject to any order or injunction of a court of competent jurisdiction in the United States which prohibits the consummation of the transactions contemplated by this Agreement. In the event any such order or injunction shall have been issued, each party agrees to use its best efforts to have any such injunction lifted.

    (d) The Form S-4 shall have become effective and shall be effective at the Effective Time, and no stop order suspending effectiveness of the Form S-4 shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all material approvals under state securities laws relating to the issuance or trading of the Parent Common Stock to be issued to the Company stockholders in connection with the Merger shall have been received.

    (e) The Parent Common Stock to be issued to the Company stockholders in connection with the Merger shall have been approved for listing on the NYSE, subject only to official notice of issuance.

    (f) All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a material adverse effect on the business of Parent and the Company (and their respective Subsidiaries), taken as a whole, following the Effective Time.

  6.2. Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

    (a) Parent shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Closing Date, the representations and warranties of Parent and Merger Sub contained in this Agreement and in any document delivered in connection herewith shall be true and correct in all material respects as of the Closing Date, except that those representations and warranties which address matters only as of a particular date shall have been true and correct as of such date, and the Company shall have received a certificate of the President or a Vice President of Parent, dated the Closing Date, certifying to such effect.

    (b) The Company shall have received the opinion of Fried, Frank, Harris, Shriver & Jacobson, special counsel to the Company, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

    (c) The Company shall have received a letter of its independent public accountants, dated the Effective Time, in form and substance reasonably satisfactory to it, stating that such accountants concur with management's conclusion that the Merger will qualify as a transaction to be accounted for in accordance with the pooling of interests method of accounting under the requirements of APB No. 16, provided that if such accountants are not able to deliver such letter due to a transaction of the type currently being considered by Parent, which has been described to the Company, such letter shall not be a condition to the Company's obligations hereunder.

    (d) From the date of this Agreement through the Effective Time, there shall not have occurred a Parent Material Adverse Effect.

  6.3. Conditions to Obligation of Parent and Merger Sub to Effect the
Merger. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

    (a) The Company shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Closing Date, the representations and warranties of the Company contained in this Agreement and in any document delivered in connection herewith shall be true and correct in all material respects as of the Closing Date, except that those representations and warranties which address matters only as of a particular date shall have been true and correct as of such date, and Parent shall have received a certificate of the President or a Vice President of the Company, dated the Closing Date, certifying to such effect.

    (b) Parent shall have received the opinion of King & Spalding, special counsel to Parent, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that the Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

    (c) Parent shall have received a letter of its independent public accountants, dated the Effective Time, in form and substance reasonably satisfactory to it, stating that such accountants concur with management's conclusion that the Merger will qualify as a transaction to be accounted for in accordance with the pooling of interests method of accounting under the requirements of APB No. 16, provided that if such accountants are not able to deliver such letter due to a transaction of the type currently being considered by Parent which has been described to the Company, such letter shall not be a condition to Parent's obligations hereunder.

    (d) From the date of this Agreement through the Effective Time, there shall not have occurred a Company Material Adverse Effect.

                                   ARTICLE 7

                                  TERMINATION

  7.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the stockholders of the Company, by the mutual consent of Parent and the Company.

  7.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of either Parent or the Company if (a) the Merger shall not have been consummated by March 31, 1998, or (b) the approval of the Company's stockholders required by Section 6.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof, or (c) the approval of Parent's stockholders required by Section 6.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof, or (d) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this clause (d) shall have used all reasonable efforts to remove such injunction, order or decree; and provided, in the case of a termination pursuant to clause (a) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger by March 31, 1998.

  7.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the adoption and approval by the stockholders of the Company referred to in Section 6.1(a), by action of the Board of Directors of the Company, if (a) in the exercise of its good faith judgment as to fiduciary duties to its stockholders imposed by law based on the written opinion of outside counsel, the Board of Directors of the Company determines that such termination is required by reason of an Alternative Proposal being made, or (b) there has been a breach by Parent or Merger Sub of any representation or warranty contained in this Agreement that has had or will have a Parent Material Adverse Effect, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to Parent, or (c) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of Parent, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to Parent. Notwithstanding the foregoing, the Company's ability to terminate this Agreement pursuant to Section 7.2 or this Section 7.3 is conditioned upon the prior payment by the Company of any amounts owed by it pursuant to Section 7.5(a).

  7.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the stockholders of Parent referred to in Section 6.1(a), by action of the Board of Directors of Parent, if (a) the Board of Directors of the Company shall have (i) withdrawn or modified in a manner materially adverse to Parent its approval or recommendation of this Agreement or the Merger or (ii) recommended an Alternative Proposal to the Company stockholders, or (b) there has been a breach by the Company of any representation or warranty contained in this Agreement that has had or will have a Company Material Adverse Effect, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to Parent, or (c) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the Company, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company.

  7.5. Effect of Termination and Abandonment.

  (a) If this Agreement is terminated by the Company or Parent pursuant to
Section 7.2(b) or 7.4(a)(i), and, prior to such termination, (x) a proposal with respect to a Transaction shall have been made, and (y) within six (6) months after such termination, the Company enters into any agreement with respect to a Transaction, or any third party shall acquire beneficial ownership of 50.1% or more of the Company's outstanding shares of voting stock, then within two business days after the execution of such an agreement or the consummation of such acquisition (whichever shall first occur), the Company shall pay Parent, by wire transfer of immediately available funds, a fee (the "Termination Fee") of $200 million. If this Agreement is terminated by the Company pursuant to clause (a) of Section 7.3 or by Parent pursuant to clause (a)(ii) of Section 7.4, then the Company shall pay Parent the Termination Fee, which fee shall be payable by wire transfer of same day funds either at the time contemplated in the last sentence of Section 7.3 if applicable or, otherwise, within two business days after such termination. The Company acknowledges that the agreements contained in this Section 7.5(a) are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 7.5(a), and, in order to obtain such payment, Parent or Merger Sub commences a suit which results in a judgment against the Company for the fee set forth in this Section 7.5(a), the Company shall pay to Parent its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the rate of 12% per annum from the date such fee was required to be paid.

  (b) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 7, all obligations of the parties hereto shall terminate, except the obligations of the parties set forth in this Section 7.5 and Section 5.12 and except for the provisions of Sections 8.3, 8.4, 8.6, 8.8, 8.9, 8.12, 8.13 and 8.14 and except for the Confidentiality Agreement previously executed between the Company and Parent (the "Confidentiality Agreement"). Moreover, in the event of termination of this Agreement pursuant to Section 7.2, 7.3 or 7.4, nothing herein shall prejudice the ability of the nonbreaching party from seeking damages from any other party for any wilful breach of this Agreement, including without limitation, attorneys' fees and the right to pursue any remedy at law or in equity.

  7.6. Extension; Waiver. At any time prior to the Effective Time, any party hereto, by action taken by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE 8

                              GENERAL PROVISIONS

  8.1. Nonsurvival of Representations, Warranties and Covenants. All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Merger, provided, however, that the covenants contained in Article 2, the last sentence of Section 5.11, Section 5.12, Section 5.13, Section 5.14, Section
5.19 and this Article 8 shall survive the Merger, but not beyond the extent, if any, specified therein. Nothing in this Section 8.1 shall affect Section 7.5(b) of this Agreement.

  8.2. Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission and by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

    If to Parent or Merger Sub:

    Lockheed Martin Corporation
    6801 Rockledge Drive
    Bethesda, Maryland 20817
    Attention: Frank H. Menaker, Jr., Esq.
    Senior Vice President and General Counsel

    with copies to:

    Dewey Ballantine
    1301 Avenue of the Americas
    New York, New York 10019
    Attention: William J. Phillips, Esq.

    If to the Company:

    Northrop Grumman Corporation
    1840 Century Park East
    Los Angeles, California 90067
    Attention: Richard R. Molleur, Esq.
    Corporate Vice President and General Counsel

    with copies to:

    Fried, Frank, Harris, Shriver & Jacobson
    One New York Plaza
    New York, New York 10004-1980
    Attention: Charles M. Nathan, Esq.

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

  8.3. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of
Section 5.13, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

  8.4. Entire Agreement. This Agreement, the Exhibits, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Confidentiality Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

  8.5. Amendment. This Agreement may be amended by the parties hereto, by action taken by their respective Boards of Directors, at any time before or after approval of matters presented in connection with the Merger by the stockholders of the Company and Parent, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  8.6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of the Company and Parent hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware (the "Delaware Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in an inconvenient forum.

  8.7. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

  8.8. Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

  8.9. Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

  8.10. Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

  8.11. Incorporation of Exhibits. The Company Disclosure Schedule, the Parent Disclosure Schedule and all Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

  8.12. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

  8.13. Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity.

  8.14. Subsidiaries. As used in this Agreement, the word "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner. When a reference is made in this Agreement to Significant Subsidiaries, the words "Significant Subsidiaries" shall refer to Subsidiaries (as defined above) which constitute "significant subsidiaries" under Rule 405 promulgated by the SEC under the Securities Act.

  IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

                                          LOCKHEED MARTIN CORPORATION


                                          By:     /s/ Marcus C. Bennett
                                              ---------------------------------
                                                    Marcus C. Bennett
                                           Executive Vice President and Chief
                                                    Financial Officer

                                          HURRICANE SUB, INC.


                                          By:     /s/ Marcus C. Bennett
                                              ---------------------------------
                                                    Marcus C. Bennett
                                                        President

                                          NORTHROP GRUMMAN CORPORATION


                                          By:   /s/ Richard B. Waugh, Jr.
                                              ---------------------------------
                                                  Richard B. Waugh, Jr.
                                           Corporate Vice President and Chief
                                                    Financial Officer

                                                                    APPENDIX II

                   [LETTERHEAD OF BEAR STEARNS APPEARS HERE]


                                                               October 13, 1997

Board of Directors
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817

Dear Sirs and Madam:

  We understand that pursuant to an Agreement and Plan of Merger dated as of July 2, 1997 (the "Merger Agreement") among Lockheed Martin Corporation ("Lockheed Martin"), Merger Sub Corporation ("Sub"), a wholly owned subsidiary of Lockheed Martin, and Northrop Grumman Corporation ("Northrop"), Lockheed Martin and Northrop intend to consummate a transaction in which Sub will merge with Northrop with each then outstanding share of common stock of Northrop being converted to the right to receive 1.1923 shares of common stock of Lockheed Martin (the "Merger").

  You have asked us to render our opinion as to whether the Merger is fair, from a financial point of view, to the stockholders of Lockheed Martin.

  In the course of our analysis for rendering this opinion, we have:

    1. reviewed the Merger Agreement in final form as provided to us:

    2. reviewed Lockheed Martin's and Northrop's respective Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1996 and 1995, and their respective Quarterly Reports on Form 10-Q for the period ended March 31, 1997;

    3. reviewed certain operating and financial information provided to us by the managements of Lockheed Martin and Northrop relating to such businesses, including internal projections of future financial results;

    4. met with certain members of Lockheed Martin's and Northrop's senior management to discuss their respective company's operations, historical financial statements and future prospects, and their views of the business, operational and strategic benefits, potential synergies and tax and other implications of the Merger;

    5. reviewed the pro forma financial impact of the Merger on Lockheed
  Martin;

    6. reviewed the historical stock prices and trading volumes of the common stock of Lockheed Martin and of Northrop;

    7. reviewed certain publicly available financial information and stock market performance data of other publicly held companies which we deemed generally comparable to Lockheed Martin and to Northrop;

    8. reviewed the financial terms of certain other recent acquisitions of companies which we deemed generally comparable to Lockheed Martin and to Northrop; and

    9. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

  In the course of our review, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us or reviewed for us by Lockheed Martin and Northrop and the reasonableness of the assumptions made by the managements of Lockheed Martin and Northrop with respect to the projected financial results of such businesses and the tax consequences of and the potential synergies which could be incurred or achieved upon consummation of the Merger. We have not assumed any responsibility for independent verification of such information and have relied upon the assurances of the management of Lockheed Martin and the management of Northrop that they are unaware of any facts that would make the information provided to or reviewed by us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets of Lockheed Martin or Northrop nor have we been furnished with any such appraisals. Our opinion is necessarily based on the economic, market and other conditions as in effect on and the information made available to us as of the date hereof.

  We have acted as financial advisor to Lockheed Martin in connection with the Merger and will receive a fee for such advisory services, including the rendering of this opinion, payment of a significant portion of which is contingent upon the consummation of the Merger.

  In the ordinary course of our business, we may actively trade the securities of Lockheed Martin and Northrop for our own account and for the accounts of customers and accordingly, may, at any time, hold a long or short position in such securities.

  It is understood that this letter is intended for the benefit and use of the Board of Directors of Lockheed Martin and is not to be reproduced, disseminated, quoted or referred to at any time, in whole or in part, in any manner for any purpose without our prior written consent, which shall not be unreasonably withheld.

  Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger is fair, from a financial point of view, to the stockholders of Lockheed Martin.

                                          Very truly yours,

                                          BEAR, STEARNS & CO. INC.


                                          By:     /s/ Michael J. Urfier
                                              ----------------------------------
                                                Senior Managing Director

                                                                    APPENDIX III

Salomon Brothers Inc
Seven World Trade Center
New York, New York 10048                                 ------------------
                                                           Salomon Brothers
212-783-7000                                               ------------------

                                                                    July 2, 1997

Board of Directors
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067

Members of the Board:

  You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of common stock, par value $1.00 per share (the "Common Stock"), of Northrop Grumman Corporation (the "Company") of the Exchange Ratio (as defined below) to be received by such holders pursuant to the Agreement and plan of Merger by and among Lockheed Martin Corporation ("Lockheed Martin"), Hurricane Sub, Inc., a newly-formed wholly owned subsidiary of Lockheed Martin ("Merger Sub"), and the Company (the "Merger Agreement"). The Merger Agreement provides for, among other things, the merger (the "Merger") of Merger Sub with and into the Company, pursuant to which each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 1.1923 shares (the "Exchange Ratio") of common stock, par value $1.00 per share, of Lockheed Martin (the "Lockheed Martin Common Stock").

  We understand that the Merger is intended to qualify as a tax-free reorganization for federal income tax purposes within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and, except as contemplated by the Merger Agreement, to be accounted for as a pooling of interests in accordance with generally accepted accounting principles as described in Accounting Principles Board Opinion Number 16.

  In connection with rendering our opinion, we have, among other things: (i) reviewed the July 2, 1997 draft of the Merger Agreement, including the exhibits thereto and certain documents referred to therein, in the form provided to us and have assumed that the final form of such agreement will not vary in any respect that is material to our analysis; (ii) reviewed certain publicly available business and financial information concerning the Company; (ii) reviewed certain publicly available business and financial information concerning Lockheed Martin; (iv) reviewed certain publicly available information concerning the industry in which the Company and Lockheed Martin operate; (v) reviewed and analyzed certain financial forecasts and other non-public financial and operating data concerning the businesses and operations of the Company and Lockheed Martin that were provided to or reviewed for us by management of the Company and Lockheed Martin, respectively; (vi) reviewed certain publicly available business and financial information with respect to certain other companies that we believe to be comparable in certain respects to the Company and Lockheed Martin and the trading markets for such companies' securities; (vii) reviewed and analyzed certain publicly available and other information concerning the trading of, and the trading market for, the Common Stock and the Lockheed Martin Common Stock; (viii) reviewed the financial terms of certain business combinations and acquisition transactions we deem reasonably comparable to the Merger and otherwise relevant to our inquiry; (ix) analyzed certain information concerning cost savings and combination benefits expected to result from the Merger that was provided to or reviewed for us by the managements of the Company and Lockheed Martin; and (x) considered such other information, financial studies, analyses, investigations and financial, economic, market and trading criteria as we deemed relevant to our inquiry. We have also discussed with certain officers and employees of the Company and Lockheed Martin the foregoing, including the past and current business operations, financial condition and prospects of the Company and Lockheed Martin, respectively, before and after giving effect to the Merger, as

--------------------------------------------------------------------------------
                  Salomon Brothers Inc & Worldwide Affiliates
--------------------------------------------------------------------------------

Atlanta . Bangkok . Beijing . Boston . Buenos Aires . Chicago . Frankfurt . Hong Kong . London . Los Angeles . Madrid . Melbourne . Mexico . Milan . Moscow New Delhi . New York . Osaka . Paris . San Francisco . Seoul . Singapore . Sydney . Taipei. Tel Aviv . Tokyo . Toronto . Zug . Zurich

                                     III-1

                                                     -----------------
Salomon Brothers Inc                                   Salomon Brothers
                                                       ------------------

well as other matters we believe relevant to our inquiry. However, it should be noted that, within the context of our current engagement by the Company, we have not been authorized to and have not solicited alternative offers for the Company or its assets.

  In our review and analysis and in arriving at our opinion, we have assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for us or publicly available. With respect to the financial projections for the Company and for Lockheed Martin, as well as the information concerning cost savings and combination benefits provided to or reviewed for us by the managements of the Company and Lockheed Martin, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments on the part of the management of the Company or Lockheed Martin, as the case may be, as to the future financial performance of the Company or Lockheed Martin, as the case may be, and as to the cost savings and combination benefits expected to result from the Merger. We express no view as to such projections or information or the assumptions on which they are based. We have not assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of the assets (including properties and facilities) or liabilities of the Company or Lockheed Martin.

  Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof, and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion does not address the Company's underlying business decision to effect the Merger or constitute a recommendation to any holder of Common Stock as to how such holder should vote with respect to the Merger. Our opinion as expressed below does not imply any conclusion as to the likely trading range for the Common Stock or the Lockheed Martin Common Stock following the announcement or consummation of the Merger, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities.

  For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either the Company or Lockheed Martin is a party, as contemplated by the Merger Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits of the Merger.

  As you are aware, we have acted as the financial advisor to the Company in connection with the Merger and will receive fees from the Company for our services, a portion of which is contingent upon consummation of the Merger. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement. Additionally, we have rendered certain investment banking and financial advisory services to the Company in the past for which we have been paid fees. In addition, in the ordinary course of our business, we or our affiliates may actively trade the securities of the Company and Lockheed Martin for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of the Common Stock.

                                       Very truly yours,

                                       Salomon Brothers Inc

                                     III-2

                                   PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

     The Maryland General Corporation Law authorizes Maryland corporations to limit the liability of directors and officers to the corporation or its stockholders for money damages, except (a) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of benefit or profit in money, property or services actually received, (b) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding and (c) in respect of certain other actions not applicable to the Registrant. Under the Maryland General Corporation Law, unless limited by the charter, indemnification is mandatory if a director or an officer has been successful on the merits or otherwise in the defense of any proceeding by reason of his or her service as a director unless such indemnification is not otherwise permitted as described in the following sentence. Indemnification is permitted unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or
(c) in the case of a criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful. In addition to the foregoing, a court of appropriate jurisdiction may under certain circumstances order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer has acted in a manner referred to in the preceding sentence or has been adjudged liable on the basis that a personal benefit was improperly received in a proceeding charging improper personal benefit to the director or officer. If the proceeding was an action by or in the right of the corporation or involved a determination that the director or officer received an improper personal benefit, however, no indemnification may be made if the individual is adjudged liable to the corporation, except to the extent of expenses approved by a court of appropriate jurisdiction.

          Article XI of the charter of the Registrant limits the liability of directors and officers to the fullest extent permitted by the Maryland General Corporation Law. Article XI of the charter of the Registrant also authorizes the Registrant to adopt bylaws or resolutions to provide for the indemnification of directors and officers. Article VI of the bylaws of the Registrant provides for the indemnification of the Registrant's directors and officers to the fullest extent permitted by the Maryland General Corporation Law. In addition, the Registrant's directors and officers are covered by certain insurance policies maintained by the Registrant.

Item 21.  Exhibits and Financial Statement Schedules.

          2.1 Agreement and Plan of Merger, dated as of July 2, 1997, among the Registrant, Hurricane Sub, Inc. and Northrop Grumman
                Corporation, as amended as of September 29, 1997 (attached as Appendix I to the Joint Proxy Statement/Prospectus included in this Registration Statement)

          2.2   Form of Proxy for holders of Lockheed Martin Corporation Common
                Stock

          2.3   Form of Proxy for holders of Northrop Grumman Corporation Common
                Stock

          5.1 Opinion of Miles & Stockbridge, P.C., as to the legality of the securities

          8.1   Tax Opinion of King & Spalding

          8.2   Tax Opinion of Fried, Frank, Harris, Shriver & Jacobson

          23.1  Consent of Ernst & Young LLP

          23.2  Consent of Deloitte & Touche LLP

          23.3 Consent of Miles & Stockbridge, P.C. (included in opinion filed as Exhibit 5.1)

          23.4  Consent of King & Spalding (included in opinion filed as Exhibit
                8.1)

          23.5 Consent of Fried, Frank, Harris, Shriver & Jacobson (included in opinion filed as Exhibit 8.2)

          23.6  Consent of Bear Stearns & Co. Inc.

          23.7  Consent of Salomon Brothers Inc

          23.8  Consent of Frank H. Menaker, Jr., Esq.

          23.9  Consent of Richard Molleur, Esq.

          24.1  Powers of Attorney

          99.1  Consent of Kent Kresa


          99.2  Consent of John E. Robson

          99.3  Consent of Robert A. Lutz

Item 22.  Undertakings.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Act");

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (i) and
          (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Montgomery, State of Maryland, on the 22nd day of January, 1998.

                          Lockheed Martin Corporation
                                Registrant


                          By: /s/ Frank H. Menaker, Jr.
                            --------------------------------------
                                  Frank H. Menaker, Jr.
                                  Senior Vice President and General Counsel

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


Signature                                 Title                      Date
---------                                 -----                      ----

/s/ Vance D. Coffman*              Chief Executive              January 22, 1998
---------------------------      Officer and Director
VANCE D. COFFMAN              (Principal Executive Officer)

/s/ Marcus C. Bennett*          Executive Vice President and    January 22, 1998
---------------------------     Chief Financial Officer and
MARCUS C. BENNETT                        Director
                               (Principal Financial Officer)

/s/ Todd J. Kallman*             Chief Accounting Officer       January 22, 1998
---------------------------
TODD J. KALLMAN

/s/ Norman R. Augustine*           Chairman of the Board        January 22, 1998
---------------------------
NORMAN R. AUGUSTINE

/s/ Lynne V. Cheney*                     Director               January 22, 1998
---------------------------
LYNNE V. CHENEY

/s/ Houston I. Flournoy*                 Director               January 22, 1998
---------------------------
HOUSTON I. FLOURNOY

/s/ James F. Gibbons*                    Director               January 22, 1998
---------------------------
JAMES F. GIBBONS

/s/ Edward E. Hood, Jr.*                 Director               January 22, 1998
---------------------------
EDWARD E. HOOD, JR.

/s/ Caleb B. Hurtt*                      Director               January 22, 1998
---------------------------
CALEB B. HURTT

/s/ Gwendolyn S. King*                   Director               January 22, 1998
---------------------------
GWENDOLYN S. KING

/s/ Vincent N. Marafino*                 Director               January 22, 1998
---------------------------
VINCENT N. MARAFINO

/s/ Eugene F. Murphy*                    Director               January 22, 1998
---------------------------
EUGENE F. MURPHY

/s/ Allen E. Murray*                     Director               January 22, 1998
---------------------------
ALLEN E. MURRAY

/s/ Frank Savage*                        Director               January 22, 1998
---------------------------
FRANK SAVAGE

/s/ Peter B. Teets*                      Director               January 22, 1998
---------------------------
PETER B. TEETS

/s/ Daniel M. Tellep*                    Director               January 22, 1998
---------------------------
DANIEL M. TELLEP

/s/ Carlisle A. H. Trost*                Director               January 22, 1998
---------------------------
CARLISLE A. H. TROST

/s/ James R. Ukropina*                   Director               January 22, 1998
---------------------------
JAMES R. UKROPINA

/s/ Douglas C. Yearley*                  Director               January 22, 1998
---------------------------
DOUGLAS C. YEARLEY


  * By: /s/ Stephen M. Piper
       --------------------------
       (Stephen M. Piper, Attorney-in-Fact**)


** By authority of Powers of Attorney filed with this Registration Statement on Form S-4.